

GREY WOLF, INC. [2006 Annual Report]

GREY WOLF'S
NORTH AMERICA
BY
HARD WORK AND VISION

EBITDA PER RIG DAY[1]

[1] *earnings before interest expense, taxes, depreciation and amortization, average – see reconciliation of EBITDA to net income in our Form 10-K*


2006
$10,919
2005
$7,139
2004
$2,705

GREY WOLF, INC. MARKET AREAS

Rockies	Gulf Coast
Mid Continent	South Texas
Ark-La-Tex	



Grey Wolf is a leading land drilling contractor advancing natural gas discovery on America's energy frontiers with a premium fleet of 119 rigs.

Our technology allows customers to explore at depths up to 30,000 feet, pushing the boundaries in the most resource-rich natural gas regions of the country including the Ark-La-Tex, Mississippi/Alabama, Gulf Coast, South Texas, Mid Continent and Rocky Mountain territories.

TRACKING OUR FINANCIAL HIGHLIGHTS

in thousands, except per share amounts

	2006	2005	2004	2003	2002	2001
Revenues	**$945,527**	$696,979	$424,634	$285,974	$250,260	$433,759
Net income (loss) applicable to common shares	**219,951**	120,637	8,078	(30,200)	(21,476)	68,453
Net income (loss) per common share						
Basic	**1.16**	.63	.04	(.17)	(.12)	.38
Diluted	**.98**	.54	.04	(.17)	(.12)	.38
Total assets	**1,086,984**	869,035	635,876	532,184	593,964	627,900
Long-term debt	**275,000**	275,000	275,000	234,898	249,613	250,695
Shareholders' equity	**533,794**	369,232	237,842	195,637	225,258	245,297
Working capital	**304,764**	250,446	118,096	71,833	117,694	115,592

OPERATIONAL HIGHLIGHTS

	2006	2005	2004	2003	2002	2001
Operating days	**39,561**	37,229	31,177	22,147	20,080	30,924
Average revenue per rig day	**$23,901**	$18,721	$13,620	$12,913	$12,463	$14,026
Average EBITDA per rig day[1]	**$10,919**	$7,139	$2,705	$1,389	$2,034	$5,718
Average rigs operating	**108**	102	85	61	55	85

[1] Please see reconciliation of EBITDA to net income included in our Form 10-K.



Grey Wolf is at the forefront of the search for resources on America's energy frontiers.

a letter to our shareholders...


THOMAS P. RICHARDS, CHAIRMAN, PRESIDENT & CEO

Grey Wolf achieved record financial results, solid safety performance and significant asset growth as we advanced the search for natural gas in our nation's most prolific producing regions in 2006.

SETTING RECORDS

Reflecting outstanding market fundamentals and a consistent strategy for long-term growth, we enjoyed a second straight year of record accomplishments. Our net income was $0.98 per diluted share, an increase of 82% on revenue growth of 36%. Earnings before interest expense, taxes, depreciation and amortization (EBITDA) grew 63% year-over-year, and return on capital employed increased to nearly 40%, up from 27% for 2005 and nearly double the 21% of 2001 – the peak of the last drilling industry cycle.

Our turnkey business added $61.2 million, or 14%, of total EBITDA for 2006, while daywork EBITDA totaled $370.8 million for the year – both records.

Grey Wolf put more rigs to work than at any time in its history, averaging 110 rigs working out of a fleet totaling 115 marketed rigs at year end. We partnered with customers as they drilled ambitiously in the shale plays of the Mid-Continent, horizontal reservoirs in West Texas and Colorado's trapped gas formations.

Because we believe safety is critical, we are particularly proud of the record 31% improvement in the Company's recordable incident rate set during 2006. Each of our divisions showed year-over-year safety improvement, and we continue to invest in a culture of safe operations through intensive training as well as compensation programs focused on retaining highly skilled rig crews. Our year-over-year employee turnover declined 33%. Both safety and turnover improvements were achieved simultaneous to a 10% increase in man hours worked for 2006.

CHARTING A BALANCED COURSE

Our strategy for building long-term shareholder value recognizes that the drilling business is cyclical. A primary objective is to enter and exit each phase achieving stronger performance at the top as well as better financial position at the ebb of the cycle.

Grey Wolf's record results provided substantial cash flow. We invested that cash under a balanced strategy that focuses on term-contract-backed growth and rig fleet upgrades, the improvement of the Company's balance sheet and returning cash to our shareholders through a $100 million common stock repurchase program under which we purchased 9.3 million shares at a cost of $65.1 million in 2006. This balanced strategy is designed to increase shareholder value in the near-term and the future.

EQUIPPED FOR THE CHALLENGE

Key to our efforts is building a premium asset base by continuously upgrading the technology and deep-drilling capabilities of our rig fleet.

Early in 2006, Grey Wolf sold five inventory rigs at a significant gain. After a fire on one of our working rigs in March, we replaced it with a 2,000-horsepower rig built from inventory parts and upgraded with new components. Including 11 rigs refurbished and deployed in 2005 and another six in 2006, Grey Wolf upgraded 17 rigs in the past two years that are expected to provide returns of 30%. We also ordered six National Oilwell Varco "Ideal" rigs in 2006 with anticipated returns of 20%. Four of the new-build rigs are working, and deployment of the final two is expected by mid-year 2007, which will bring the Company's total marketed fleet to 121 rigs.

All of the upgraded and newly built rigs are deployed under long-term contracts designed to recoup our incremental or original capital investment during the initial terms, which substantially reduces the risk typically associated with asset investments in a cyclical industry. As 2006 progressed, we leveraged good customer relationships and extraordinary rig demand to achieve a record level of long-term contracts — an industry high of almost 70% of our fleet.

HEADING FOR SUCCESS

By investing more than $109 million in equipment and upgrades since 2004 – much of it already recouped or to be recaptured under long-term contracts — we created a fleet positioned for the future. Among its key competitors, Grey Wolf has a large percentage of its fleet comprising high-horsepower, electric drilling rigs capable of reaching depths of 10,000 feet or deeper. In building this premium fleet, we are enhancing safety, increasing the efficiency of rig moves and maximizing performance. This improves our ability to continue to sign long-term contracts. The Company has an average of 59 rigs committed long-term in 2007 and 19 rigs in 2008, numbers that may increase as contracts come up for renewal.

LOOKING AHEAD

The fourth quarter of 2006 and early 2007 brought some softening in the market as operators paused to assess commodity prices and drilling budgets. Dayrates peaked in the third quarter of 2006 at $19,000-27,000 per rig day without fuel and top drives. They are at this writing between $17,000 and $22,500 a day depending upon market and rig size – levels that provide significant cash flow for the Company.

The long-term fundamentals for our business are very positive. Oil prices in the $60-a-barrel range support natural gas prices at high historic levels and provide our customers with cash flow to continue drilling at the current pace or above. Despite drilling at levels not seen in 20 years, natural gas production decline rates are steeper than ever, and there has been no meaningful increase in natural gas production. With the nation's appetite for natural gas projected to outstrip supply from domestic and imported sources over the next decade, our customers must test the limits of advanced technology to target reserves once considered too small or too costly to drill.

We will be an essential partner as our customers advance America's natural gas frontiers. I thank each of our employees for their commitment to the values of safety, hard work and integrity that make this exciting journey possible.

Sincerely,



Thomas P. Richards
Chairman, President & Chief Executive Officer

[March 10, 2007]

Rig 104 on Site in West Texas:
One of six new rigs ordered by Grey Wolf in 2006, Rig 104 is a 1,500 horsepower NOV Ideal rig capable of drilling deep, directional or horizontal wells at depths up to 18,000 feet.



Venturing farther with technology.

Any expedition begins with the right equipment. Grey Wolf's rigs feature the technological advances that capture the imagination of geologists and drilling engineers, leading them to expand today's drilling horizons to natural gas plays once considered too small or too costly to pursue.

High-horsepower, deep-drilling rigs make it possible to create horizontal wells that veer up to 90 degrees to tap linear reservoirs. Directional drilling reduces the number of well sites needed to explore a new territory as the bit travels miles from the initial entry point. Meanwhile, new completion techniques, such as fracture stimulation, release gas from rock formations and tight sands, making it cost-effective for operators to explore uncharted realms.

Grey Wolf is a leading partner in this quest. We put more rigs to work in 2006 than in any year in our history with 95% of those wells targeted to natural gas. Our investment in the technology and skilled crews to operate rigs safely reflects a deep dedication to bringing in wells safely while meeting or bettering our customers' projected drilling curves by reducing flat time otherwise spent tripping pipe, running casing or dealing with unscheduled events that can delay completion.

INVESTING $100 MILLION

In the past three years, Grey Wolf invested more than $100 million on rig upgrades, including automated equipment and electronic controls. Our refurbished rigs compete favorably with newly built ones.


Varco

Top Drive speeds drilling

Grey Wolf's 24 top drives efficiently rotate drill pipe, improving speed and pipe handling safety.

We're doing something great here, that much I can see.

Rig 89, a top-of-the-line upgrade in the Ark-La-Tex division's fleet, was deployed in late 2006 from Grey Wolf's Eunice, Louisiana yard. A 3,000-horsepower, diesel-electric rig, it is capable of drilling to 30,000-foot depths and towers on the horizon with a 156-foot mast.

Typical of upgrades across the Grey Wolf fleet today, Rig 89 features top-of-the-line technology: digital instrumentation, satellite communications, 6,000-kilowatt diesel-fueled electric generators, emission-reducing Tier II engines, highly efficient mud circulating components including three 1,600-horsepower pumps, electronic drilling systems that are sensitive to weight on the bit and pump pressure, wireless controlled automated hydraulic catwalks that pull pipe from the rack and lift it to the rig floor, and automated iron roughnecks that can thread 9 ½-inch drill collar as easily as 5-inch pipe. With hands-free operation, crew safety is increased and time is saved on every connection.

Rig 89's crown can hoist two million pounds, while a 750-ton top drive unit can rotate the drill bit more than 150 revolutions per minute. The top drive is one of 24 that speed drilling across the Grey Wolf fleet with incremental dayrates that added more than $8 million to the Company's EBITDA in 2006.

ACCEPTING THE DEEP DRILLING CHALLENGE

The average depth of U.S. natural gas wells increased 40% in the past 20 years. Like the majority of rigs in the Grey Wolf fleet, Rig 89 is designed to overcome the challenges of high temperature and high pressure at exceptional depths. Grey Wolf's fleet of 119 rigs, set to expand to 121 rigs by mid-year 2007 with the addition of two newly built rigs, features a significant deep-drilling bias. Nearly 98% of the fleet can reach depths greater than 10,000 feet, while nearly 75% exceeds depths of 15,000 feet – the highest percentage in U.S. land drilling.

AVERAGE RIGS OPERATING

Year	Rigs
2006	108
2005	102
2004	85
2003	61
2002	55

TURNKEY EBITDA *(in millions)*

see reconciliation of EBITDA to net income in our Form 10-K

Year	EBITDA
2006	$61.2
2005	$47.6
2004	$21.3
2003	$19.7
2002	$9.5

LEADING WITH EXPERTISE

With drilling activity at all time highs, Grey Wolf's long-term investment in skilled rig crews has been crucial to high performance levels and rig safety. We maintain a policy of keeping qualified personnel during industry downturns and provide wage and benefit enhancements as well as tenure-based bonuses to reduce turnover. Safety is a critical compass point guiding operations, and more than 1,500 employees attended our behavior-based safety leadership courses in the past three years. Today, Grey Wolf's safety record is among the best in the industry.

As exhibited by their willingness to sign long-term contracts totaling more than 70% of our fleet, our customers know that when they use a Grey Wolf rig it meets the highest standards in equipment, performance and safety – the right tools for modern exploration.



Sighting new natural gas horizons.

From the deep reserves of Mississippi and Oklahoma to the tight sand plays of Colorado's Piceance Basin and the Barnett Shale in North Texas, our rigs are piercing the Earth's crust as operators track the nation's most exciting natural gas plays.

Grey Wolf provides drilling services in our nation's most prolific natural gas producing regions. More than 60% of U.S. production comes from the markets we serve, including the Gulf Coast, South Texas, Rocky Mountain, Mid-Continent, Ark-La-Tex and Mississippi/Alabama areas.

THE MID-CONTINENT RUSH

Entering West Texas only six years ago, Grey Wolf found a ready market for its deep-drilling rigs when technology opened the door to horizontal drilling to tap long reservoirs with a single spud. Fracturing technology further expanded the horizons of gas exploration in the Mid-Continent district, heralding a new boom in exploration as operators amplified demand for high-horsepower rigs to complete directional wells in North Texas, where an estimated 300 trillion cubic feet of natural gas is trapped in rock formations — particularly in the Barnett Shale region.

Today Grey Wolf has 17 rigs working out of its operation based in Midland, Texas with mechanical and diesel-electric rigs ranging from 800- to 3,000-horsepower.

CHALLENGES IN THE ROCKIES

The Piceance Basin in Western Colorado dominates the Rocky Mountain region as the latest "hot" play developing out of advances in fracturing technology. Despite cold winters, tight housing conditions and labor shortages facing all of the energy-related employers in this sparsely populated area, Grey Wolf works a majority of its 17 Rocky Mountain rigs in the Piceance Basin, where experts estimate discoverable reserves between 200 and 300 trillion cubic feet of gas.

Whether using boarded roads over marshy terrain in South Louisiana, sweating the high temperatures of South Texas, or rigging down in a snowstorm in Colorado, Grey Wolf is prepared to meet the challenges from one frontier to another – above and below the earth's surface.

AUTOMATED CATWALK:
Grey Wolf's wireless controlled, automated catwalk systems use hydraulics to lift 30-foot lengths of pipe to the rig floor. Safety features include a system lockout that ensures instant shut-down if the sensing system detects objects or personnel near the carrier during lifting or lowering operations.



Performance Excellence

Reflecting our dedication to drilling wells safely while bettering our customers' projected drilling curves, Grey Wolf invested more than $100 million in technology and training since 2003.

Our focus on working together to achieve a goal is making a difference.

GREY WOLF, INC. BOARD OF DIRECTORS



STEVEN A. WEBSTER
Co-Managing Partner Avista Capital Holdings, L.P.



ROBERT E. ROSE
Chairman, GlobalSantaFe Corporation



TREVOR M. TURBIDY
President & Chief Executive Officer, Trico Marine Services, Inc.



FRANK M. BROWN
President, Fairweather International, Inc.



WILLIAM T. DONOVAN
Chairman, Rockland Industrial Holdings, LLC



THOMAS P. RICHARDS
Chairman, President & Chief Executive Officer Grey Wolf, Inc.



WILLIAM R. ZIEGLER
Vice Chairman, Grey Wolf, Inc. Of Counsel to Satterlee Stephens Burke & Burke LLP

GREY WOLF, INC. OFFICERS



DAVID W. WEHLMANN
Executive Vice President & Chief Financial Officer



KENT D. CAULEY
Vice President & Controller



ROBERT J. PROFFIT
Senior Vice President Human Resources



DONALD J. GUEDRY, JR.
Vice President & Treasurer



EDWARD S. JACOB, III
Senior Vice President, Operations


TEXAS
Two Thousand Six
GREY WOLF, INC.
10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2006

Commission file number 1-8226


SEC MAIL PROCESSING
RECEIVED
MAY 1 4 2007
WASH. D.C.
210
SECTION



GREY WOLF, INC.
(Exact name of registrant as specified in its charter)

Texas	**74-2144774**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
10370 Richmond Avenue, Suite 600, Houston, Texas	**77042**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 713-435-6100

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.10	**American Stock Exchange**
Rights to Purchase Junior Participating Preferred Stock, par value $1.00	**American Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes [ ] No [X]

The aggregate market value of the registrant's voting stock held by non-affiliates on June 30, 2006 based upon the closing price on the American Stock Exchange on that date was approximately $1.4 billion.

At February 20, 2007, 185,258,709 shares of the Registrant's common stock were outstanding.

The following documents have been incorporated by reference into the Parts of this Report indicated: Certain sections of the registrant's definitive proxy statement for the registrant's 2007 Annual Meeting of shareholders which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 within 120 days of the Registrant's fiscal year ended December 31, 2006, are incorporated by reference into Part III hereof.

GREY WOLF, INC.

Index to Annual Report
on Form 10-K for the
Year Ended December 31, 2006

PART I

ITEM 1. BUSINESS

General

Grey Wolf, Inc., a Texas corporation formed in 1980, is a leading provider of contract land drilling services in the United States. Our customers include independent producers and major oil and natural gas companies. We conduct all of our operations through our subsidiaries. Our principal office is located at 10370 Richmond Avenue, Suite 600, Houston, Texas 77042, and our telephone number is (713) 435-6100. Our website address is www.gwdrilling.com.

We make available free of charge through our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission. Information on our website is not a part of this report.

Business Strategy

Within the framework of a very cyclical industry, our strategy is to maximize shareholder value during each phase of an industry cycle. To achieve that strategy, we seek to enter each phase of our industry's cycles in a stronger position by incorporating the following:

Customer and Marketing Efforts

- delivering quality, value-added service to our customers;
- maintaining a strong position in the markets where we operate;
- responding to market conditions by balancing dayrates we receive on our rigs with the number of rigs we market;
- using term contracts to provide sufficient cash flow to recover, after operating expenses, a majority of the incremental capital expended for the purchase of new rigs;

Equipment and Operations

- maintaining a premium fleet of equipment with a bias toward deep and horizontal/directional drilling;
- enhancing cash flow through our turnkey and trucking operations and use of our top drives;
- controlling costs and exercising capital spending discipline;

Growth and Return Opportunities

- searching for new market opportunities where we believe our quality fleet of rigs would be able to generate attractive returns; and
- searching for potential strategic acquisition candidates.

In the second quarter of 2006, we began a common stock repurchase program as another means to improve shareholder value. We repurchased $65.1 million of our common stock in 2006 and an additional $8.0 million in the first quarter of 2007. Up to an additional $26.9 million may be repurchased by us in 2007 under our current stock repurchase program.

Industry Overview

According to the Baker Hughes rotary rig count, there were 1,136 land rigs working in the United States at the peak of the last up cycle in 2001. That number fell to 628 in April 2002, we believe due to lower commodity prices and the land rig count generally stabilized from April 2002 thru December 2002. Beginning in the first quarter of 2003 the land rig count, per Baker Hughes, began to increase from an average of 773 rigs working in the first quarter of 2003 to an average of 1,609 rigs working during the fourth quarter of 2006. As of February 16, 2007, there were 1,632 land rigs working. We believe this increase is due to the continued strong commodity prices which our customers are receiving for their production. As of February 20, 2007, the average NYMEX near month contract price of natural gas was $8.22 per Mmbtu, while the average NYMEX near month contract price of West Texas Intermediate Crude was $61.33 per barrel.

Current Conditions and Outlook

We, and some of our competitors, have purchased newly-built rigs during the last year and will be taking delivery of additional rigs during 2007. Three of the six new 1,500 horsepower rigs we ordered in 2006 are now working. One of the remaining three new rigs is scheduled for delivery later in the first quarter of 2007, one in the second quarter, and the last rig is expected by the end of the third quarter. Our ongoing strategy is to only add to capacity with the support of term contracts. All six of the new rigs, as well as the 17 refurbishments completed over the last two years were supported by long-term contracts under which we expect to recover, during the initial contract term, the cost of the capital expended.

A January 1, 2007 report published by RIGDATA showed that 354 newly-built or refurbished rigs are expected to enter the domestic land drilling market in 2007. As a result of the newly-built and refurbished rigs that have come to market in recent months, there is currently some excess capacity of land drilling rigs, and this may increase as additional rigs enter the market. Over the last several months, we and some of our competitors have experienced and may continue to experience some rigs becoming idle which could affect future utilization of our rigs. Late in the fourth quarter of 2006, we began to see a weakening in spot market dayrates in connection with the excess supply of land drilling rigs. In addition, since that time we have experienced between a 5% to 15% average decline in the dayrates we use in bidding on drilling contracts. However, we have a significant number of existing term contracts at fixed dayrates that have buffered our exposure to the recent erosion in spot market dayrates and the effects of extra capacity. Additionally, during the fourth quarter of 2006, we had several term contracts that renewed at higher dayrates. The dayrates on these rollovers increased as dayrates were significantly lower at the time we entered into the contract, which was up to two years prior. As a result of these rollovers and our term contract exposure, the average dayrates we expect to realize during the first quarter of 2007 are not expected to be negatively impacted. We may experience some decline in our overall dayrates beginning in the second quarter of 2007 as some of our spot and term contracts come up for renewal at the lower rates. However, if demand for land drilling rigs were to trend upward before the end of the second quarter, we may see no effect of the recent reductions in spot market dayrates.

As of February 20, 2007 we had 31,500 rig days contracted for under term contracts, as compared with 33,900 rig days under term contract at September 30, 2006, and 31,100 rig days under term contract at February 20, 2006. Our rig days under contract at February 20, 2007 is approximately equivalent to an average of 59 rigs working under term contracts for 2007 and an average of 19 rigs working for 2008. At February 20, 2007 we had 83 rigs working under term contracts, representing 70% of our total rig fleet. These term contracts are expected to provide revenue of approximately $461.9 million in 2007 and $160.8 million in 2008. Over the last several months, the rate at which we have been able to sign new term contracts has slowed significantly.

Even with the effects of excess capacity, we believe the outlook for oil and natural gas prices, as well as the outlook for land drilling contractors, remains positive. The land rig count is still at historically high levels owing to historically robust oil and natural gas commodity prices. We believe these prices provide our customers with solid cash flow to pursue oil and natural gas prospects in the areas where we drill. In addition, natural gas production decline rates are steeper than ever, and despite record drilling levels during the past several years there has been no meaningful increase in domestic natural gas production.

We will continue to focus on a balanced strategy of investing our cash flow in the term contract-backed growth and upgrade of our rig fleet and the improvement of our balance sheet and returning cash to our shareholders through the common stock repurchase program.

Operations

At February 20, 2007 we had a rig fleet of 118 rigs, all of which were marketed.

We currently conduct our operations primarily in the following domestic drilling markets:

- Ark-La-Tex;
- Gulf Coast;
- Mississippi/Alabama;

- South Texas;
- Rocky Mountain;
- Mid-Continent.

We continually evaluate opportunities to enter foreign markets in which we can enter into term contracts to support such a commitment. Most of the wells we drilled for our customers were drilled in search of natural gas. Larger natural gas reserves are typically found in deeper geological formations and generally require premium equipment and quality crews to drill the wells. In addition, with continued technological advances in the industry, our customers are drilling an increasing number of directional and horizontal wells. Drilling directional and horizontal wells generally requires larger rigs capable of drilling to depths in excess of 15,000 feet. Our fleet of rigs consists of 84 rigs, or 71% of the total fleet, capable of drilling to 15,000 feet or deeper and fit well with the trend in the industry.

Below is a summary of the deployment of our rig fleet throughout the geographic market areas in which we operate, the relative amount of dayrate versus turnkey work done in these areas in 2006 and the average revenue per rig day we produced in each market area. All rig deployment counts are as of February 20, 2007:

Ark-La-Tex Division. Our Ark-La-Tex division provides drilling services primarily in Northeast Texas, Northern Louisiana and Southern Arkansas, and the Mississippi/Alabama market. We have 28 marketed rigs in this division consisting of 17 diesel electric rigs and 11 mechanical rigs. These rigs include four trailer-mounted rigs, one that is diesel electric and three that are mechanical. Our Ark-La-Tex division also operates a fleet of 26 trucks which is used exclusively to move our rigs.

We had an average of 24 rigs working in our Ark-La-Tex division during 2006. Daywork contracts generated approximately 93% of the division's revenues, while turnkey contracts generated the remaining 7%. The average revenue per rig day worked by the division during 2006 was $20,107.

Gulf Coast Division. Our Gulf Coast division provides drilling services in Southern Louisiana and along the upper Texas Gulf Coast. We have 27 marketed rigs in this division consisting of 22 diesel electric rigs and five mechanical rigs.

We had an average of 24 rigs working in our Gulf Coast division during 2006. Daywork contracts generated approximately 59% of the division's revenues, while turnkey contracts generated the remaining 41%. The average revenue per rig day worked by the division during 2006 was $29,393.

South Texas Division. We have 29 marketed rigs in this division. These marketed rigs consist of 16 diesel electric rigs and 13 mechanical rigs. Eight of these marketed rigs are trailer-mounted. The South Texas division also operates a fleet of 34 trucks which is used exclusively to move our rigs.

We had an average of 28 rigs working in our South Texas division during 2006. Daywork contracts generated approximately 66% of the division's revenues, while turnkey contracts generated the remaining 34%. The average revenue per rig day worked by the division during 2006 was $26,611.

Rocky Mountain Division. Our Rocky Mountain division provides drilling services in the market area which consists of Wyoming, Colorado, Northwest Utah and Northern New Mexico. We have 17 marketed rigs in this division consisting of seven diesel electric rigs and 10 mechanical rigs.

We had an average of 16 rigs working in our Rocky Mountain Division during 2006. Daywork contracts generated 100% of the revenue in this division and the average revenue per rig day worked during 2006 was $17,472.

Mid-Continent District. Our Mid-Continent district provides drilling services in West Texas, Southeast New Mexico, the Barnett Shale area in North Texas, and the Mid-Continent region. We have 17 marketed rigs in this district, including nine diesel electric rigs and eight mechanical rigs at February 20, 2007. Two of these marketed rigs are trailer-mounted. During 2006, we had an average of 17 rigs working and we averaged revenue per rig day worked of $18,996, all of which was under daywork contracts.

Contracts

Our contracts for drilling oil and natural gas wells are obtained either through competitive bidding or as a result of negotiations with customers. Contract terms offered by us are generally dependent on the complexity and risk of operations, on-site drilling conditions, type of equipment used and the anticipated duration of the work to be performed. Drilling contracts can be for a single or multiple wells. Term drilling contracts typically contain early termination penalties while non-term contracts are typically subject to termination by the customer on short notice with little or no penalty. The contracts generally provide for compensation on either a daywork, turnkey or footage basis.

Daywork Contracts. Under daywork drilling contracts, we provide a drilling rig with required personnel to our customer who supervises the drilling of the well. We are paid based on a fixed rate per day while the rig is utilized. Daywork drilling contracts specify the equipment to be used, the size of the hole and the depth of the well. Under a daywork drilling contract, the customer bears a large portion of out-of-pocket costs of drilling. The dayrate we receive is not dependent on the usual risks associated with drilling, such as time delays for various reasons, including stuck drill pipe or blowouts. In addition, our daywork contracts generally allow us to pass crew wage increases to our customers in the form of higher dayrates.

We also enter into term contracts to provide drilling services on a daywork basis. Typically, the length of our term contracts have ranged from one to three years. They have usually included a per rig day cancellation fee approximately equal to the dayrate under the contract less estimated contract drilling operating expenses for the unexpired term of the contract. We seek term contracts with our customers when we believe that those contracts may mitigate the financial impact to us of a potential decline in dayrates during the period in which the term contract is in effect. This provides greater stability to our business and allows us to plan and manage our business more efficiently. We also have used term contracts to contractually assure that we receive sufficient cash flow to recover the costs of improvements we make to the rigs under the term contract, particularly when those improvements are requested by the customer.

Turnkey Contracts. Under a turnkey contract, we contract to drill a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. We provide technical expertise and engineering services, as well as most of the materials required for the well, and are compensated when the contract terms have been satisfied. Turnkey contracts afford an opportunity to earn a greater financial return than would normally be available on daywork or footage contracts if the contract can be completed without major complications and in a timely manner.

The risks to us under a turnkey contract are substantially greater than on a daywork basis because we assume most of the risks generally assumed by the operator in a daywork contract, including the risk of blowout, loss of hole, stuck drill pipe, machinery breakdowns, abnormal drilling conditions and risks associated with subcontractors' services, supplies, cost escalation and personnel. We employ or contract for engineering expertise to analyze seismic, geologic and drilling data to identify and reduce many of the drilling risks we assume. We use the results of this analysis to evaluate the risks of a proposed contract and seek to account for such risks in our bid preparation. We believe our expertise, operating experience, qualified drilling personnel, risk management program, internal engineering expertise and access to proficient third party engineering contractors have allowed us to reduce the risks inherent in turnkey drilling operations. We also maintain insurance coverage against some, but not all, drilling hazards.

Footage Contracts. Under footage contracts, we are paid a fixed amount for each foot drilled, regardless of the time required or certain problems encountered in drilling the well. We typically pay more of the out-of-pocket costs associated with footage contracts than under daywork contracts. Similar to a turnkey contract, the risks to us on a footage contract are greater than under a daywork contract because we assume some of the risks associated with drilling operations generally assumed by the operator in a daywork contract. However, the overall risk we assume is generally not as great as under turnkey contracts. As with turnkey contracts, we manage additional risk through the use of engineering expertise and bid the footage contracts accordingly. We also maintain insurance coverage against certain drilling hazards. We did not drill under any footage contracts during 2006.

Customers and Marketing

Our contract drilling customers include independent producers and major oil and natural gas companies. In 2006, 29% of our revenue came from major oil and natural gas companies and large independent producers, while the remaining 71% came from other independents. For the year ended December 31, 2006, no individual customer accounted for more than 10% of our revenues. We primarily market our drilling rigs on a regional basis through employee sales personnel. These sales representatives utilize personal contacts and industry publications to determine which operators are planning to drill oil and natural gas wells in the immediate future. Once we have been placed on the "bid list" for an operator, we will typically be given the opportunity to bid on all future wells for that operator in the area.

From time to time we also enter into informal, nonbinding commitments with our customers to provide drilling rigs for future periods at agreed upon rates plus fuel and mobilization charges, if applicable, and escalation provisions. This practice is customary in the land drilling business during times of increasing rig demand. Although neither we, nor the customer, are legally required to honor these commitments, we generally satisfy such commitments in order to maintain good long-term customer relations.

Insurance

Our operations are subject to the many hazards inherent in the drilling business, including, for example, blowouts, cratering, fires, explosions and adverse weather. These hazards could cause personal injury, death, suspend drilling operations or seriously damage or destroy the equipment involved and could cause substantial damage to producing formations and surrounding areas. Damage to the environment could also result from our operations, particularly through oil spillage and extensive, uncontrolled fires. As a protection against operating hazards, we maintain insurance coverage, including comprehensive general liability, workers' compensation insurance, property casualty insurance on our rigs and drilling equipment, and "control of well" insurance. In addition, we have commercial excess liability insurance to cover general liability, auto liability and workers' compensation claims which are higher than the maximum coverage provided under those policies. The table below and the discussion that follows highlights these coverages as of February 20, 2007.

Coverage	Limit Per Occurrence	Aggregate Limit	Deductible/ Self-Insured Retention per Occurrence
Workers' compensation/ employer liability	Statutory[1]/$1.0 million	None	$500,000
Automobile liability	$1.0 million	None	$500,000
Commercial general liability	$1.0 million	$2.0 million	$250,000
Commercial excess liability	$10.0 million	$10.0 million	Underlying insurance
Commercial excess liability	$90.0 million	$90.0 million	Underlying insurance

(1) Workers' compensation policy limits vary depending on the laws of the particular states in which we operate.

Our property casualty insurance coverage for damage to our rigs and drilling equipment is based on our estimate of the cost of comparable used equipment to replace the insured property. There is a $125,000 maintenance deductible per occurrence for losses on our rigs. In addition, there is a deductible of $1,000,000 in the aggregate over the policy period, exclusive of the maintenance deductible. There is a $75,000 deductible per occurrence on other equipment. We do not have insurance coverage against loss of earnings resulting from damage to our rigs.

We also maintain insurance coverage to protect against certain hazards inherent in our turnkey and footage contract drilling operations. This insurance covers "control of well" (including blowouts above and below the surface), cratering, seepage and pollution, and care, custody and control. Our insurance provides $3.5 million coverage per occurrence for care, custody and control, and coverage per occurrence for control of well, cratering, seepage and pollution associated with drilling operations of either $10.0 million, with a $225,000 deductible or $40.0 million, with a $375,000 deductible, depending upon the area in which the well is drilled and its target depth. Each form of coverage provides for a deductible that we must meet, as well as a maximum limit of liability. Each casualty is an occurrence, and there may be more than one such occurrence on a well, each of which would be subject to a separate deductible. In addition, there is a deductible of $1,000,000 in the aggregate over the policy period, exclusive of the maintenance deductible. Except for care, custody and control and total loss, an aggregate deductible of $1,000,000 per annum is to apply to our property and casualty and "control of well" insurance combined, exclusive of maintenance deductibles. There is a combined single limit of $25.0 million on any one occurrence and in the annual aggregate in respect of a named windstorm.

No assurances can be given that we will be able to maintain the above-mentioned insurance types and/or the amounts of coverage that we believe to be adequate. Also, there are no assurances that these types of coverages will be available in the future. Our insurance may not be sufficient to protect us against liability for all consequences of well disasters, extensive fire damage, damage to the environment, damage to producing formations or other hazards. Any rising cost, changing deductibles, and/or availability of certain types of insurance could have an adverse effect on our financial condition and results of operations. Increases in deductibles could be caused by changes in our claims experience.

Environmental Regulations

Our operations are subject to stringent federal, state and local laws and regulations governing protection of the environment. These laws and regulations may require acquisition of permits before drilling commences and may restrict the types, quantities and concentrations of various substances that can be released into the environment. Planning and implementation of protective measures are required to prevent accidental discharges. Spills of oil, natural gas liquids, drilling fluids, and other substances may subject us to penalties and cleanup requirements. Handling, storage and disposal of both hazardous and non-hazardous wastes are subject to regulatory requirements.

The federal Clean Water Act, as amended by the Oil Pollution Act, the federal Clean Air Act, the federal Resource Conservation and Recovery Act, and their state counterparts, are the primary vehicles for imposition of such requirements and for civil, criminal and administrative penalties and other sanctions for violation of their requirements. In addition, the federal Comprehensive Environmental Response Compensation and Liability Act and similar state statutes impose strict liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered responsible for the release of hazardous substances into the environment. Such liability, which may be imposed for the conduct of others and for conditions others have caused, includes the cost of remedial action as well as damages to natural resources.

Environmental laws and regulations are complex and subject to frequent change that may result in more stringent and costly requirements. Compliance with applicable requirements has not, to date, had a material affect on the cost of our operations, earnings or competitive position. However, compliance with amended, new or more stringent requirements, stricter interpretations of existing requirements, or the discovery of contamination may cause us to incur additional costs or subject us to liabilities that may have a material adverse effect on our results of operations and financial condition.

Our business depends on the demand for services from the oil and natural gas exploration and development industry, and therefore our business can be affected by political developments and changes in laws and regulations that control or curtail drilling for oil and natural gas for economic, environmental or other policy reasons.

Employees

At February 20, 2007, we had approximately 3,400 employees. None of our employees are subject to collective bargaining agreements, and we believe our employee relations are satisfactory.

ITEM 1A. RISK FACTORS

Below we describe the risks and uncertainties that we believe were material to our business as of February 20, 2007.

A material or extended decline in expenditures by oil and natural gas exploration and production companies, due to a decline or volatility in oil and natural gas prices, a decrease in demand for oil and natural gas, an increase in rig supply or other factors, would reduce our revenue and income.

As a supplier of land drilling services, our business depends on the level of drilling activity by oil and natural gas exploration and production companies operating in the geographic markets where we operate. The number of wells they choose to drill is strongly influenced by past trends in oil and natural gas prices, current prices and their outlook for future prices. Mild weather conditions and increased supply for any other reason could affect these prices. Low oil and natural gas prices, or the perception among oil and natural gas companies that prices are likely to decline, can materially and adversely affect us in many ways, including:

- our revenues, cash flows and earnings;

- the fair market value of our rig fleet, which in turn could trigger a writedown of the carrying value of these assets for accounting purposes;
- our ability to maintain or increase our borrowing capacity;
- our ability to obtain additional capital to finance our business and make acquisitions, and the cost of that capital; and
- our ability to retain skilled rig personnel who we would need in the event of an increase in the demand for our services.

Depending on the market prices of oil and natural gas, oil and natural gas exploration and production companies may cancel or curtail their drilling programs, thereby reducing demand for our services. Even during periods when prices for oil and natural gas are high, companies exploring for oil and natural gas may cancel or curtail their drilling programs for a variety of other reasons beyond our control. Any reduction in the demand for drilling services may materially erode dayrates, the prices we receive for our turnkey drilling services and reduce the number of rigs under contract, any of which could adversely affect our financial results. Oil and natural gas prices have been volatile historically and, we believe, will continue to be so in the future. Many factors beyond our control affect oil and natural gas prices, including:

- weather conditions in the United States and elsewhere;
- economic conditions in the United States and elsewhere;
- actions by OPEC, the Organization of Petroleum Exporting Countries;
- political instability in the Middle East, Venezuela, Nigeria and other major producing regions;
- governmental regulations, both domestic and foreign;
- the pace adopted by foreign governments for exploration of their national reserves; and
- the overall supply and demand for oil and natural gas.

An economic downturn may adversely affect our business.

An economic downturn may cause reduced demand for oil and natural gas. In addition, many oil and natural gas production companies often reduce or delay expenditures to reduce costs, which in turn may cause a reduction in the demand for our services during these periods. If the economic environment worsens, our business, financial condition and results of operations may be adversely impacted.

The intense price competition and cyclical nature of our industry could have an adverse effect on our revenues and profitability.

The contract drilling business is highly competitive with numerous industry participants. The drilling contracts we compete for are usually awarded on the basis of competitive bids. We believe pricing and rig availability are the primary factors considered by our potential customers in determining which drilling contractor to select. We believe other factors are also important. Among those factors are:

- the type and condition of drilling rigs;
- the quality of service and experience of rig crews;
- the safety record of the company and the particular drilling rig;
- the offering of ancillary services; and
- the ability to provide drilling equipment adaptable to, and personnel familiar with, new technologies and drilling techniques.

While we must generally be competitive in our pricing, our competitive strategy emphasizes the quality of our equipment, the safety record of our rigs and the experience of our rig crews to differentiate us from our competitors. This strategy is less effective during an industry downturn as lower demand for drilling services intensifies price competition and makes it more difficult for us to compete on the basis of factors other than price.

The contract drilling industry historically has been cyclical and has experienced periods of low demand, excess rig supply, and low dayrates, followed by periods of high demand, short rig supply and increasing dayrates. Periods of excess rig supply intensify the competition in our industry and often result in rigs being idle. There are numerous competitors in each of the markets in which we compete. In all of those markets, an oversupply of rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition may vary significantly from region to region at any particular time. If demand for drilling services is better in a region where we operate, our competitors might respond by moving in suitable rigs from other regions, by reactivating previously stacked rigs or purchasing new rigs. An influx of rigs into a market area from any source could rapidly intensify competition and make any improvement in demand for drilling rigs short-lived.

During the past year the number of rigs competing for work in the market areas we serve increased due to the entry into those markets of newly-built or newly-refurbished rigs. We expect that more of these newer rigs will enter our market areas over the next year. The addition of these rigs in 2007 will likely intensify price competition, and possibly reduce customer demand for term contracts.

We face competition from competitors with greater resources.

Some of our competitors have greater financial and organizational resources than do we. Their greater capabilities in these areas may enable them to:

- build new rigs or acquire existing rigs to be able to place rigs into service more quickly than us in periods of high drilling demand;
- compete more effectively on the basis of price and technology;
- better withstand industry downturns; and
- retain skilled rig personnel.

Our drilling operations involve operating hazards which if not adequately insured or indemnified against could adversely affect our results of operations and financial condition.

Our operations are subject to the usual hazards inherent in the land drilling business including the risks of:

- blowouts;
- reservoir damage;
- cratering;
- fires, pollution and explosions;
- collapse of the borehole;
- lost or stuck drill strings; and
- damage or loss from natural disasters.

If these events occur they can produce substantial liabilities to us which include:

- suspension of drilling operations;
- damage to the environment;
- damage to, or destruction of, our property and equipment and that of others;
- personal injury and loss of life; and
- damage to producing or potentially productive oil and natural gas formations through which we drill.

We attempt to obtain indemnification from our customers by contract for certain of these risks under daywork contracts but are not always able to do so. We also seek to protect ourselves from some but not all operating risks through insurance coverage. The indemnification we receive from our customers and our own insurance coverage may not, however, be sufficient to protect us against liability for all consequences of disasters, personal injury and property damage. Additionally, our insurance coverage generally provides that we bear a portion of the claim through substantial insurance coverage deductibles. Our insurance or indemnification arrangements may not adequately protect us against liability from all of the risks of our business. If we were to incur a significant liability for which we were not fully insured or indemnified, it could adversely affect our financial position and results of operations. We also may be unable to obtain or renew insurance coverage of the type and amount we desire at reasonable rates.

Business acquisitions entail numerous risks and may disrupt our business or distract management attention.

As part of our business strategy, we plan to consider acquisitions of, or significant investments in, businesses and assets that are complementary to ours. Any acquisition that we complete could have a material adverse affect on our operating results and/or the price of our securities. Acquisitions involve numerous risks, including:

- unanticipated costs and liabilities;

- difficulty of integrating the operations and assets of the acquired business;
- our ability to properly access and maintain an effective internal control environment over an acquired company, in order to comply with public reporting requirements;
- potential loss of key employees and customers of the acquired companies; and
- an increase in our expenses and working capital requirements.

We may incur substantial indebtedness to finance future acquisitions and also may issue equity securities or convertible securities in connection with any such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity could be dilutive to our existing shareholders. Acquisitions could also divert the attention of our management and other employees from our day-to-day operations and the development of new business opportunities.

Our operations are subject to environmental laws that may expose us to liabilities for noncompliance, which may adversely affect us.

Many aspects of our operations are subject to domestic laws and regulations. For example, our drilling operations are typically subject to extensive and evolving laws and regulations governing:

- environmental quality;
- pollution control; and
- remediation of environmental contamination.

Our operations are often conducted in or near ecologically sensitive areas, such as wetlands, which are subject to special protective measures and which may expose us to additional operating costs and liabilities for noncompliance with applicable laws. The handling of waste materials, some of which are classified as hazardous substances, is a necessary part of our operations. Consequently, our operations are subject to stringent regulations relating to protection of the environment and waste handling which may impose liability on us for our own noncompliance and, in addition, that of other parties without regard to whether we were negligent or otherwise at fault. Compliance with applicable laws and regulations may require us to incur significant expenses and capital expenditures which could have a material and adverse effect on our operations by increasing our expenses and limiting our future contract drilling opportunities.

We may incur losses in future years resulting from downturns in the land drilling industry

While we have been profitable in our last three fiscal years, the land drilling industry is highly cyclical and we could therefore incur losses in future years. In 2003 and 2002, we incurred a net loss of $30.2 million and $21.5 million, respectively, as a result of the most recent downturn in the industry. Our ability to achieve profitability in the future will depend on many factors, but primarily on the number of days our rigs work during any period and the rates we charge our customers for them during that period. In years in which we have incurred losses, those losses were primarily due to the fact that the number of days our rigs worked and the rates we were able to charge customers for the days worked generated insufficient revenue to cover our expenses. In some years, we have also incurred charges for impairment of our drilling equipment assets that contributed to our losses in a year.

Unexpected cost overruns on our turnkey and footage drilling jobs could adversely affect us.

We have historically derived a significant portion of our revenues from turnkey and footage drilling contracts and we expect that they will continue to represent a significant component of our revenues. The occurrence of operating cost overruns on our turnkey and footage jobs could have a material adverse effect on our financial position and results of operations. Under a typical turnkey or footage drilling contract, we agree to drill a well for our customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey and footage wells. We often subcontract for related services. Under typical turnkey drilling arrangements, we do not receive progress payments and are entitled to be paid by our customer only after we have performed the terms of the drilling contract in full. For these reasons, our risk under turnkey and footage drilling contracts is substantially greater than for wells drilled on a daywork basis because we must assume most of the risks associated with drilling operations that are generally assumed by our customer under a daywork contract.

We could be adversely affected if delivery times for rigs and rig equipment lengthen.

The land drilling industry experienced price increases and extended delivery times for newly-built rigs. Prices and delivery times for important rig components, including engines, mud pumps, top drives and drill pipe that may be needed to refurbish or repair rigs have also increased. If these price increases continue or extended delivery times lengthen, it could adversely affect our business and results of operations by increasing our costs for, and delaying:

- deployment of newly-built rigs;
- upgrades to our marketed fleet of rigs; and
- repair and maintenance of our rigs.

We could be adversely affected if the demand for qualified rig personnel increases.

Although we have not encountered material difficulty in hiring and retaining qualified rig crews, shortages of qualified personnel have occurred in the past in our industry during periods of high demand. The demand for qualified rig personnel has increased as a result of overall stronger demand for land drilling services over the last few years. We believe the demand for qualified rig personnel could increase further as new and refurbished rigs are brought into service by us and our competitors.

If the demand for qualified rig personnel persists or increases, we may experience shortages of qualified personnel to operate our rigs despite these and any other employee retention and hiring measures we may implement. Any such personnel shortages could have a material adverse effect on our financial condition and results of operations.

Our credit agreement may prohibit us from participation in certain transactions that we may consider advantageous.

Our subsidiary, Grey Wolf Drilling Company L.P., has entered into a credit facility that contains covenants restricting our ability to undertake many types of transactions and contains financial ratio covenants when certain conditions are met. These restrictions may limit our ability to respond to changes in market conditions. Our ability to meet the financial ratio covenants of our credit agreement can be affected by events and conditions beyond our control and we may be unable to meet those tests (see Note 4 to the consolidated financial statements). We may in the future incur additional indebtedness that may contain additional covenants that may be more restrictive than our current covenants.

Our credit facility contains default terms that effectively cross default with any of our other debt agreements, including the indentures for our Contingent Convertible Floating Rate Notes due April 2024 (the "Floating Rate Notes") and our 3.75% Contingent Convertible Notes due May 2023 (the "3.75% Notes"). Thus, if we breach the covenants in the indentures for our 3.75% Notes and Floating Rate Notes, it could cause our default under our 3.75% Notes, our Floating Rate Notes, our credit facility and, possibly, other then outstanding debt obligations owed by us. If the indebtedness under our credit facility or other indebtedness owed by us is more than $10.0 million and is not paid when due, or is accelerated by the holders of the debt, then an event of default under the indentures covering our 3.75% Notes and our Floating Rate Notes would occur. If circumstances arise in which we are in default under our various credit agreements, our cash and other assets may be insufficient to repay our indebtedness.

We have a significant amount of indebtedness and could incur additional indebtedness, which could materially and adversely affect our financial condition and results of operations and prevent us from fulfilling our obligations under the notes and our other outstanding indebtedness.

We have now and will continue to have a significant amount of indebtedness. On December 31, 2006, our total long-term indebtedness was approximately $275.0 million in principal amount, (consisting of $150.0 million in principal amount of our 3.75% Notes and $125.0 million in principal amount of our Floating Rate Notes).

Our substantial indebtedness could:

- make it more difficult for us to satisfy our obligations with respect to the 3.75% Notes and the Floating Rate Notes;
- increase our vulnerability to general adverse economic and industry conditions;

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have less debt; and
- limit our ability to borrow additional funds.

Neither the indentures governing our 3.75% Notes and our Floating Rate Notes nor the terms of our 3.75% Notes or our Floating Rate Notes limit our ability to incur additional indebtedness, including senior indebtedness, or to grant liens on our assets. We, and our subsidiaries, may incur substantial additional indebtedness and liens on our assets in the future.

The Floating Rate Notes bear interest annually at a rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.05%. Although the interest rate on the Floating Rate Notes will never be more than 6.00%, we are subject to market risk exposure related to changes in interest rates on the Floating Rate Notes up to 6.00%. A significant increase in 3-month LIBOR would increase the interest rate on the Floating Rate Notes and the amount of interest we pay on the Floating Rate Notes, which may have an adverse affect on our financial condition and liquidity.

Our existing senior indebtedness is, and any senior indebtedness we incur will be, effectively subordinated to any present or future obligations to secured creditors and liabilities of our subsidiaries.

Substantially all of our assets and the assets of our subsidiaries, including our drilling equipment and the equity interest in our subsidiaries, are pledged as collateral under our credit facility. Our credit facility is also secured by our guarantee and the guarantees of our subsidiaries. The 3.75% Notes and the Floating Rate Notes are, and any senior indebtedness we incur will be, effectively subordinated to all of our and our subsidiaries' existing and future secured indebtedness, including any future indebtedness incurred under our credit facility. As of February 20, 2007, we had the ability to borrow approximately $72.7 million under our credit facility (after reductions for undrawn outstanding standby letters of credit of $27.3 million). In addition, the 3.75% Notes and the Floating Rate Notes are effectively subordinated to the claims of all of the creditors, including trade creditors and tort claimants, of our subsidiaries.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Although our operating activities did provide net cash sufficient to pay our debt service obligations for the years ended December 31, 2006 and 2005, respectively, there can be no assurances that we will be able to generate sufficient cash flow in the future. Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a large extent, is subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

Credit ratings affect our ability to obtain financing and the cost of such financing.

Our credit ratings affect our ability to obtain financing and the cost of such financing. At December 31, 2006, our corporate and unsecured debt ratings were rated B1 by Moody's Investors Service and BB- by Standard & Poor's Ratings group. In determining our credit ratings, the rating agencies consider a number of both quantitative and qualitative factors. These factors include earnings, fixed charges such as interest, cash flows, total debt outstanding, and other commitments, total capitalization and various ratios calculated from these factors. The rating agencies also consider predictability of cash flows, business strategy, industry conditions and contingencies. Lower ratings on our senior unsecured debt could impair our ability to obtain additional financing and will increase the cost of the financing that we do obtain.

Investors in our common stock should not expect to receive dividend income, and will be dependent on the appreciation of our common stock to earn a return on their investment.

The decision to pay a dividend on our common stock rests with our board of directors and will depend on our earnings, available cash, capital requirements and financial condition. We have never declared a cash dividend on our common stock and do not expect to pay cash dividends on our common stock for the foreseeable future. We expect that substantially all cash flow generated from our operations in the foreseeable future will be retained and used to develop or expand our business, pay debt service, and reduce outstanding indebtedness. Although in 2006 our board of directors approved the repurchase of up to $100.0 million of our common stock and we have repurchased $73.1 million of common stock through February 20, 2007, our board of directors has not authorized any additional repurchases. Accordingly, investors will likely have to depend on sales of our common stock at appreciated prices, which we cannot assure, in order to achieve a positive return on their investment in our common stock.

Certain provisions of our organizational documents, securities and credit agreement have anti-takeover effects which may prevent our shareholders from receiving the maximum value for their shares.

Our articles of incorporation, bylaws, securities and credit agreement contain certain provisions that may delay or prevent entirely a change of control transaction not supported by our board of directors, or any transaction which may have that general effect. These provisions include:

- classification of our board of directors into three classes, with each class serving a staggered three year term;
- giving our board of directors the exclusive authority to adopt, amend or repeal our bylaws and thus prohibiting shareholders from doing so;
- requiring our shareholders to give advance notice of their intent to submit a proposal at the annual meeting; and
- limiting the ability of our shareholders to call a special meeting and act by written consent.

Additionally, the indentures under which our 3.75% Notes and Floating Rate Notes are issued require us to offer to repurchase the 3.75% Notes and Floating Rate Notes then outstanding at a purchase price equal to 100% of the principal amounts plus accrued and unpaid interest to the date of purchase in the event that we become subject to a change of control, as defined in the indentures. This feature of the indentures could also have the effect of discouraging potentially attractive change of control offers.

Furthermore, we have adopted a shareholder rights plan which may have the effect of impeding a hostile attempt to acquire control of us.

Large amounts of our common stock may be resold into the market in the future which could cause the market price of our common stock to drop significantly, even if our business is doing well.

As of February 20, 2007, our common stock issued and outstanding was 195,866,751 million shares and 185,258,709 million shares, respectively. An additional 4.2 million shares of our common stock were issuable upon exercise of outstanding stock options (of which 2.4 million shares are currently exercisable) and 23.3 million shares were issuable upon conversion of the 3.75% Notes and 19.2 million shares are issuable upon conversion of the Floating Rate Notes, in each case once a conversion contingency is met. See Note 4 to the consolidated financial statements for information on the conditions under which our 3.75% Notes and our Floating Rate Notes become convertible into our common stock. The market price of our common stock could drop significantly if future sales of substantial amounts of our common stock occur, if the perception exists that substantial sales may occur or if our convertible notes become convertible.

Forward-Looking Statements

This annual report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this report are forward-looking statements, including statements regarding the following:

- business strategy;
- demand for our services;
- spending by our customers;
- 2007 rig activity;
- increases in rig supply and its effects on us;
- projected interest expense;
- cost of building new rigs and delivery times of these rigs;
- projected dayrates;
- the ability to recover our refurbishment costs or the purchase price of rigs from term contracts;

- the availability and financial terms of term contracts;
- rigs expected to be engaged in turnkey and footage operations;
- projected tax rate;
- wage rates and retention of employees;
- sufficiency of our capital resources and liquidity;
- projected depreciation and capital expenditures in 2007;
- future common stock repurchases by us and our expected dividend policy; and
- projected sources and uses of cash.

Although we believe the forward-looking statements are reasonable, we cannot assure you that these statements will prove to be correct. We have based these statements on assumptions and analyses in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe were appropriate when the statements were made.

The risks and uncertainties generally described above in this Item 1A. Risk Factors could cause actual results to differ materially from those expressed in our forward-looking statements. Accordingly, we urge you not to place undue reliance on forward-looking statements.

Our forward-looking statements speak only as of the date specified in such statements or, if no date is stated, as of the date of this report. Grey Wolf expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in this report to reflect any change in our expectations or with regard to any change in events, conditions or circumstances on which our forward-looking statements are based.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

ITEM 2. PROPERTIES

Drilling Equipment

An operating land drilling rig consists of engines, drawworks, mast, substructure, pumps to circulate drilling fluid, blowout preventers, drill pipe and related equipment. Domestically, land rigs generally operate with crews of four to six people.

Our rig fleet consists of several size rigs to meet the demands of our customers in each of the markets we serve. Our rig fleet consists of two basic types of drilling rigs, mechanical and diesel electric. Mechanical rigs transmit power generated by a diesel engine directly to an operation (for example the drawworks or mud pumps on a rig) through a compound consisting of chains, gears and pneumatic clutches. Diesel electric rigs are further broken down into two subcategories, direct current rigs and Silicon Controlled Rectifier ("SCR") rigs. Direct current rigs transmit the power generated by a diesel engine to a direct current generator. This direct current electrical system then distributes the electricity generated to direct current motors on the drawworks and mud pumps. An SCR rig's diesel engines drive alternating current generators and this alternating current can be transmitted to use for rig lighting and rig quarters or converted to direct current to drive the direct current motors on the rig. As of February 20, 2007, we owned nine direct current diesel electric rigs and 62 SCR diesel electric rigs.

We also owned at February 20, 2007, 13 mechanical rigs and one diesel electric rig that are trailer-mounted for greater mobility. We believe trailer-mounted rigs are in highest demand in the South Texas market. Trailer-mounted rigs are more mobile than conventional rigs, thus decreasing the time and expense to the customer of moving the rig to and from the drill site. Under ordinary conditions, trailer-mounted rigs are capable of drilling an average of two 10,000 foot wells per month.

We also utilize top drives in our drilling operations. A top drive allows drilling with 90-foot lengths of drill pipe rather than 30-foot lengths, thus reducing the number of required connections in the drill string. A top drive also permits rotation of the drill string while moving in or out of the hole. These characteristics increase drilling speed, personnel safety and drilling efficiency, and reduce the risk of the drill string sticking during operations. At February 20, 2007, we owned 23 top drives.

We generally deploy our rig fleet among our divisions and district based on the types of rigs preferred by our customers for drilling in the geographic markets served by our divisions and district. The following table summarizes the rigs we own as of February 20, 2007, all of which are currently marketed:

	Maximum Rated Depth Capacity (1)				
	Under 10,000'	10,000' to 14,999'	15,000' to 19,999'	20,000' and Deeper	Total
Ark-La-Tex					
Diesel Electric	-	1	9	6	16
Trailer-Mounted	-	3	1	-	4 (2)
Mechanical	-	1	4	3	8
Gulf Coast					-
Diesel Electric	-	-	3	19	22
Mechanical	-	1	2	2	5
South Texas					-
Diesel Electric	-	1	5	10	16
Trailer-Mounted	-	8	-	-	8
Mechanical	-	4	-	1	5
Rocky Mountain					-
Diesel Electric	-	-	4	3	7
Mechanical	3	7	-	-	10
Mid-Continent					-
Diesel Electric	-	-	4	5	9
Trailer-Mounted	-	2	-	-	2
Mechanical	-	3	3	-	6
Total Rig Fleet (3)	3	31	35	49	118

(1) The actual drilling capacity of a rig may be less than its rated capacity due to numerous factors, such as the length of the drill string and casing size. The intended well depth and the drill site conditions determine the length of the drill string and other equipment needed to drill a well.

(2) Includes one diesel electric rig.

(3) We have three new 1,500 hp diesel electric rigs on order, expected to be delivered at various times during 2007, that will bring the total rig fleet to 121. The maximum depth capacity of each of these rigs is 18,000 feet.

Facilities

The following table summarizes our significant real estate:

Location	Interest	Uses
Houston, Texas	Leased	Corporate Office
Alice, Texas	Owned	Division Office, Rig Yard, Truck Yard
Eunice, Louisiana	Owned	Division Office, Rig Yard
Haughton, Louisiana	Owned	Rig Yard
Shreveport, Louisiana	Leased	Division Office
Shreveport, Louisiana	Owned	Truck Yard
Casper, Wyoming	Owned	Division Office, Rig Yard
Grand Junction, Colorado	Leased	Division Satellite Office
Midland, Texas	Leased	District Office

We lease approximately 26,792 square feet of office space in Houston, Texas for our principal corporate offices at a cost of approximately $47,155 per month. We believe all of our facilities are in good operating condition and are adequate for their present uses.

ITEM 3. LEGAL PROCEEDINGS

We are involved in litigation incidental to the conduct of our business, none of which we believe is, individually or in the aggregate, material to our consolidated financial condition or results of operations. See Note 8 – Commitments and Contingencies in Notes to Consolidated Financial Statements.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Data

Our common stock is listed and traded on the American Stock Exchange ("AMEX") under the symbol "GW." As of February 20, 2007, we had 833 shareholders of record. The following table sets forth the high and low prices of our common stock on the AMEX for the periods indicated:

	High	Low
Period from January 1, 2007 to February 20, 2007	$ 7.08	$ 6.38
Year Ended December 31, 2006		
Quarter ended March 31, 2006	8.93	6.50
Quarter ended June 30, 2006	8.85	6.61
Quarter ended September 30, 2006	7.79	6.35
Quarter Ended December 31, 2006	7.43	6.10
Year Ended December 31, 2005		
Quarter ended March 31, 2005	6.85	3.70
Quarter ended June 30, 2005	8.00	5.52
Quarter ended September 30, 2005	8.60	6.75
Quarter ended December 31, 2005	8.57	6.81

On February 20, 2007, the last reported sales price of our common stock on the AMEX was $6.63 per share.

We have never declared or paid cash dividends on our common stock and do not expect to pay cash dividends in 2007 or for the foreseeable future. We anticipate substantially all cash flow generated from operations in the foreseeable future will be retained and used to develop or expand our business, pay debt service, reduce outstanding indebtedness, and repurchase Company common stock. Any future payment of cash dividends will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by our board of directors.

Issuer Purchases of Equity Securities

The following table provides information relating to our repurchase of common shares during the year ended December 31, 2006 (in thousands, except average price paid per share):

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Approximate Dollar Value of Shares that May Yet be Purchased Under the Program(1)(2)
May 25, 2006 to May 31, 2006	600	$ 7.75	600	$ 95,348
June 1, 2006 to June 30, 2006	793	7.19	793	89,644
July 1, 2006 to July 31, 2006	570	6.90	570	85,710
August 1, 2006 to August 31, 2006	422	7.20	422	82,672
September 1, 2006 to September 30, 2006	4,560	6.99	4,560	50,820
October 1, 2006 to October 31, 2006	541	6.41	541	47,355
November 1, 2006 to November 30, 2006	1,806	6.91	1,806	34,881
December 1, 2006 to December 31, 2006	-	-	-	34,881

(1) On May 25, 2006, we announced that our board of directors approved a plan authorizing the repurchase of up to $100.0 million of our common stock in open market or in privately-negotiated block-trade transactions. The number of shares to be purchased and the timing of purchases will be based on several factors, including the price of the common stock, general market conditions, available cash and alternate investment opportunities. There is no expiration date for the stock repurchase program, but it is subject to termination prior to completion.

(2) Through February 20, 2007 we repurchased an additional 1.2 million shares at an average price of $6.59. Accordingly, at February 20, 2007 the approximate dollar value of shares that may yet be repurchased under our plan was $26.9 million.

Stock Performance Graph

The following graph compares the cumulative total return to shareholders on the Company's common stock, the AMEX Composite and a Peer Group Index. The graph assumes that $100 was invested on December 31, 2001, in the Company's common stock and in each index and that any cash dividends are reinvested. The Company has not declared any dividends during the periods covered by this graph.


$300
$250
$200
$150
$100
$50
$0
12/01
12/02
12/03
12/04
12/05
12/06
Grey Wolf, Inc.
AMEX Composite
Peer Group

Comparison of Five Year Cumulative Total Return Among Grey Wolf, Inc., The Amex Composite and a Peer Group

	Years Ended December 31,					
	2001	2002	2003	2004	2005	2006
Grey Wolf, Inc.	$ 100.00	$ 134.34	$ 125.93	$ 177.44	$ 260.27	$ 230.98
Amex Composite	100.00	100.08	144.57	178.46	220.35	262.17
Peer Group (1)	100.00	112.09	126.10	158.00	231.38	177.78

(1) Consists of Nabors Industries, Inc., Parker Drilling Company, Helmerich & Payne, Precision Drilling and Patterson UTI Energy, Inc. All of the members of the Peer Group are providers of contract oil and gas land drilling services.

This graph depicts the past performance of the Company's common stock and in no way should be used to predict future performance. The Company does not make or endorse any predictions as to future share performance.

ITEM 6. SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)				
Revenues	$ 945,527	$ 696,979	$ 424,634	$ 285,974	$ 250,260
Net income (loss)	219,951	120,637	8,078	(30,200)	(21,476)
Net income (loss) per common share					
Basic	1.16	0.63	0.04	(0.17)	(0.12)
Diluted	0.98	0.54	0.04	(0.17)	(0.12)
Total assets	1,086,984	869,035	635,876	532,184	593,964
Senior and contingent convertible notes & other long-term debt	275,000	275,000	275,000	234,898	249,613

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements included elsewhere herein. All intercompany transactions have been eliminated.

Overview

We are a leading provider of contract land drilling services in the United States with a fleet, at February 20, 2007, of 118 rigs, all of which were marketed. Our customers include independent producers and major oil and natural gas companies. We conduct substantially all of our operations through our subsidiaries in the Ark-La-Tex, Gulf Coast, Mississippi/Alabama, South Texas, Mid-Continent and Rocky Mountain drilling markets. Our drilling contracts generally provide compensation on a daywork, turnkey or footage basis (see Item 1. Business–Contracts).

Our business is cyclical and our financial results depend upon several factors. These factors include the overall demand for land drilling services, the dayrates we receive for our services, the level of demand for turnkey and footage services and our success drilling turnkey and footage wells.

New Rig Purchases and Reactivations

During 2006, we entered into agreements to purchase six new 1,500 horsepower rigs for a total of $91.6 million. As of February 20, 2007, three of these rigs are working. One of the remaining three new rigs is scheduled for delivery later in the first quarter of 2007, one in the second quarter, and the last rig is expected by the end of the third quarter. After deployment of these rigs our rig fleet will total 121 rigs. These new rigs are designed to enhance safety, increase the efficiency of rig moves, and maximize performance for our customers. Our ongoing strategy is to add to capacity only with the support of term contracts. All six of the new rigs as well as the 17 refurbishments completed over the last several years were supported by long-term contracts, whereby the Company fully expects to recover the cost of the capital expended during the original contract term.

Rig Activity

Historically, strong commodity prices have benefited the land drilling industry. The land rig count at February 16, 2007 per the Baker Hughes rotary rig count, is over 1,632 rigs. Our average rigs working have also escalated because of the demand for our services, including the addition of the new rigs. However, there is currently some excess capacity in the land drilling market with the addition of new rigs during the last year and additional new and refurbished rigs are expected to enter the market. For the week ended February 16, 2007, we had an average of 114 rigs working. The table below shows the average number of land rigs working in the United States according to the Baker Hughes rotary rig count and the average number of our rigs working.

Domestic Land Rig Count	2005 Q-1	Q-2	Q-3	Q-4	Full Year	2006 Q-1	Q-2	Q-3	Q-4	Full Year	2007 1/1 to 2/16
Baker Hughes	1,153	1,218	1,307	1,375	1,263	1,417	1,512	1,603	1,609	1,535	1,616
Grey Wolf	98	99	103	108	102	109	108	107	110	108	111

Term Contracts

As of February 20, 2007 we had 31,500 rig days contracted for under term contracts, as compared with 33,900 rig days under term contract at September 30, 2006, and 31,100 rig days under term contract at February 20, 2006. Our rig days under contract at February 20, 2007 is approximately equivalent to an average of 59 rigs working under term contracts for 2007 and an average of 19 rigs working for 2008. At February 20, 2007 we had 83 rigs working under term contracts, representing 70% of our total rig fleet. These term contracts are expected to provide revenue of approximately $461.9 million in 2007 and $160.8 million in 2008. Over the last several months, the rate at which we have been able to sign new term contracts has slowed significantly.

Our term contracts typically range in length from one to three years and include a per rig day cancellation fee approximately equal to the dayrate under the contract less estimated operating expenses for the unexpired term of the contract. In addition, we are able to pass the cost of any labor increases on to our customers through our dayrates on all daywork contracts, including term contracts.

Drilling Contract Rates

Improvements in the level of land drilling in the United States over the last three years have positively impacted the dayrates we are receiving for our rigs. We experienced an average increase in dayrates of $4,700 per day from 2005 to 2006, which represented a 33% improvement. This was the primary factor in our 53% increase in earnings before interest expense, taxes, depreciation and amortization ("EBITDA") per rig day from $7,139 in 2005 to $10,919 in 2006. A "rig day" is defined as a twenty-four hour period in which a rig is under contract and should be earning revenue.

A January 1, 2007 report published by RIGDATA showed that 354 newly-built or refurbished rigs are expected to enter the domestic land drilling market in 2007. As a result of the newly-built and refurbished rigs that have come to market in recent months, there is currently some excess capacity of land drilling rigs, and this may increase as additional rigs enter the market. Over the last several months, we and some of our competitors have experienced and may continue to experience some rigs becoming idle which could affect future utilization of our rigs. Late in the fourth quarter of 2006, we began to see a weakening in spot market dayrates in connection with the excess supply of land drilling rigs. In addition, since that time we have experienced between a 5% to 15% average decline in the dayrates we use in bidding on drilling contracts. However, we have a significant number of existing term contracts at fixed dayrates that have buffered our exposure to the recent erosion in spot market dayrates and the effects of extra capacity. Additionally, during the fourth quarter of 2006, we had several term contracts that renewed at higher dayrates. The dayrates on these rollovers increased as dayrates were significantly lower at the time we entered into the contract, which was up to two years prior. As a result of these rollovers and our term contract exposure, the average dayrates we expect to realize during the first quarter of 2007 are not expected to be negatively impacted. We may experience some decline in our overall dayrates beginning in the second quarter of 2007 as some of our spot and term contracts come up for renewal at the lower rates. However, if demand for land drilling rigs were to trend upward before the end of the second quarter, we may see no effect of the recent reductions in spot market dayrates. In addition to our fleet of drilling rigs, we owned 23 top drives at February 20, 2007, for which our rates are $3,000 per rig day at that date. Rates for our top drives are in addition to the above stated rates for our rigs.

Turnkey and Footage Contract Activity

Turnkey and footage work is an important part of our business and operating strategy and produced record results during 2006. Our engineering and operating expertise allow us to provide this service to our customers and has historically provided higher revenues and EBITDA per rig day worked than under daywork contracts. However, we are typically required to bear additional operating costs (such as drill bits) and risk (such as loss of hole) that would otherwise be assumed by the customer under daywork contracts. In 2006, our turnkey and footage EBITDA per rig day was $15,694 compared to a daywork EBITDA per rig day of $10,397, and our turnkey and footage revenue was $53,540 per rig day compared to $20,660 per rig day for daywork. In 2005, our turnkey and footage EBITDA per rig day was $13,568 compared to a daywork EBITDA per rig day of $6,470, and our turnkey and footage revenue was $45,209 per rig day compared to $15,963 per rig day for daywork. For the year ended December 31, 2006, turnkey and footage work represented 10% of total rig days worked compared to 9% of total rig days worked in 2005.

Although turnkey EBITDA per rig day for the fourth quarter of 2006 was lower compared to the previous quarter, our turnkey business added $61.2 million, or 14%, of total Company EBITDA for 2006 and outpaced daywork EBITDA per rig day by 51% for the year.

EBITDA generated on turnkey and footage contracts can vary widely based upon a number of factors, including the location of the contracted work, the depth and level of complexity of the wells drilled and the ultimate success of drilling the well. The demand for drilling services under turnkey and footage contracts has historically been lower during periods of overall higher rig demand. Overall rig demand has been higher as evidenced by the increase in rig count, and the demand for turnkey services has remained relatively constant in the past few years. However, we do expect a slight decline in the number of rigs working under turnkey contracts in the first quarter of 2007.

2006 Results and First Quarter 2007 Outlook

We set record levels of revenue, net income, and EBITDA in 2006 for the second straight year. Year-over-year our net income rose by 82% and revenues increased by 36%. EBITDA for 2006 totaled $432.0 million, up 63% from 2005. We also improved our year-over-year safety recordable incident rate by 31% at the same time the man hours worked increased by almost 10%.

During the first quarter of 2007, we expect to average 108 to 110 rigs working with six to eight of these rigs performing turnkey services. In addition, average daywork revenue per rig day is expected to increase by $200 to $300 with little or no change in average daywork operating expenses per day as our new rigs enter the market and the effect of the higher term contract dayrates from the fourth quarter term contract renewals is realized. Depreciation expense of approximately $20.7 million, interest expense of approximately $3.5 million and an effective tax rate of approximately 37% are expected for the first quarter of 2007. Based upon the remaining payments for the new rig purchases and 2007 rig activity, capital expenditures for the full year 2007 are projected to be $130.0 million to $140.0 million. These projections are forward-looking statements and while we believe our estimates are reasonable, we can give no assurance that such expectations or the assumptions that underlie such assumptions will prove to be correct. Additionally, there can be no assurance that we will be able to maintain the current level of activity or the financial results we have historically derived from turnkey and footage contracts. See Item 1. Business–Forward-Looking Statements for important factors that could cause actual results to be different materially from our expectations.

Critical Accounting Policies

Our consolidated financial statements and accompanying notes to consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements require our management to make subjective estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. However, these estimates, judgments and assumptions concern matters that are inherently uncertain. Accordingly, actual amounts and results could differ from these estimates made by management, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. The accounting policies that we believe are critical are property and equipment, impairment of long-lived assets, goodwill, revenue recognition, insurance accruals, and income taxes.

Property and Equipment. Property and equipment, including betterments and improvements are stated at cost with depreciation calculated using the straight-line method over the estimated useful lives of the assets. We make estimates with respect to the useful lives that we believe are reasonable. However, the cyclical nature of our business or the introduction of new technology in the industry, could cause us to change our estimates, thus impacting the future calculation of depreciation. When any asset is tested for recoverability, we also review the remaining useful life of the asset. Any changes to the estimated useful life resulting from that review are made prospectively. We expense our maintenance and repair costs as incurred. We estimate the useful lives of our assets are between three and 15 years.

Impairment of Long-Lived Assets. We assess the impairment of our long-lived assets under Statement of Financial Accounting Standards Board ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Such indicators include changes in our business plans, a change in the physical condition of a long-lived asset or the extent or manner in which it is being used, or a severe or sustained downturn in the oil and natural gas industry. If we determine that a triggering event, such as those described previously, has occurred we perform a review of our rig and rig equipment. Our review is performed by comparing the carrying value of each rig plus the estimated cost to refurbish or reactivate to the estimated undiscounted future net cash flows for that rig. If the carrying value plus estimated refurbishment and reactivation cost of any rig is more than the estimated undiscounted future net cash flows expected to result from the use of the rig, a write-down of the rig to estimated fair market value must be made. The estimated fair market value is the amount at which an asset could be bought or sold in a current transaction between willing parties. Quoted market prices in active markets are the best estimate of fair market value, however, quoted market prices are generally not available. As a result, fair value must be determined based upon other valuation techniques. This could include appraisals or present value calculations. The calculation of undiscounted future net cash flows and fair market value is based on our estimates and projections.

The demand for land drilling services is cyclical and has historically resulted in fluctuations in rig utilization. We believe the contract drilling industry will continue to be cyclical and rig utilization will fluctuate. The likelihood of an asset impairment increases during extended periods of rig inactivity. Each year we evaluate our rigs available for refurbishment and determine our intentions for their future use. At December 31, 2006, we had no rigs available for refurbishment as all rigs were working. This evaluation takes into consideration, among other things, the physical condition and marketability of the rig, and projected reactivation or refurbishment cost. To the extent that our estimates of refurbishment and reactivation cost, undiscounted future net cash flows or fair market value change or there is a deterioration in the physical condition of the rigs available for refurbishment, we could be required under SFAS No. 144 to record an impairment charge. In 2006 and 2005, no impairment of our long-lived assets was recorded.

Goodwill. During the second quarter of 2004, we completed the acquisition of New Patriot Drilling Corp. ("Patriot"), which was accounted for as a business combination in accordance with SFAS No. 141, "Business Combinations." In conjunction with the purchase price allocation of the Patriot acquisition we recorded goodwill of $10.4 million.

Goodwill represents the excess of costs over the fair value of assets of the business acquired. None of the goodwill resulting from this acquisition is deductible for tax purposes. We follow the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." Pursuant to SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. No impairment of our goodwill was recorded during 2006 and 2005.

Revenue Recognition. Revenues are earned under daywork, turnkey and footage contracts. Revenue from daywork and footage contracts is recognized when it is realized or realizable and earned. On daywork contracts, revenue is recognized based on the number of days completed at fixed rates stipulated by the contract. On footage contracts, revenue is recognized based on the number of feet that have been drilled at fixed rates stipulated by the contract. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based upon costs incurred to date compared to our estimate of the total contract costs. Under percentage-of-completion, we make estimates of the total contract costs to be incurred, and to the extent these estimates change, the amount of revenue recognized could be affected. The significance of the accrued turnkey revenue varies from period to period depending on the overall level of demand for our services and the portion of that demand that is for turnkey services. At December 31, 2006, there were three turnkey wells in progress versus nine wells at December 31, 2005, with accrued revenue of $6.9 million and $17.5 million, respectively at such dates. Anticipated losses, if any, on uncompleted contracts are recorded at the time our estimated costs exceed the contract revenue.

Insurance Accruals. We maintain insurance coverage related to workers' compensation and general liability claims up to $1.0 million per occurrence with an aggregate of $2.0 million for general liability claims. These policies include deductibles of $500,000 per occurrence for workers' compensation coverage and $250,000 per occurrence for general liability coverage. If losses should exceed the workers' compensation and general liability policy amounts, we have excess liability coverage up to a maximum of $100.0 million. At December 31, 2006 and 2005, we had $16.5 million and $18.1 million, respectively, accrued for losses incurred within the deductible amounts for workers' compensation and general liability claims and for uninsured claims.

The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the balance sheet dates. In addition, the accrual includes management's estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. We use third parties to assist us in developing our estimate of the ultimate costs to settle each claim, which is based upon historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and as a result, our estimates made as of the balance sheet dates may change.

Income Taxes. We are subject to income and other similar taxes in all areas in which we operate. When recording income tax expense, certain estimates are required because: (a) income tax returns are generally filed months after the close of our annual accounting period; (b) tax returns are subject to audit by taxing authorities and audits can often take years to complete and settle; and (c) future events often impact the timing of when we recognize income tax expenses and benefits. We have deferred tax assets mostly relating to workers compensation liabilities and our long-term incentive plans. We routinely evaluate all deferred tax assets to determine the likelihood of their realization. We have not recorded a valuation allowance as of December 31, 2006 and 2005, respectively.

In June 2006, the FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition and is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the impact of adopting FIN 48 and we do not believe it will have a material adverse effect on the consolidated financial statements upon adoption.

Financial Condition and Liquidity

The following table summarizes our financial position as of December 31, 2006 and December 31, 2005.

	December 31, 2006		December 31, 2005	
	(Dollars in thousands)			
	Amount	%	Amount	%
Working capital	$ 304,764	32	$ 250,446	32
Property and equipment, net	608,136	65	499,965	65
Goodwill	10,377	1	10,377	1
Other noncurrent assets, net	16,625	2	13,098	2
Total	$ 939,902	100	$ 773,886	100
Long-term debt	$ 275,000	29	$ 275,000	35
Other long-term liabilities	131,108	14	129,654	17
Shareholders' equity	533,794	57	369,232	48
Total	$ 939,902	100	$ 773,886	100

Significant Changes in Financial Condition

The significant changes in our financial position from December 31, 2005 to December 31, 2006 are an increase in working capital of $54.3 million, an increase in net property and equipment of $108.2 million, and an increase in shareholders' equity of $164.6 million.

The increase in working capital is primarily the result of higher balances in cash and cash equivalents and accounts receivable, partially offset by an increase in accounts payable. The increase in cash and cash equivalents is due to more rigs working at higher dayrates as well as the proceeds from the sale of five of our rigs previously held for refurbishment during the first quarter of 2006. Also contributing to the increase were insurance proceeds received during the second quarter of 2006 in connection with the casualty loss of one of our rigs and top drives. The increase in cash and cash equivalents is partially offset by repurchases we made of our common stock during 2006. The increase in accounts receivable is due to more rigs working and increased dayrates while accounts payable is higher because of higher rig activity and increased prices for goods and services. The increase in working capital was also offset by higher current taxes payable because of increased net income and larger liabilities for our employee retention programs.

The increase in net property and equipment is due to capital expenditures during 2006, partially offset by the write-off of one of our rigs and top drives due to total loss in March 2006 and by 2006 depreciation. Capital expenditures of $197.2 million in 2006 included the costs to reactivate five rigs that were held for refurbishment, to replace our rig that was lost to fire in March 2006, and to purchase two new rigs. In addition, capital expenditures in 2006 included costs incurred for drill pipe purchases, betterments and improvements to our rigs, and the purchase of top drives and other capital items. The increase in shareholders' equity is primarily due to the net income for the period offset by repurchases of common stock.

3.75% Notes

The 3.75% Notes bear interest at 3.75% per annum and mature on May 7, 2023. The 3.75% Notes are convertible into shares of our common stock, upon the occurrence of certain events, at a conversion price of $6.45 per share, which is equal to a conversion rate of approximately 155.0388 shares per $1,000 principal amount of

3.75% Notes, subject to adjustment. We will pay contingent interest at a rate equal to 0.50% per annum during any six-month period, with the initial six-month period commencing May 7, 2008, if the average trading price of the 3.75% Notes per $1,000 principal amount for the five day trading period ending on the third day immediately preceding the first day of the applicable six-month period equals $1,200 or more. The 3.75% Notes are general unsecured senior obligations and are fully and unconditionally guaranteed, on a joint and several basis, by all of our domestic wholly-owned subsidiaries. Non-guarantor subsidiaries are immaterial. The 3.75% Notes and the guarantees rank equally with all of our other senior unsecured debt, including our Floating Rate Notes. Fees and expenses of approximately $4.0 million incurred at the time of issuance are being amortized through May 2013, the first date the holders may require us to repurchase the 3.75% Notes. We may redeem some or all of the 3.75% Notes at any time on or after May 14, 2008, payable in cash, plus accrued but unpaid interest, including contingent interest, if any, to the date of redemption at various redemption prices shown in Note 4 to our consolidated financial statements.

Holders may require us to repurchase all or a portion of their 3.75% Notes on May 7, 2013 or May 7, 2018, and upon a change of control, as defined in the indenture governing the 3.75% Notes, at 100% of the principal amount of the 3.75% Notes, plus accrued but unpaid interest, including contingent interest, if any, to the date of repurchase, payable in cash.

The 3.75% Notes are convertible, at the holder's option, prior to the maturity date into shares of our common stock in the following circumstances:

- during any calendar quarter, if the closing sale price per share of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 110% of the conversion price per share ($7.10 per share) on that 30th trading day;
- if we have called the 3.75% Notes for redemption;
- during any period that the credit ratings assigned to the 3.75% Notes by both Moody's and S&P are reduced below B1 and B+, respectively, or if neither rating agency is rating the 3.75% Notes;
- during the five trading day period immediately following any nine consecutive trading day period in which the average trading price per $1,000 principal amount of the 3.75% Notes for each day of such period was less than 95% of the product of the closing sale price per share of our common stock on that day multiplied by the number of shares of common stock issuable upon conversion of $1,000 principal amount of the 3.75% Notes; or
- upon the occurrence of specified corporate transactions, including a change of control.

One of the triggering events permitting note holders to convert their 3.75% Notes into shares of our common stock was met at various times during the years ended December 31, 2006 and 2005. That triggering event is: if, during any calendar quarter, the closing price per share of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 110% of the conversion price per share ($7.10 per share) on that 30th trading day, then the 3.75% Notes become convertible at the note holders' option. During the periods in which the 3.75% Notes were convertible, none of the note holders exercised their right to convert them into shares of our common stock. As of December 31, 2006 and for the first quarter of 2007, the 3.75% Notes did not meet any of the criteria for convertibility.

Floating Rate Notes

On March 31, 2004, we issued $100.0 million aggregate principal amount of Floating Rate Notes in a private offering that yielded net proceeds of approximately $97.8 million. On April 27, 2004, one of the initial purchasers in our private offering of Floating Rate Notes exercised its option to purchase an additional $25.0 million aggregate principal amount of the Floating Rate Notes with the same terms. This yielded net proceeds of $24.4 million. The Floating Rate Notes bear interest at a per annum rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.05% but will never be less than zero or more than 6.00%. The Floating Rate Notes mature on April 1, 2024. The average interest rate on the Floating Rate Notes was 5.07% and 3.27% for the years ended December 31, 2006 and 2005, respectively. The interest rate is 5.31% for the first quarter of 2007. The Floating Rate Notes are convertible into shares of our common stock, upon the occurrence of certain events, at a conversion price of $6.51 per share, which is equal to a conversion rate of approximately 153.6098 shares per $1,000 principal amount of the Floating Rate Notes, subject to adjustment. The Floating Rate Notes are general unsecured senior obligations and are fully and unconditionally guaranteed, on a joint and several basis, by all our domestic wholly-owned subsidiaries. Non-guarantor subsidiaries are immaterial. The Floating Rate Notes and the guarantees rank equally with all of our other senior unsecured debt, currently our 3.75% Contingent Convertible Senior Notes due 2023 (the "3.75% Notes"). Fees and expenses of $3.6 million incurred at the time of issuance are being amortized through April 1, 2014, the first date the holders may require us to repurchase the Floating Rate Notes.

We may redeem some or all of the Floating Rate Notes at any time on or after April 1, 2014, at a redemption price equal to 100% of the principal amount of the Floating Rate Notes, plus accrued but unpaid interest and liquidated damages, if any, to the date of repurchase, payable in cash. Holders may require us to repurchase all or a portion of the Floating Rate Notes on April 1, 2014 or April 1, 2019, and upon a change of control, as defined in the indenture governing the Floating Rate Notes, at 100% of the principal amount of the Floating Rate Notes, plus accrued but unpaid interest and liquidated damages, if any, to the date of repurchase, payable in cash.

The Floating Rate Notes are convertible, at the holder's option, prior to the maturity date into shares of our common stock under the following circumstances:

- during any calendar quarter, if the closing sale price per share of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 120% of the conversion price per share ($7.81 per share) on that 30th trading day;
- if we have called the Floating Rate Notes for redemption;
- during any period that the credit ratings assigned to the 3.75% Notes by both Moody's Investors Service ("Moody's") and Standard & Poor's Ratings Group ("S&P") are reduced below B1 and B+, respectively, or if neither rating agency is rating our 3.75% Notes;
- during the five trading day period immediately following any nine consecutive trading day period in which the average trading price per $1,000 principal amount of the Floating Rate Notes for each day of such period was less than 95% of the product of the closing sale price per share of our common stock on that day multiplied by the number of shares of common stock issuable upon conversion of $1,000 principal amount of the Floating Rate Notes; or
- upon the occurrence of specified corporate transactions, including a change of control.

As of December 31, 2006 and as of the date of this report, none of the conditions enabling the holders of the Floating Rate Notes to convert them into shares of our common stock had occurred.

CIT Facility

Our subsidiary Grey Wolf Drilling Company L.P. has a $100.0 million credit facility with the CIT Group/Business Credit, Inc. (the "CIT Facility") which expires December 31, 2008. The CIT Facility, as amended, provides us with the ability to borrow up to the lesser of $100.0 million or 50% of the Orderly Liquidation Value (as defined in the agreement) of certain drilling rig equipment located in the 48 contiguous states of the United States of America. The CIT Facility is a revolving facility with automatic renewals after expiration unless terminated by the lender on any subsequent anniversary date and then only upon 60 days prior notice. Periodic interest payments are due at a floating rate based upon our debt service coverage ratio within a range of either LIBOR plus 1.75% to 3.50% or prime plus 0.25% to 1.50%. The CIT Facility provides up to $50.0 million available for letters of credit. We are required to pay a quarterly commitment fee of 0.375% to 0.50% per annum on the unused portion of the CIT Facility. Letters of credit accrue a fee of 1.25% per annum.

The CIT Facility contains affirmative and negative covenants and we are in compliance with these covenants. Substantially all of our assets, including our drilling equipment, are pledged as collateral under the CIT Facility which is also secured by a guarantee of Grey Wolf, Inc. and guarantees of certain of our wholly-owned subsidiaries. We, however, retain the option, subject to a minimum appraisal value, under the CIT Facility to extract $75.0 million of the equipment out of the collateral pool in connection with the sale or exchange of such collateral or relocation of equipment outside the contiguous 48 states of the United States of America.

Among the various covenants that we must satisfy under the CIT Facility are the following two covenants (as defined in the CIT Facility) which apply whenever our liquidity, defined as the sum of cash, cash equivalents and availability under the CIT Facility, falls below $35.0 million:

- 1 to 1 EBITDA coverage of debt service, tested monthly on a trailing 12 month basis; and
- minimum tangible net worth (as defined in the CIT Facility) at the end of each quarter will be at least the prior year tangible net worth less non-cash write-downs since the prior year-end and less fixed amounts for each quarter end for which the test is calculated.

At December 31, 2006, our liquidity as defined above was $300.2 million. Additionally, if the total amount outstanding under the CIT Facility (including outstanding letters of credit) exceeds 50% of the Orderly Liquidation Value of our domestic rigs, we are required to make a prepayment in the amount of the excess. Also, if the average rig utilization rate falls below 45% for two consecutive months, the lender will have the option to request one additional appraisal per year to aid in determining the current orderly liquidation value of the drilling equipment. Average rig utilization is defined as the total number of rigs owned which are operating under drilling contracts in the 48 contiguous states of the United States of America divided by the total number of rigs owned, excluding rigs not capable of working without substantial capital investment. Events of default under the CIT Facility include, in addition to non-payment of amounts due, misrepresentations and breach of loan covenants and certain other events including:

- default with respect to other indebtedness in excess of $350,000;
- legal judgments in excess of $350,000; or
- a change in control which means that we cease to own 100% of our two principal subsidiaries, some person or group has either acquired beneficial ownership of 30% or more of the Company or obtained the power to elect a majority of our board of directors, or our board of directors ceases to consist of a majority of "continuing directors" (as defined by the CIT Facility).

The CIT Facility allows us to repurchase shares of our common stock, pay dividends to our shareholders, and make prepayments on the 3.75% Notes and the Floating Rate Notes. However, all of the following conditions must be met to enable us to make payments for any of the above-mentioned reasons: (i) payments may not exceed $150.0 million in the aggregate, (ii) no Default or Event of Default shall exist at the time of any such payments, (iii) at least $35.0 million of Availability (availability under the CIT Facility plus cash on hand) exists immediately after any such payments, and (iv) we must provide CIT Group/Business Credit, Inc. three Business Days prior written notice of any such payments. Capitalized terms used in the preceding sentence but not defined herein are defined in the CIT Facility.

As of the date of this report, we did not have an outstanding balance under the CIT Facility and had $27.3 million of undrawn, standby letters of credit. These standby letters of credit are for the benefit of various insurance companies as collateral for premiums and losses which may become payable under the terms of the underlying insurance contracts. Outstanding letters of credit reduce the amount available for borrowing under the CIT facility.

Cash Flow

The net cash provided by or used in our operating, investing and financing activities is summarized below (amounts in thousands):

	Years Ended December 31,		
	2006	2005	2004
Net cash provided by (used in):			
Operating activities	$ 288,230	$ 221,612	$ 45,146
Investing activities	(170,514)	(128,250)	(74,077)
Financing activities	(61,088)	8,073	46,291
Net increase in cash	$ 56,628	$ 101,435	$ 17,360

Our cash flows from operating activities are affected by a number of factors including the number of rigs working under contract, whether the contracts are daywork, footage or turnkey, and the rate received for these services. Our cash flow generated from operating activities during the year ended December 31, 2006 was $288.2 million compared to $221.6 million during the year ended December 31, 2005. This increase is due primarily to an increase in net income as a result of higher dayrates and rig activity. Our higher activity and dayrates also caused an increase in accounts receivable which partially offset the higher cash flow generated from more net income.

Our cash flow generated from operating activities during the year ended December 31, 2005 was $221.6 million compared to $45.1 million for the year ended December 31, 2004. This increase is due to an increase in net income as a result of higher dayrates and rig activity.

Cash flow used in investing activities for the year ended December 31, 2006 consisted of $197.2 million of capital expenditures and $11.0 million in deposits for new rig purchases, partially offset by $26.6 million in proceeds from the sale of equipment and $11.1 million in proceeds from an insurance claim on the loss of one rig and top drive. Capital expenditures in 2006 included costs for the reactivation of five rigs, replacement of a rig lost to fire and the purchase of two new rigs. For the year ended December 31, 2005, cash flow used in investing activities consisted of capital expenditures of $131.4 million, including costs for the reactivation of 11 rigs available for refurbishment. For the year ended December 31, 2004, cash flow used in investing activities consisted primarily of $28.9 million of cash paid in the Patriot acquisition and $47.0 million in capital expenditures. Capital expenditures for 2006, 2005 and 2004 included betterments and improvements to our rigs, the acquisition of drill pipe and drill collars, the purchase of top drives, and other capital items.

Cash flow used in financing activities for the year ended December 31, 2006, consisted primarily of $65.1 million in repurchases of our common stock. Cash flow provided by financing activities for the year ended December 31, 2005, consisted of proceeds of $8.1 million from the exercise of stock options. Cash flow provided by financing activities for 2004 primarily consisted of the net proceeds of $122.2 million from the issuance of the Floating Rate Notes, partially offset by $85.0 million for the redemption of the previously outstanding 8⅞% Notes. In addition, proceeds from stock option exercises provided $10.2 million in 2004.

Certain Contractual Commitments

The following table summarizes certain of our contractual cash obligations as of December 31, 2006 (amounts in thousands):

	Payments Due by Period [1]				
Contractual Obligation	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
3.75% Notes [2]					
Principal	$ 150,000	$ -	$ -	$ -	$ 150,000
Interest	92,813	5,625	11,250	11,250	64,688
Floating Rate Notes [2]					
Principal	125,000	-	-	-	125,000
Interest [3]	114,497	6,638	13,275	13,275	81,309
New rig purchases	47,041	47,041	-	-	-
Rig equipment	3,775	3,775	-	-	-
Drill pipe and collars	8,419	8,419	-	-	-
Operating leases	2,616	757	1,241	618	-
Total contractual cash obligations	$ 544,161	$ 72,255	$ 25,766	$ 25,143	$ 420,997

(1) This assumes no conversion under, or acceleration of maturity dates due to redemption, breach of, or default under, the terms of the applicable contractual obligation.

(2) See "Floating Rate Notes" and "3.75% Notes", above, for information relating to covenants, the breach of which could cause a default under, and acceleration of, the maturity date. Also see "3.75% Notes" and "Floating Rate Notes" for information related to the holders' conversion rights.

(3) Assumes the 3-month LIBOR effective for the first quarter of 2007 of 5.36% minus a spread of 0.05% (5.31% as of December 31, 2006)

Our CIT Facility provides up to $50.0 million for the issuance of letters of credit. If letters of credit which we cause to be issued are drawn upon by the holders of those letters of credit, then we will become obligated to repay those amounts along with any accrued interest and fees. Letters of credit issued reduce the amount available for borrowing under the CIT Facility and, as a result, we had borrowing capacity of $70.4 million at December 31, 2006. The following table illustrates the undrawn outstanding standby letters of credit at December 31, 2006 and the potential maturities if drawn upon by the holders (amounts in thousands):

	Payments Due by Period [1]				
Potential Contractual Obligation	Total Committed	Less than 1 year	1-3 years	4-5 years	Over 5 Years
Standby letters of credit	$ 29,554	$ -	$ 29,554	$ -	$ -
Total	$ 29,554	$ -	$ 29,554	$ -	$ -

(1) Assumes no acceleration of maturity date due to breach of, or default under, the potential contractual obligation.

Projected Cash Sources and Uses

We expect to use cash generated from operations to cover cash requirements, including debt service on the 3.75% Notes and Floating Rate Notes, capital expenditures in 2007, tax payments, and common stock repurchases. We will make quarterly interest payments on the Floating Rate Notes on January 1, April 1, July 1 and October 1 of each year and semi-annual interest payments of $2.8 million on the 3.75% Notes on May 7 and November 7 of each year through the dates of maturity. To the extent that we are unable to generate sufficient cash from operations, we would be required to use cash on hand or draw on our CIT Facility.

Capital expenditures for 2007 are projected to be between $130.0 million and $140.0 million. We expect to spend approximately $47.0 million, net of $11.0 million of deposits made in 2006, to purchase four new 1,500 horsepower drilling rigs. We have taken delivery of one of these rigs and the other three will be delivered at various times during 2007. We have obtained long-term contracts on each of these rigs which, in the aggregate, are expected to generate revenue of approximately $111.7 million over the term of the contracts. We believe that this revenue will be sufficient to recover, after operating expenses, the purchase price of these rigs.

In addition, our projected capital expenditures for 2007 include costs for betterments and improvements to our rigs, the acquisition of drill pipe and drill collars, the purchase of top drives, and other capital items.

Results of Operations

Our drilling contracts generally provide compensation on either a daywork, turnkey or footage basis. Successfully completed turnkey and footage contracts generally result in higher revenues per rig day worked than under daywork contracts. EBITDA per rig day worked on successful turnkey and footage jobs are also generally greater than under daywork contracts, although we are typically required to bear additional operating costs (such as drill bits) that would typically be paid by the customer under daywork contracts. Contract drilling revenues and EBITDA on turnkey and footage contracts are affected by a number of variables which include the depth of the well, geological complexities and the actual difficulties encountered in drilling the well.

In the following discussion of the results of our operations and elsewhere in our filings, we use EBITDA and EBITDA per rig day. EBITDA is a non-GAAP financial measure under the rules and regulations of the Securities and Exchange Commission ("SEC"). We believe that our disclosure of EBITDA per rig day as a measure of rig operating performance allows investors to make a direct comparison between us and our competitors, without regard to differences in capital structure or to differences in the cost basis of our rigs and those of our competitors. Investors should be aware, however, that there are limitations inherent in using this performance measure as a measure of overall company profitability because it excludes significant expense items such as depreciation expense and interest expense. An improving trend in EBITDA per rig day may not be indicative of an improvement in our overall profitability. To compensate for the limitations in utilizing EBITDA per rig day as an operating measure, our management also uses GAAP measures of performance including operating income and net income to evaluate performance but only with respect to the company as a whole and not on a per rig basis. In accordance with SEC rules, we have included below a reconciliation of EBITDA to net income applicable to common shares, which is the nearest comparable financial GAAP measure.

	Years Ended December 31,		
	2006	2005	2004
Earnings before interest expense, taxes, depreciation and amortization	$ 431,975	$ 265,775	$ 84,342
Depreciation and amortization	(74,010)	(61,279)	(55,329)
Interest expense	(13,614)	(11,364)	(14,759)
Total income tax expense	(124,400)	(72,495)	(6,176)
Net income applicable to common shares	$ 219,951	$ 120,637	$ 8,078

The following tables highlight rig days worked, contract drilling revenues and EBITDA for our daywork and turnkey operations for the years ended December 31, 2006, 2005 and 2004.

	For the Year Ended December 31, 2006		
	Daywork Operations	Turnkey Operations [1]	Total
	(Dollars in thousands, except averages per rig day worked)		
Rig days worked	35,662	3,899	39,561
Contract drilling revenues	$ 736,773	$ 208,754	$ 945,527
Drilling operations expenses	(368,637)	(148,150)	(516,787)
General and administrative expense [2]	(22,025)	(2,280)	(24,305)
Interest income [2]	10,365	1,121	11,486
Gain on sale of assets [2]	10,633	1,262	11,895
Gain on insurance proceeds [2]	3,675	484	4,159
EBITDA	$ 370,784	$ 61,191	$ 431,975
Averages per rig day worked:			
Contract drilling revenues	$ 20,660	$ 53,540	$ 23,901
EBITDA	$ 10,397	$ 15,694	$ 10,919

	For the Year Ended December 31, 2005		
	Daywork Operations	Turnkey Operations [1]	Total
	(Dollars in thousands, except averages per rig day worked)		
Rig days worked	33,718	3,511	37,229
Contract drilling revenues	$ 538,250	$ 158,729	$ 696,979
Drilling operations expenses	(308,708)	(109,936)	(418,644)
General and administrative expense [2]	(14,750)	(1,498)	(16,248)
Interest income [2]	3,236	337	3,573
Gain on sale of assets [2]	111	4	115
EBITDA	$ 218,139	$ 47,636	$ 265,775
Averages per rig day worked:			
Contract drilling revenues	$ 15,963	$ 45,209	$ 18,721
EBITDA	$ 6,470	$ 13,568	$ 7,139

	For the Year Ended December 31, 2004		
	Daywork Operations	Turnkey Operations [1]	Total
	(Dollars in thousands, except averages per rig day worked)		
Rig days worked	27,616	3,561	31,177
Contract drilling revenues	$ 308,851	$ 115,783	$ 424,634
Drilling operations expenses	(234,630)	(93,167)	(327,797)
General and administrative expense [2]	(11,935)	(1,382)	(13,317)
Interest income [2]	691	86	777
Gain on sale of assets [2]	34	11	45
EBITDA	$ 63,011	$ 21,331	$ 84,342
Averages per rig day worked:			
Contract drilling revenues	$ 11,184	$ 32,515	$ 13,620
EBITDA	$ 2,282	$ 5,990	$ 2,705

(1) Turnkey operations include the results from turnkey and footage contracts.
(2) These income and expense items are not contract related and are allocated between daywork and turnkey based upon operating rig days.

Comparison of Fiscal Years ended December 31, 2006 and 2005

Our EBITDA increased by $166.2 million, or 63%, to $432.0 million for the year ended December 31, 2006 from $265.8 million for the year ended December 31, 2005. The increase resulted from a $152.6 million increase in EBITDA from daywork operations and a $13.6 million increase in EBITDA from turnkey operations. On a per rig day basis, our total EBITDA increased by $3,780 or 53% to $10,919 in 2006 from $7,139 in 2005. This increase included a $3,927 per rig day increase from daywork operations and a $2,126 per rig day increase from turnkey operations. Total general and administrative expenses increased by $8.1 million, due primarily to the expensing of stock options and restricted stock in 2006, as well as to higher payroll and short-term incentive costs, and employee retention plans but as a percentage of annual contract drilling revenues, remained essentially unchanged at 2.6%. Total interest income increased by $7.9 million due to higher cash balances and higher interest rates in 2006 compared to 2005. The gain on sale of assets increased by $11.8 million due mostly to the sale of five rigs held for refurbishment in January 2006. The gain on insurance proceeds of $4.2 million in 2006 relates to the proceeds received from the loss of one of our rigs and top drives.

Daywork Operations

The increase in EBITDA discussed above was due in part to an increase of 6%, or 1,944 rig days worked on daywork contracts during 2006 compared to 2005. This increase in days was due primarily to overall higher demand for our services and deployment of five rigs previously held for refurbishment. Higher dayrates, however, contributed more significantly to the increase in EBITDA with contract drilling revenue per rig day increasing $4,697, or 29%. The increase in dayrates includes the effect of a $540 per rig day wage increase effective May 1, 2006 which was passed on to our customers in the form of higher dayrates. Drilling operations expenses increased overall, and on a per rig day basis, due to higher activity levels, as well as several other factors. Those factors include increases in labor costs due to the above-mentioned wage increase, general inflationary cost increases on good and services, higher maintenance and repair costs, and the employee retention program implemented in November of 2005 to retain experienced personnel but as a percentage of dayrate contract drilling revenues, dayrate drilling operations expenses decreased to 50.0% in 2006 from 57.4% in 2005. Unlike wage increases, we have not passed the cost of our retention bonus program on to our customers as an increase in dayrates.

Turnkey Operations

Turnkey EBITDA was higher for the year ended December 31, 2006 due to higher revenue in total and on a per rig day basis. Contract drilling revenue per rig day increased $8,331, or 18%, with a small portion of this increase on a per rig day basis resulting from the May 1, 2006 wage increase that was passed on to our customers in the form of higher dayrates. Increasing daywork dayrates are considered in our turnkey bid process and resulted in price increases for our turnkey operations. These price increases resulted in higher revenue. The increase in

EBITDA was also impacted by an increase in rig days worked. Rig days worked increased by 388 rig days, or 11%, for the year ended December 31, 2006 compared to the same period in 2005. Also, differences in the complexity and success of the wells drilled are a contributing factor to EBITDA fluctuations. During the third and fourth quarter of 2006, we encountered difficulties on certain turnkey contracts, generating losses, which partially offset the increase in EBITDA for the year ended December 31, 2006.

Other

Depreciation and amortization expense increased by $12.7 million, or 21%, to $74.0 million for the year ended December 31, 2006 compared to the same period in 2005. Depreciation and amortization expense is higher due to capital expenditures made during 2005 and 2006, primarily including the cost for rig refurbishments, betterments and improvements to our rigs, the acquisition of drill pipe and rill collars, the purchase of new top drives and other capital items.

Interest expense increased by $2.3 million, or 20%, to $13.6 million for the year ended December 31, 2006 from $11.4 million for the same period in 2005. This increase is due primarily to a higher interest rate on our Floating Rate Notes during 2006 as compared to 2005. Our average interest rate was 5.07% for the year ended 2006 as compared to 3.27% for the year ended 2005. There was no change in our debt balance during the year ended December 31, 2006.

Our income taxes increased by $51.9 million to $124.4 million for the year ended December 31, 2006 from $72.5 million for the same period in 2005. The increase is due to the higher level of income. We also utilized the majority of our remaining net operating loss carryforwards in 2005 for federal tax purposes which has caused a significant increase in current tax expense versus deferred tax expense.

Comparison of Fiscal Years ended December 31, 2005 and 2004

Our EBITDA increased by $181.4 million, or 215%, to $265.8 million for the year ended December 31, 2005 from $84.3 million for the year ended December 31, 2004. The increase resulted from a $155.1 million increase in EBITDA from daywork operations and a $26.3 million increase in EBITDA from turnkey operations. On a per rig day basis, our total EBITDA increased by $4,434, or 164% to $7,139 in 2005 from $2,705 in 2004. This increase included a $4,188 per rig day increase from daywork operations and a $7,578 per rig day increase from turnkey operations. Total general and administrative expenses increased by $2.9 million primarily due to higher payroll and short-term incentive costs, and professional fees but as a percentage of annual contract drilling revenues decreased by 0.8%. Total interest income increased by $2.8 million due to higher cash balances and higher interest rates in 2005 compared to 2004.

Daywork Operations

The increase in EBITDA discussed above was due in part to an increase of 22%, or 6,102 rig days worked on daywork contracts during 2005 compared to 2004. This increase in days was due primarily to overall higher demand for our services. Higher dayrates contributed significantly to the increase in EBITDA with contract drilling revenue per rig day increasing $4,779, or 43%; however, this increase includes approximately $250 average per rig day related to a wage increase effective June 1, 2005 that was passed on to our customers in the form of higher dayrates.

Drilling operations expenses increased overall, and on a per rig day basis, due to higher activity levels, as well as several other factors. Those factors include the above-mentioned wage increase, crews being kept on the payroll during unanticipated maintenance, the employee retention program implemented in November of 2005 and increases in other labor costs. As a percentage of annual daywork contract revenues, however, daywork drilling operations expenses decreased to 57.4% in 2005 from 76.0% in 2004.

Turnkey Operations

Turnkey EBITDA per rig day increased $7,578, or 127%, to $13,568 for the year ended December 31, 2005, from $5,990 for the year ended December 31, 2004. The increase in EBITDA per rig day was due primarily to higher revenue in total and on a per rig day basis. Contract drilling revenue per rig day increased $12,694, or 39% primarily resulting from higher daywork dayrates, which are considered in our turnkey bidding process. Also, differences in the complexity and success of the wells drilled between the two periods contributed to the increased EBITDA.

Other

Depreciation and amortization expense increased by $6.0 million, or 11% to $61.3 million for the year ended December 31, 2005 compared to $55.3 million for the year ended December 31, 2004. Depreciation and amortization expense is higher due to the acquisition of Patriot during the second quarter of 2004, and capital expenditures during 2004 and 2005 for the reactivation of rigs available for refurbishment, betterments and improvements to our rigs, the acquisition of drill pipe and drill collars, and other capital items.

Interest expense decreased by $3.4 million, or 23%, to $11.4 million for 2005 from $14.8 million for 2004. The decrease is due to the issuance of the Floating Rate Notes and subsequent redemption of our 8⅞% Notes. This refinancing resulted in substantial interest savings given the lower interest rate debt outstanding. In addition, the first half of 2004 included a $2.5 million redemption premium and accelerated amortization of $1.1 million of deferred financing costs on the 8⅞% Notes.

Our income tax expense increased by $66.3 million to $72.5 million in 2005, from $6.2 million in 2004. The increase is due to the level of income and is also affected by the annual amortization of $2.8 million in permanent differences related to differences between the financial accounting and tax basis of assets that were purchased in capital stock acquisitions. The permanent difference will be reduced as these assets are depreciated for financial accounting purposes on a straight-line basis over their remaining useful lives of approximately seven years. As the amortization of these permanent differences is a fixed amount, our book effective tax rate decreased from 43% in 2004 to 37% in 2005 based upon the level of income.

Inflation and Changing Prices

Contract drilling revenues do not necessarily track the changes in general inflation as they tend to respond to the level of activity of the oil and natural gas industry in combination with the supply of equipment and the number of competing companies. Capital and operating costs are influenced to a larger extent by specific price changes in the oil and natural gas industry, demand for drilling services and to a lesser extent by changes in general inflation. Our daywork contracts generally allow us to pass wage increases, the most significant component of our operating costs, on to our customers in the form of higher dayrates.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk. We are subject to market risk exposure related to changes in interest rates on the Floating Rate Notes and the CIT Facility. The Floating Rate Notes bear interest at a per annum rate which is equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.05%. We had $125.0 million of the Floating Rate Notes outstanding at December 31, 2006. A 1% change in the interest rate on the Floating Rate Notes would change our interest expense by $1.3 million on an annual basis. However, the annual interest on the Floating Rate Notes will never be below zero or more than 6.00%, which could yield interest expense ranging from zero to $7.5 million on an annual basis. Interest on borrowings under the CIT Facility accrues at a variable rate, using either the prime rate plus 0.25% to 1.50% or LIBOR plus 1.75% to 3.50%, depending upon our debt service coverage ratio for the trailing 12 month period. We have no outstanding balance under the CIT Facility at February 20, 2007 and as such have no exposure under this facility to a change in interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements and Financial Statement Schedule

Schedules other than those listed above are omitted because they are either not applicable or not required or the information required is included in the consolidated financial statements or notes thereto.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included on page 37.

/s/ Thomas P. Richards
Thomas P. Richards
Chairman, President and Chief Executive Officer

/s/ David W. Wehlmann
David W. Wehlmann
Executive Vice President and Chief Financial Officer

February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Board of Directors
Grey Wolf, Inc.:

We have audited the accompanying consolidated balance sheets of Grey Wolf, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule for the years ended December 31, 2006, 2005 and 2004. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grey Wolf, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company changed its method of accounting for share-based payments.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Grey Wolf, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*, and our report dated February 27, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Houston, Texas
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Grey Wolf, Inc.:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting* that Grey Wolf, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. Grey Wolf, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Grey Wolf, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*. Also, in our opinion, Grey Wolf, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Grey Wolf, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 27, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Houston, Texas
February 27, 2007

GREY WOLF, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)

	December 31, 2006	December 31, 2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 229,773	$ 173,145
Restricted cash	817	780
Accounts receivable, net of allowance of of $3,169 and $2,674, respectively	206,523	159,438
Prepaids and other current assets	7,817	8,010
Deferred tax assets	6,916	4,222
Total current assets	451,846	345,595
Property and equipment:		
Land, buildings and improvements	7,044	6,530
Drilling equipment	1,107,457	934,648
Furniture and fixtures	4,839	4,217
Total property and equipment	1,119,340	945,395
Less: accumulated depreciation	(511,204)	(445,430)
Net property and equipment	608,136	499,965
Rigs held for sale, net	-	5,524
Goodwill	10,377	10,377
Other noncurrent assets, net	16,625	7,574
	$ 1,086,984	$ 869,035
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable-trade	$ 85,253	$ 61,087
Accrued workers' compensation	7,435	6,575
Payroll and related employee costs	15,952	12,131
Accrued interest payable	2,536	2,156
Current income taxes payable	20,641	6,141
Other accrued liabilities	15,265	7,059
Total current liabilities	147,082	95,149
Contingent convertible senior notes	275,000	275,000
Other long-term liabilities	9,877	12,403
Deferred income taxes	121,231	117,251
Commitments and contingent liabilities	-	-
Shareholders' equity:		
Series B Junior Participating Preferred stock; $1 par value; 250,000 shares authorized; none outstanding	-	-
Common stock; $0.10 par value; shares authorized: 300,000,000; shares issued: 195,228,691 at December 31, 2006 and 192,625,650 at December 31, 2005; shares outstanding: 185,936,440 at December 31, 2006 and 192,625,650 at December 31, 2005	19,523	19,263
Additional paid-in capital	383,482	374,012
Treasury stock, at cost: 9,292,251 shares at December 31, 2006	(65,119)	-
Retained earnings (deficit)	195,908	(24,043)
Total shareholders' equity	533,794	369,232
	$ 1,086,984	$ 869,035

See accompanying notes to consolidated financial statements

GREY WOLF, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share data)

	Years Ended December 31,		
	2006	2005	2004
Revenues:			
Contract drilling	$ 945,527	$ 696,979	$ 424,634
Costs and expenses:			
Drilling operations	516,787	418,644	327,797
Depreciation and amortization	74,010	61,279	55,329
General and administrative	24,305	16,248	13,317
Gain on sale of assets	(11,895)	(115)	(45)
Gain on insurance proceeds	(4,159)	-	-
Total costs and expenses	599,048	496,056	396,398
Operating income	346,479	200,923	28,236
Other income (expense):			
Interest expense	(13,614)	(11,364)	(14,759)
Interest income	11,486	3,573	777
Other expense, net	(2,128)	(7,791)	(13,982)
Income before income taxes	344,351	193,132	14,254
Income tax expense:			
Current	123,114	11,717	200
Deferred	1,286	60,778	5,976
Total income tax expense	124,400	72,495	6,176
Net income	$ 219,951	$ 120,637	$ 8,078
Net income per common share (Note 1):			
Basic	$ 1.16	$ 0.63	$ 0.04
Diluted	$ 0.98	$ 0.54	$ 0.04
Weighted average common shares outstanding:			
Basic	190,088	191,364	185,868
Diluted	233,818	235,412	187,654

See accompanying notes to consolidated financial statements

GREY WOLF, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
(Amounts in thousands)

	Series B Junior Participating Preferred Stock $1 par Value	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings (Deficit)	Total
		Number of Shares	Amount, at $0.10 par value		Number of Shares	Amount, at cost		
Balance, December 31, 2003	-	181,283	$ 18,129	$ 330,266	-	$ -	$ (152,758)	$ 195,637
Non-cash compensation expense	-	-	-	77	-	-	-	77
Exercise of stock options	-	4,243	424	9,729	-	-	-	10,153
Tax benefit of stock option exercises	-	-	-	3,193	-	-	-	3,193
Issuance of common stock	-	4,610	461	19,883	-	-	-	20,344
Comprehensive net income	-	-	-	-	-	-	8,078	8,078
Balance, December 31, 2004	-	190,136	19,014	363,148	-	-	(144,680)	237,482
Exercise of stock options	-	2,292	229	7,844	-	-	-	8,073
Tax benefit of stock option exercises	-	-	-	2,842	-	-	-	2,842
Issuance of restricted stock, net of forfeitures	-	198	20	(20)	-	-	-	-
Stock-based compensation expense	-	-	-	198	-	-	-	198
Comprehensive net income	-	-	-	-	-	-	120,637	120,637
Balance, December 31, 2005	-	192,626	19,263	374,012	-	-	(24,043)	369,232
Exercise of stock options	-	905	90	3,062	-	-	-	3,152
Tax benefit of stock option exercises	-	-	-	1,330	-	-	-	1,330
Issuance of restricted stock, net of forfeitures	-	1,697	170	(170)	-	-	-	-
Stock-based compensation expense	-	-	-	5,248	-	-	-	5,248
Purchase of treasury stock	-	(9,292)	-	-	9,292	(65,119)	-	(65,119)
Comprehensive net income	-	-	-	-	-	-	219,951	219,951
Balance, December 31, 2006	-	185,936	$ 19,523	$ 383,482	9,292	$ (65,119)	$ 195,908	$ 533,794

See accompanying notes to consolidated financial statements

GREY WOLF, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Years Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 219,951	$ 120,637	$ 8,078
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	74,010	61,279	55,329
Non-cash compensation expense	-	-	77
Gain on insurance proceeds	(4,159)	-	-
Gain on sale of assets	(11,895)	(115)	(45)
Provision for doubtful accounts	495	250	-
Stock-based compensation expense	5,248	198	-
Deferred income taxes	1,286	60,778	2,778
Accretion of debt discount	-	-	102
Excess tax benefit of stock option exercises	(879)	2,842	3,193
Increase in restricted cash	(37)	(22)	(9)
Increase in other accounts receivable	(47,580)	(61,623)	(34,128)
(Increase) decrease in other current assets	193	(2,913)	(718)
Increase in trade accounts payable	24,166	18,333	9,596
Increase (decrease) in accrued workers' compensation	(1,530)	6,257	2,402
Increase(decrease) in other current liabilities	12,407	8,019	(3,642)
Increase (decrease) in current taxes payable	15,830	5,941	200
Increase in other	724	1,751	1,933
Cash provided by operating activities	288,230	221,612	45,146
Cash flows from investing activities:			
Property and equipment additions	(197,161)	(131,352)	(46,951)
Insurance proceeds	11,076	-	-
Deposits for new rig purchases	(10,979)	-	-
Payments to acquire New Patriot Drilling Corp	-	-	(28,906)
Proceeds from sale of assets	26,550	3,102	1,780
Cash used in investing activities	(170,514)	(128,250)	(74,077)
Cash flows from financing activities:			
Net proceeds from long-term debt	-	-	122,187
Repayments of long-term debt	-	-	(85,000)
Financing costs	-	-	(1,049)
Proceeds from exercise of stock options	3,152	8,073	10,153
Excess tax benefit of stock options	879	-	-
Purchase of treasury stock	(65,119)	-	-
Cash (used in) provided by financing activities	(61,088)	8,073	46,291
Net increase in cash and cash equivalents	56,628	101,435	17,360
Cash and cash equivalents, beginning of year	173,145	71,710	54,350
Cash and cash equivalents, end of year	$ 229,773	$ 173,145	$ 71,710
Supplemental Cash Flow Disclosure			
Cash paid for interest	$ 12,373	$ 9,862	$ 15,872
Cash paid for taxes	$ 107,052	$ 2,985	$ -

See accompanying notes to consolidated financial statements

(1) Summary of Significant Accounting Policies

Nature of Operations. Grey Wolf, Inc. is a Texas corporation formed in 1980. Grey Wolf, Inc. is a holding company with no independent assets or operations but through its subsidiaries is engaged in the business of providing onshore contract drilling services to the oil and natural gas industry. Grey Wolf, Inc., through its subsidiaries, currently conducts operations primarily in Alabama, Arkansas, Colorado, Louisiana, Mississippi, New Mexico, Oklahoma, Texas, Utah and Wyoming. The consolidated financial statements include the accounts of Grey Wolf, Inc. and its majority-owned subsidiaries (the "Company" or "Grey Wolf"). All intercompany accounts and transactions are eliminated in consolidation.

Property and Equipment. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

	Useful Lives (in years)
Drilling rigs and related equipment	3-15
Furniture and fixtures	7
Buildings and improvements	5-20
Vehicles	3-6
Other	3-5

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $72.9 million, $60.2 million and $54.5 million, respectively.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment of assets to be held and used is determined by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by an asset. If such assets are considered to be impaired, the impairment to be recognized is measured by an amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill and Intangible Assets. Goodwill represents the excess of costs over the fair value of assets of a business acquired. The Company follows the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets." Pursuant to SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." The Company's intangible assets represent customer contracts and related relationships acquired and are being amortized over the useful life of three years.

Revenue Recognition. Contract drilling revenues are earned under daywork, turnkey and footage contracts. Revenue from daywork and footage contracts is recognized when it is realized or realizable and earned. On daywork contracts, revenue is recognized based on the number of days completed at fixed rates stipulated by the contract. On footage contracts revenue is recognized based on the number of feet that have been drilled at fixed rates stipulated by the contract. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based upon costs incurred to date and estimated total contract costs. Provision is made currently for anticipated losses, if any, on uncompleted contracts.

Accounts Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts represents the Company's estimate of the amount of probable credit losses existing in the Company's accounts receivable. The Company determines the allowance based on a review of customer balances and the deemed probability of collection. This review consists of analyzing the age of individual balances, payment history of customers and other known factors.

Earnings per Share. Basic earnings per share ("EPS") is based on the weighted average number of common shares outstanding during the applicable period and excludes the nonvested portion of restricted stock. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding during the period plus, when their effect is dilutive, incremental shares consisting of shares subject to stock options, restricted stock and shares issuable upon conversion of the Floating Rate Contingent Convertible Senior Notes due 2024 (the "Floating Rate Notes") and the 3.75% Contingent Convertible Senior Notes due 2023 (the "3.75% Notes") (collectively referred to as the "Contingent Convertible Senior Notes").

Consistent with the provisions of Emerging Issues Task Force ("EITF") Issue No. 04-08, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share," the Company accounts for the Contingent Convertible Senior Notes using the "if converted" method set forth in the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings Per Share" for calculating diluted earnings per share. Under the "if converted" method, the after-tax effect of interest expense related to the Contingent Convertible Senior Notes is added back to net income, and the convertible debt is assumed to have been converted to common equity at the beginning of the period and is added to outstanding shares. The following is a reconciliation of the components of the basic and diluted earnings per share calculations for the applicable periods:

	2006	2005	2004
	(In thousands, except per share amounts)		
Numerator:			
Net income	$ 219,951	$ 120,637	$ 8,078
Add interest expense on contingent convertible senior notes, net of related tax effects	8,117	6,596	-
Adjusted net income – diluted	$ 228,068	$ 127,233	$ 8,078
Denominator:			
Weighted average common shares outstanding – basic	190,088	191,364	185,868
Effect of dilutive securities:			
Options – treasury stock method	887	1,552	1,786
Restricted stock – treasury stock method	386	39	-
Contingent convertible senior notes	42,457	42,457	-
Weighted average common shares outstanding – diluted	233,818	235,412	187,654
Earnings per common share:			
Basic	$ 1.16	$ 0.63	$ 0.04
Diluted	$ 0.98	$ 0.54	$ 0.04

A summary of securities excluded from the computation of basic and diluted earnings per share is presented below for the applicable periods:

	Years Ended December 31,		
	2006	2005	2004
Basic earnings per share:			
Unvested restricted stock	1,895,831	197,750	-
Diluted earnings per share:			
Anti-dilutive stock options	757,944	-	904,200
Anti-dilutive restricted stock	-	135,144	-
Anti-dilutive stock from 3.75% Notes	-	-	23,255,820
Anti-dilutive stock from Floating Rate Notes	-	-	19,201,225
Total anti-dilutive securities excluded from diluted earnings per share	757,944	135,144	43,361,245

Income Taxes. The Company records deferred tax liabilities utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company and its domestic subsidiaries file a consolidated federal income tax return.

Share-Based Payment Arrangements. At December 31, 2006, the Company had stock-based compensation plans with employees and directors, which are more fully described in Note 5. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no stock-based compensation expense was recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value provisions of SFAS No. 123(R), "Share-Based Payment," using the modified-prospective transition method. Under that transition method, compensation expense recognized for the year ended December 31, 2006 includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). Costs related to unearned restricted stock awards which were previously presented separately within shareholders' equity, are now included in additional paid-in capital. Results for prior periods have not been restated. The initial adoption of SFAS No. 123(R) on January 1, 2006 did not have a material impact on the Company's consolidated financial statements.

The Company records compensation expense over the requisite service period using the straight-line method. The fair value of each stock option was estimated on the date of grant using the Black-Scholes-Merton option-valuation model. The key input variables used in valuing the options granted for the year ended December 31, 2006 were: risk-free interest rate based on three-year Treasury strips of 4.89%; dividend yield of zero; stock price volatility of 39% based on historical volatility of the Company's stock with consideration given to implied volatilities from traded options on the Company's stock; and expected option lives of three years based on historical stock option exercise data and future expectations.

Prior to the adoption of SFAS No.123(R), the Company presented tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. SFAS No. 123(R) requires the cash flows from the tax benefits resulting from tax deductions in excess of the tax benefit associated with compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

A summary of the Company's stock option activity as of December 31, 2006, and changes during the year then ended is presented below:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2006	4,253	$ 3.83		
Granted	340	7.34		
Exercised	(905)	3.48		
Forfeited	(69)	4.43		
Outstanding at December 31, 2006	3,619	$ 4.23	5.97	$ 9,516
Exercisable at December 31, 2006	1,760	$ 3.76	4.72	$ 5,464

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006, 2005 and 2004 was $2.35, $2.99 and $3.92, respectively. The total intrinsic value of options exercised during the year ended December 31, 2006, 2005 and 2004 was $3.8 million, $8.1 million and $9.1 million, respectively.

As of December 31, 2006, there was $2.6 million of total unrecognized compensation cost related to outstanding stock options. That cost is expected to be recognized over a weighted-average period of 2.0 years. The amount of stock option expense for the year ended December 31, 2006 was $2.1 million.

A summary of the status of the Company's shares of restricted stock as of December 31, 2006, and changes during the year then ended is presented below:

	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2006	198	$ 5.73
Granted	1,794	7.30
Forfeited	(96)	7.03
Non-vested at December 31, 2006	1,896	$ 7.16

As of December 31, 2006, there was $8.8 million of total unrecognized compensation cost related to shares of restricted stock. That cost is expected to be recognized over a weighted-average period of 2.3 years. The amount of expense related to restricted stock for the year ended December 31, 2006 was $3.2 million. The weighted-average grant-date fair value per share of restricted stock granted during the year ended December 31, 2006 and 2005 was $7.30 and $5.73, respectively. No shares vested during the year ended December 31, 2006 and 2005.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock options granted for the years ended December 31, 2005 and 2004 (in thousands, except per share amounts).

	For the Years Ended December 31,	
	2005	2004
Net income, as reported	$ 120,637	$ 8,078
Add: Stock-based compensation expense included in reported net income, net of related tax effects	124	52
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,322)	(2,082)
Pro forma net income	$ 118,439	$ 6,048
Basic earnings per share		
As reported	$ 0.63	$ 0.04
Pro forma	$ 0.62	$ 0.03
Diluted earnings per share		
As reported	$ 0.54	$ 0.04
Pro forma	$ 0.53	$ 0.03

For purposes of determining compensation expense using the provisions of SFAS No. 123, the fair value of option grants was determined using the Black-Scholes-Merton option-valuation model. The key input variables used in valuing the options granted in 2005 and 2004 were: risk-free interest rate based on five-year Treasury strips of 3.86% to 4.46% in 2005, 3.36% to 3.67% in 2004; dividend yield of zero in each year; stock price volatility of 53% to 57% for 2005, 55% to 56% for 2004; and expected option lives of five years in each year presented.

Fair Value of Financial Instruments. The carrying amount of the Company's cash and short-term investments approximates fair value because of the short maturity of those instruments. The carrying amount of the Company's credit facility approximates fair value as the interest is indexed to the prime rate or LIBOR. The fair value of the 3.75% Notes was $178.0 million and $192.6 million at December 31, 2006 and 2005, respectively versus a face value of $150.0 million. The fair value of the Floating Rate Notes was $159.7 million and $170.5 million at December 31, 2006 and 2005, respectively, versus a face value of $125.0 million. Fair value was estimated based on quoted market prices.

Cash Flow Information. Cash flow statements are prepared using the indirect method. The Company considers all unrestricted highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash. Restricted cash consists of investments in interest bearing certificates of deposit which are used as collateral for letters of credit securing insurance deposits. The carrying value of the investments approximates the current market value.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentrations of Credit Risk. Substantially all of the Company's contract drilling activities are conducted with major and independent oil and natural gas companies in the United States. Historically, the Company has not required collateral or other security for the related receivables from such customers. However, the Company has required certain customers to deposit funds in escrow prior to the commencement of drilling. Actions typically taken by the Company in the event of nonpayment include filing a lien on the customer's producing properties and filing suit against the customer.

Comprehensive Income. Comprehensive income includes all changes in a company's equity during the period that result from transactions and other economic events, other than transactions with its shareholders.

Recent Accounting Pronouncements. In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This Statement replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements of accounting for and reporting of a change in accounting principle. SFAS No. 154 requires, among other things, retrospective application of a voluntary change in accounting principle. Previously, voluntary changes in accounting principle were accounted for by including a one-time cumulative effect in the period of change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted this standard as of the effective date and there was no material impact on the consolidated financial statements as a result of this adoption.

In June 2006, the FASB issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition and is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48 and does not believe it will have a material adverse effect on the consolidated financial statements upon adoption.

In September 2006, the SEC released Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 provides guidance on how the effects of the carryover or reversal of prior year financial statement misstatements should be considered in quantifying a current year misstatement. Prior practice allowed the evaluation of materiality on the basis of either (1) the error quantified as the amount by which the current year income statement was misstated ("rollover method") or (2) the cumulative error quantified as the cumulative amount by which the current year balance sheet was misstated ("iron curtain method"). Reliance on either method in prior years could have resulted in misstatement of the financial statements. SAB No. 108 requires both methods to be used in evaluating materiality. Immaterial prior year errors may be corrected with the first filing of prior year financial statements after adoption. The cumulative effect of the correction would be reflected in the opening balance sheet with appropriate disclosure of the nature and amount of each individual error corrected in the cumulative adjustment, as well as a disclosure of the cause of the error and that the error had been deemed to be immaterial in the past. SAB No. 108 is effective for annual financial statements covering the first fiscal year ending after November 15, 2006. The Company adopted this bulletin as of December 31, 2006 and there was no impact on the consolidated financial statements.

Reclassification. Certain prior period balances have been reclassified to conform to the presentations in 2006.

(2) Acquisitions and Intangible Assets

On April 6, 2004, the Company acquired all of the outstanding capital stock and stock equivalents of New Patriot Drilling Corp. ("Patriot") by merger. The Company recorded all revenue and expenses since that date. Patriot had a fleet of ten drilling rigs and provided onshore contract land drilling services to the oil and natural gas industry in the Rocky Mountain region.

The aggregate purchase price for Patriot was $49.5 million, including $14.2 million in cash, $14.7 million in cash to retire the outstanding debt of Patriot and 4,610,480 shares of the Company's common stock valued at $20.6 million. The value of the common stock issued was determined based upon the average market price of the

Company's common stock over the five day period beginning two days before and ending two days after the signing of the agreement and plan of merger.

The purchase price was allocated among assets acquired and liabilities assumed based on their fair market value at the date of acquisition. The purchase price allocation is as follows (in thousands):

Current assets	$	3,992
Property and equipment		42,384
Intangible assets		3,200
Goodwill		10,377
Total assets acquired		59,953
Current liabilities		(4,490)
Deferred tax liabilities		(5,977)
Total liabilities assumed		(10,467)
Net assets acquired	$	49,486

Goodwill represents the excess of costs over the fair value of assets of the business acquired. None of the goodwill resulting from this acquisition is deductible for tax purposes. The intangible assets represent customer contracts and related relationships acquired and are being amortized over the useful life of three years. Amortization expenses related to these intangible assets was $1.1 million in each of the years ended December 31, 2006 and 2005, and $781,000 for the year ended December 31, 2004. Accumulated amortization was $2.9 million at December 31, 2006. Amortization expense remaining on these intangible assets is $285,000, all of which will be recognized during the first quarter of 2007. The net balance of these intangible assets was included in net other noncurrent assets on the consolidated balance sheets.

(3) Income Taxes

The Company and its U.S. subsidiaries file a consolidated federal income tax return. The components of the provision for income taxes consisted of the following (amounts in thousands):

	For the Years Ended December 31,		
	2006	2005	2004
Current			
Federal	$ 111,885	$ 10,260	$ 125
Foreign	-	107	75
State	11,229	1,350	-
	$ 123,114	$ 11,717	$ 200
Deferred			
Federal	$ 2,933	$ 56,937	$ 6,082
State	(1,647)	3,841	(106)
	$ 1,286	$ 60,778	$ 5,976

Deferred income taxes are determined based upon the difference between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes, and net operating loss and tax credit carryforwards. The tax effects of the Company's temporary differences and carryforwards are as follows (amounts in thousands):

	December 31,	
	2006	2005
Deferred tax assets		
Workers compensation accruals	$ 6,072	$ 6,717
Long-term incentive plans	4,062	74
Other	3,116	1,493
	$ 13,250	$ 8,284
Deferred tax liabilities		
Depreciation	127,565	121,313
Net deferred tax liability	$ 114,315	$ 113,029

No valuation allowance was recorded as of December 31, 2006 and 2005, respectively, as management believes that it is more likely than not that future earnings and reversal of deferred tax liabilities will be sufficient to permit the Company to realize its deferred tax assets.

The following summarizes the differences between the federal statutory tax rate of 35% (amounts in thousands):

	For the Years Ended December 31,		
	2006	2005	2004
Income tax expense at statutory rate	$ 120,523	$ 67,596	$ 4,989
Increase (decrease) in taxes resulting from:			
Permanent differences			
Section 199 "Manufacturing Deduction"	(3,418)	-	-
Basis differences in assets that were purchased in capital stock acquisitions	972	972	972
State taxes, net	5,950	3,131	(69)
Other	373	796	284
Income tax expense	$ 124,400	$ 72,495	$ 6,176

(4) Long-Term Debt

Long-term debt consists of the following (amounts in thousands):

	December 31, 2006	December 31, 2005
Contingent Convertible Senior Notes due May 2023	$ 150,000	$ 150,000
Floating Rate Contingent Convertible Senior Notes due April 2024	125,000	125,000
	$ 275,000	$ 275,000
Less current maturities	-	-
Long-term debt	$ 275,000	$ 275,000

3.75% Notes

The 3.75% Notes bear interest at 3.75% per annum and mature on May 7, 2023. The 3.75% Notes are convertible into shares of the Company's common stock, upon the occurrence of certain events, at a conversion price of $6.45 per share, which is equal to a conversion rate of approximately 155.0388 shares per $1,000 principal amount of the 3.75% Notes, subject to adjustment. The Company will pay contingent interest at a rate equal to 0.50% per annum during any six-month period, with the initial six-month period commencing May 7, 2008, if the average trading price of the 3.75% Notes per $1,000 principal amount for the five day trading period ending on the third day immediately preceding the first day of the applicable six-month period equals $1,200 or more. The 3.75% Notes are general unsecured senior obligations of the Company and are fully and unconditionally guaranteed, on a joint and several basis, by all domestic wholly-owned subsidiaries of the Company. Non-guarantor subsidiaries are immaterial. The 3.75% Notes and the guarantees rank equally with all of the Company's other senior unsecured debt, including the Floating Rate Notes. Fees and expenses of $4.0 million incurred at the time of issuance are being amortized through May 2013, the first date the holders may require the Company to repurchase the 3.75% Notes.

The Company may redeem some or all of the 3.75% Notes at any time on or after May 14, 2008, at a redemption price shown below, payable in cash, plus accrued but unpaid interest, including contingent interest, if any, to the date of redemption:

Period	Redemption Price
May 14, 2008 through May 6, 2009	101.88%
May 7, 2009 through May 6, 2010	101.50%
May 7, 2010 through May 6, 2011	101.13%
May 7, 2011 through May 6, 2012	100.75%
May 7, 2012 through May 6, 2013	100.38%
May 7, 2013 and thereafter	100.00%

Holders may require the Company to repurchase all or a portion of the 3.75% Notes on May 7, 2013 or May 7, 2018, and upon a change of control, as defined in the indenture governing the 3.75% Notes, at 100% of the principal amount of the 3.75% Notes, plus accrued but unpaid interest, including contingent interest, if any, to the date of repurchase, payable in cash.

The 3.75% Notes are convertible, at the holders' option, prior to the maturity date into shares of the Company's common stock under the following circumstances:

- during any calendar quarter, if the closing sale price per share of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 110% of the conversion price per share ($7.10 per share) on that 30th trading day;

- if the Company has called the 3.75% Notes for redemption;
- during any period that the credit ratings assigned to the 3.75% Notes by both Moody's and S&P are reduced below B1 and B+, respectively, or if neither rating agency is rating the 3.75% Notes;
- during the five trading day period immediately following any nine consecutive trading day period in which the average trading price per $1,000 principal amount of the 3.75% Notes for each day of such period was less than 95% of the product of the closing sale price per share of the Company's common stock on that day multiplied by the number of shares of common stock issuable upon conversion of $1,000 principal amount of the 3.75% Notes; or
- upon the occurrence of specified corporate transactions, including a change of control.

One of the triggering events permitting note holders to convert their 3.75% Notes into shares of the Company's common stock was met at various times during the years ended December 31, 2006 and 2005. That triggering event is: if, during any calendar quarter, the closing sale price per share of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 100% of the conversion price per share ($7.10 per share) on that 30th trading day, then the 3.75% Notes become convertible at the note holders' option. During the periods in which the 3.75% Notes were convertible, none of the note holders exercised their right to convert them into shares of the Company's common stock. In addition, as of December 31, 2006 and for the first quarter of 2007, the 3.75% Notes did not meet any of the criteria for convertibility.

Floating Rate Notes

On March 31, 2004, the Company issued $100.0 million aggregate principal amount of Floating Rate Notes in a private offering that yielded net proceeds of approximately $97.8 million. On April 27, 2004, one of the initial purchasers in the Company's private offering of the Floating Rate Notes exercised its option to purchase an additional $25.0 million aggregate principal amount of the Floating Rate Notes with the same terms. This yielded net proceeds of $24.4 million. The Floating Rate Notes bear interest at a per annum rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.05%. The per annum interest rate will never be less than zero or more than 6.00%. The average interest rate on the Floating Rate Notes was 5.07% and 3.27% for the years ended December 31, 2006 and 2005, respectively. The interest rate was 5.32% and 4.05% for the quarters ended December 31, 2006 and 2005, respectively. The Floating Rate Notes mature on April 1, 2024. The Floating Rate Notes are convertible into shares of the Company's common stock, upon the occurrence of certain events, at a conversion price of $6.51 per share, which is equal to a conversion rate of approximately 153.6098 shares per $1,000 principal amount of the Floating Rate Notes, subject to adjustment. The Floating Rate Notes are general unsecured senior obligations of the Company and are fully and unconditionally guaranteed, on a joint and several basis, by all domestic wholly-owned subsidiaries of the Company. Non-guarantor subsidiaries are immaterial. The Floating Rate Notes and the guarantees rank equally with all of the Company's other senior unsecured debt, currently the Company's 3.75% Notes. Fees and expenses of approximately $3.6 million incurred at the time of issuance are being amortized through April 1, 2014, the first date the holders may require the Company to repurchase the Floating Rate Notes.

The Company may redeem some or all of the Floating Rate Notes at any time on or after April 1, 2014, at a redemption price equal to 100% of the principal amount of the Floating Rate Notes, plus accrued but unpaid interest and liquidated damages, if any, to the date of repurchase, payable in cash. Holders may require the Company to repurchase all or a portion of the Floating Rate Notes on April 1, 2014 or April 1, 2019, and upon a change of control, as defined in the indenture governing the Floating Rate Notes, at 100% of the principal amount of the Floating Rate Notes, plus accrued but unpaid interest and liquidated damages, if any, to the date of repurchase, payable in cash.

The Floating Rate Notes are convertible, at the holders' option, prior to the maturity date into shares of the Company's common stock under the following circumstances:

- during any calendar quarter, if the closing sale price per share of the Company's common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 120% of the conversion price per share ($7.81 per share) on that 30th trading day;
- if the Company has called the Floating Rate Notes for redemption;
- during any period that the credit ratings assigned to the Company's 3.75% Notes by both Moody's Investors Service ("Moody's") and Standard & Poor's Ratings Group ("S&P") are reduced below B1 and B+, respectively, or if neither rating agency is rating the Company's 3.75% Notes;
- during the five trading day period immediately following any nine consecutive trading day period in which the average trading price per $1,000 principal amount of the Floating Rate Notes for each day of such period was less than 95% of the product of the closing sale price per share of the Company's common stock on that day multiplied by the number of shares of common stock issuable upon conversion of $1,000 principal amount of the Floating Rate Notes; or
- upon the occurrence of specified corporate transactions, including a change of control.

The Floating Rate Notes did not meet the criteria for conversion into common stock at any time during the years ended December 31, 2006 and 2005.

8⅞% Senior Notes due 2007

On March 31, 2004, $90.0 million of the net proceeds received from the issuance of the Floating Rate Notes was irrevocably deposited with the trustee for the 8⅞% Senior Notes due 2007 (the "8⅞% Notes") to redeem all outstanding notes at 102.9580%, plus accrued interest. On April 30, 2004, the cash deposited with the trustee was used to redeem the $85.0 million aggregate principal amount of the 8⅞% Notes. The redemption premium of $2.5 million is included in interest expense during the quarter ended March 31, 2004 and the remaining $1.1 million of deferred financing costs associated with the 8⅞% Notes was accelerated and amortized through the redemption date of April 30, 2004.

CIT Facility

The Company's subsidiary Grey Wolf Drilling Company L.P. has a $100.0 million credit facility with the CIT Group/Business Credit, Inc. (the "CIT Facility") which was amended in December 2004 and expires December 31, 2008. The CIT Facility provides the Company with the ability to borrow up to the lesser of $100.0 million or 50% of the Orderly Liquidation Value (as defined in the agreement) of certain drilling rig equipment located in the 48 contiguous states of the United States of America. The CIT Facility is a revolving facility with automatic renewals after expiration unless terminated by the lender on any subsequent anniversary date and then only upon 60 days prior notice. Periodic interest payments are due at a floating rate based upon the Company's debt service coverage ratio within a range of either LIBOR plus 1.75% to 3.50% or prime plus 0.25% to 1.50%. The CIT Facility provides up to $50.0 million available for letters of credit. The Company is required to pay a quarterly commitment fee of 0.375% to 0.50% per annum on the unused portion of the CIT Facility. Letters of credit accrue a fee of 1.25% per annum. The Company incurred $786,000, $760,000, and $610,000 for the years ended December 31, 2006, 2005, and 2004, respectively, related to these fees.

The CIT Facility contains affirmative and negative covenants and the Company is in compliance with these covenants. Substantially all of the Company's assets, including its drilling equipment, are pledged as collateral under the CIT Facility which is also guaranteed by the Company and certain of the Company's wholly-owned subsidiaries. The Company, however, retains the option, subject to a minimum appraisal value, under the CIT Facility to extract $75.0 million of the equipment out of the collateral pool in connection with the sale or exchange of such collateral or relocation of equipment outside the contiguous 48 states of the United States of America.

Among the various covenants that the Company must satisfy under the CIT Facility are the following two covenants (as defined in the CIT Facility) which apply whenever the Company's liquidity, defined as the sum of cash, cash equivalents and availability under the CIT Facility, falls below $35.0 million:

- 1 to 1 EBITDA coverage of debt service, tested monthly on a trailing 12 month basis; and
- minimum tangible net worth (as defined in the CIT Facility) at the end of each quarter will be at least the prior year tangible net worth less non-cash write-downs since the prior year-end and less fixed amounts for each quarter end for which the test is calculated.

At December 31, 2006, the Company's liquidity as defined above was $300.2 million. Additionally, if the total amount outstanding under the CIT Facility (including outstanding letters of credit) exceeds 50% of the Orderly Liquidation Value of the Company's domestic rigs, the Company is required to make a prepayment in the amount of the excess. Also, if the average rig utilization rate falls below 45% for two consecutive months, the lender will have the option to request one additional appraisal per year to aid in determining the current orderly liquidation value of the drilling equipment. Average rig utilization is defined as the total number of rigs owned which are operating under drilling contracts in the 48 contiguous states of the United States of America divided by the total number of rigs owned, excluding rigs not capable of working without substantial capital investment. Events of default under the CIT Facility include, in addition to non-payment of amounts due, misrepresentations and breach of loan covenants and certain other events including:

- default with respect to other indebtedness in excess of $350,000;
- legal judgments in excess of $350,000; or
- a change in control which means that the Company ceases to own 100% of its two principal subsidiaries, some person or group that has either acquired beneficial ownership of 30% or more of the Company or obtained the power to elect a majority of the Company's board of directors, or the Company's board of directors ceases to consist of a majority of "continuing directors" (as defined by the CIT Facility).

The CIT Facility allows the Company to repurchase shares of its common stock, pay dividends to its shareholders, and make prepayments on the 3.75% Notes and the Floating Rate Notes. However, all of the following conditions must be met to enable the Company to make payments for any of the above-mentioned reasons: (i) payments may not exceed $150.0 million in the aggregate, (ii) no Default or Event of Default shall exist at the time of any such payments, (iii) at least $35.0 million of Availability (availability under the CIT Facility plus cash on hand) exists immediately after any such payments, and (iv) the Company must provide CIT Group/Business Credit, Inc. three Business Days prior written notice of any such payments. Capitalized terms used in the preceding sentence but not defined herein are defined in the CIT Facility.

The Company currently has no outstanding balance under the CIT Facility and had $29.6 million of undrawn, standby letters of credit at December 31, 2006. These standby letters of credit are for the benefit of various insurance companies as collateral for premiums and losses which may become payable under the terms of the underlying insurance contracts. Outstanding letters of credit reduce the amount available for borrowing under the CIT Facility.

(5) Capital Stock and Stock Option Plans

On September 21, 1998, the Company adopted a Shareholder Rights Plan (the "Plan") in which rights to purchase shares of Junior Preferred stock will be distributed as a dividend at the rate of one Right for each share of common stock.

Each Right will entitle holders of the Company's common stock to buy one-one thousandth of a share of Grey Wolf's Series B Junior Participating Preferred stock at an exercise price of $11. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of Grey Wolf's common stock or announces a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of Grey Wolf's common stock. Furthermore, if any person becomes the beneficial owner of 15% or more of Grey Wolf's common stock, each Right not owned by such person or related parties will enable its holder to purchase, at the Right's then-current exercise price, shares of common stock of the Company having a value of twice the Right's exercise price. The Company will generally be entitled to redeem the Rights at $.001 per Right at any time until the 10th day following public announcement that a 15% position has been acquired.

The 2003 Incentive Plan (the "2003 Plan") was approved by shareholders in May 2003. The 2003 Plan authorizes the grant of the following equity-based awards:

- incentive stock options;
- non-statutory stock options;
- restricted shares; and
- other stock-based and cash awards.

The 2003 Plan replaced the Company's 1996 Employee Stock Option Plan (the "1996 Plan"), but all outstanding options previously granted continue to be exercisable subject to the terms and conditions of such grants. The 1996 Plan allowed for grants of non-statutory options to purchase shares of the Company's common stock, but no further grants of common stock will be made under the 1996 Plan. The 2003 Plan reserves a maximum of 17.0 million shares of the Company's common stock underlying all equity-based awards, but is reduced by the number of shares subject to previous grants under the 1996 Plan. At December 31, 2006, there were 3.8 million shares of common stock available for grant under the 2003 Plan until March 2013. Prior to 2003, the Company also granted options under stock option agreements with its directors that are outside of the 1996 Plan and the 2003 Plan. At December 31, 2006, these individuals had options outstanding to purchase an aggregate of 700,500 shares of common stock.

The exercise price of stock options approximates the fair market value of the stock at the time the option is granted. A portion of the outstanding options became exercisable upon issuance and the remaining become exercisable in varying increments over three to five-year periods. The options expire on the tenth anniversary of the date of grant.

Shares of restricted stock entitle the holder to one vote per share and are only restricted due to vesting conditions. Restricted shares vest in varying increments over three to five-year periods.

(6) Segment Information

The Company manages its business as one reportable segment. Although the Company provides contract drilling services in several markets, these operations have been aggregated into one reportable segment based on the similarity of economic characteristics among all markets including the nature of the services provided and the type of customers of such services.

(7) Related-Party Transactions

The Company performed contract drilling services for affiliates of one of the Company's directors. Total revenues recognized from these affiliates during 2006, 2005 and 2004 were $41.5 million, $18.2 million, and $4.7 million, respectively. These affiliates had accounts receivable balances with the Company of $10.7 million and $6.3 million at December 31, 2006 and 2005, respectively.

(8) Commitments and Contingencies

Operating Leases

The Company occupies various facilities and leases certain equipment under various lease agreements. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to December 31, 2006 are as follows:

Year	Amount
2007	$ 757,000
2008	647,000
2009	594,000
2010	570,000
2011	48,000
	$ 2,616,000

Lease expense under operating leases for 2006, 2005 and 2004 was approximately $846,000, $931,000, and $774,000, respectively.

New Rig Purchases

The Company has agreed to purchase four new 1,500 horsepower rigs in 2007 with remaining payments of $47.0 million.

Contingencies

The Company is involved in litigation incidental to the conduct of its business, none of which management believes is, individually or in the aggregate, material to the Company's consolidated financial condition or results of operations.

(9) Employee Benefit Plan

The Company has a defined contribution employee benefit plan covering substantially all of its employees. The Company matches 100% of the first 3% of individual employee contributions and 50% of the next 3% of individual employee contributions. Employer matching contributions under the plan totaled $1.7 million, $1.4 million, and $1.1 million for the years ended December 31, 2006, 2005 and 2004, respectively. Upon reaching the service requirements to join the plan, participants immediately vest in employer matching contributions.

(10) Concentrations

There were no customers representing greater than 10% of the Company's revenue for the years ended December 31, 2006, 2005 and 2004, respectively.

(11) Insurance Recoveries

The Company maintains insurance coverage to protect against certain hazards inherent in contract drilling operations. During the first quarter of 2006, the Company experienced a fire on one of its 2,000 horsepower diesel electric rigs, which was drilling under a daywork contract in South Louisiana. The fire resulted in a total loss of the rig and one of the Company's top drives which was being used on this rig. The Company filed a claim with its insurance carriers to recoup this loss. The net book value of the rig and top drive was $6.9 million at the time of the loss. The Company recorded a gain of $4.2 million in the second quarter of 2006 resulting from the insurance proceeds. During the third quarter of 2006, the Company encountered difficulties on a well being drilled under one of the turnkey contracts. The cost associated with the difficulties is covered by the Company's insurance subject to a deductible of $1.4 million. The costs incurred through December 31, 2006 totaled approximately $7.0 million. As a result, the Company recorded a $5.6 million insurance receivable for costs incurred in excess of the deductible at December 31, 2006.

(12) Asset Sales

During 2006, the Company sold five of its rigs formerly held for refurbishment and certain of its spare equipment in separate transactions. The Company received $21.1 million in cash in exchange for the five rigs and spare equipment, which resulted in a gain of $10.8 million during the year ended December 31, 2006. The Company also recorded other gains on sales of vehicles and equipment which are included on the consolidated statements of operations.

(13) Treasury Stock

On May 25, 2006, the Company announced that its Board of Directors approved a plan authorizing the repurchase of up to $100.0 million of Grey Wolf common stock in open market or in privately negotiated block-trade transactions. The number of shares purchased and the timing of purchases is based on several factors, including the price of common stock, general market conditions, available cash and alternate investment opportunities. The stock repurchase program is subject to termination prior to completion. For the year ended December 31, 2006 the Company repurchased 9.3 million shares at a total price of $65.1 million. During the first quarter 2007 to February 27, 2007, the Company repurchased approximately 1.2 million additional shares of common stock at a total cost of $8.0 million.

(14) Quarterly Financial Data (unaudited)

Summarized quarterly financial data for the years ended December 31, 2006, 2005 and 2004 are set forth below (amounts in thousands, except per share amounts).

	Quarter Ended			
	March 2006	June 2006	September 2006	December 2006
Contract drilling revenues	$ 222,879	$ 239,590	$ 242,728	$ 240,330
Operating income	87,069	90,425	87,041	81,944
Income before income taxes	85,916	90,123	86,726	81,586
Net income	54,249	57,915	55,262	52,525
Net income per common share				
– basic	$ 0.28	$ 0.30	$ 0.29	$ 0.28
– diluted	$ 0.24	$ 0.25	$ 0.25	$ 0.24

	Quarter Ended			
	March 2005	June 2005	September 2005	December 2005
Contract drilling revenues	$ 149,992	$ 161,315	$ 181,523	$ 204,149
Operating income	38,851	46,150	52,541	63,381
Income before income taxes	36,684	44,053	50,661	61,734
Net income	23,044	27,633	31,779	38,181
Net income per common share				
– basic	$ 0.12	$ 0.14	$ 0.17	$ 0.20
– diluted	$ 0.10	$ 0.12	$ 0.14	$ 0.17

	Quarter Ended			
	March 2004	June 2004	September 2004	December 2004
Contract drilling revenues	$ 75,200	$ 103,750	$ 116,290	$ 129,394
Operating income (loss)	(3,438)	1,990	11,199	18,485
Income (loss) before income taxes	(9,438)	(1,748)	9,173	16,267
Net income (loss)	(6,431)	(1,482)	5,462	10,529
Net income (loss) per common share				
-- basic	$ (0.04)	$ (0.01)	$ 0.03	$ 0.06
-- diluted	$ (0.04)	$ (0.01)	$ 0.03	$ 0.05

Schedule II

GREY WOLF, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
(IN THOUSANDS)

	Balance at Beginning of Period	Additions Charged to Bad Debt Allowance	Deductions From Bad Debt Allowance	Balance at End of Period
Year ended December 31, 2004				
Allowance for doubtful accounts receivable	$ 2,443	$ -	$ (19)	$ 2,424
Year Ended December 31, 2005				
Allowance for doubtful accounts receivable	$ 2,424	$ 250	$ -	$ 2,674
Year ended December 31, 2006				
Allowance for doubtful accounts receivable	$ 2,674	$ 495	$ -	$ 3,169

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006, under the supervision and with participation of management, including the Chief Executive Officer and Chief Financial Officer. Our disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Securities Exchange Act is accumulated and communicates to the issuer's management including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective.

Management's Report on Internal Control Over Financial Reporting

This report is included in Item 8 on page 35 of this report and is incorporated herein by reference.

Changes in Internal Controls

There have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item as to our directors and executive officers is hereby incorporated by reference to such information appearing under the captions "Directors" and "Executive Officers" in our definitive proxy statement for our 2007 Annual Meeting of Shareholders and is to be filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934 within 120 days of the end of our fiscal year on December 31, 2006.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item as to the compensation of our management is hereby incorporated by reference to such information appearing under the caption "Executive Compensation" in our definitive proxy statement for our 2007 Annual Meeting of Shareholders and is to be filed with the Commission pursuant to the Securities Exchange Act of 1934 within 120 days of the end of our fiscal year on December 31, 2006.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item as to the ownership by our management and others of our securities is hereby incorporated by reference to such information appearing under the caption "Nominees for Director", "Ownership by Management and Certain Shareholders" and "Executive Compensation Plans" in our definitive proxy statement for our 2007 Annual Meeting of Shareholders and is to be filed with the Commission pursuant to the Securities Exchange Act of 1934 within 120 days of the end of our fiscal year on December 31, 2006.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item as to certain business relationships and transactions with our management and other parties related to us is hereby incorporated by reference to such information appearing under the caption "Certain Transactions" in our definitive proxy statement for our 2007 Annual Meeting of Shareholders and is to be filed with the Commission pursuant to the Securities Exchange Act of 1934 within 120 days of the end of our fiscal year on December 31, 2006.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item as to accounting fees and services is hereby incorporated by reference to such information appearing under the caption "Registered Public Accountants" in our definitive proxy statement for our 2007 Annual Meeting of Shareholders and is to be filed with the Commission pursuant to the Securities Exchange Act of 1934 within 120 days of the end of our fiscal year on December 31, 2006.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. and 2. Financial Statements and Schedule

The consolidated financial statements and supplemental schedule of Grey Wolf, Inc. and Subsidiaries are included in Part II, Item 8 and are listed in the Index to Consolidated Financial Statements and Financial Statement Schedule therein.

3. Exhibits

Exhibit No.		Documents
2.1	--	Agreement and Plan of Merger between Grey Wolf, Inc. and New Patriot Drilling Corp. dated March 5, 2004 (incorporated by reference to Exhibit 99 to Grey Wolf's Form 8-K dated March 8, 2004.
3.1	--	Articles of Incorporation of Grey Wolf, Inc., as amended (incorporated herein by reference to Exhibit 3.1 to Form 10-Q dated May 12, 1999).
3.2	--	By-Laws of Grey Wolf, Inc., as amended (incorporated herein by reference to Exhibit 99.1 to Form 8-K dated March 23, 1999).
4.1	--	Rights Agreement dated as of September 21, 1998 by and between the Company and American Stock Transfer and Trust Company as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Form 8-K filed September 22, 1998).
4.2	--	Indenture, dated as of May 7, 2003, relating to the 3.75% Contingent Convertible Senior Notes due 2023 between the Company, the Guarantors, and JPMorgan Chase Bank, a New York Banking Corporation, as Trustee (incorporated herein by reference to Exhibit 4.2 to the Company's Registration Statement on Form S-3 No. 333-106997 filed July 14, 2003).
4.3	--	Supplemental Indenture, dated as of May 22, 2003, relating to the 3.75% Contingent Convertible Senior Notes due 2023 between the Company, the Guarantors, and JPMorgan Chase Bank, a New York Banking Corporation, as Trustee (incorporated herein by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-3 No. 333-106997 filed July 14, 2003).
4.4	--	Indenture, dated as of March 31, 2004, relating to the Floating Rate Contingent Convertible Senior Notes Due 2024 between the Company, the Guarantors, and J.P. Morgan Chase Bank, a New York banking corporation, as Trustee (incorporated by reference to Exhibit 4.1 to Form 10-Q dated May 5, 2004).
4.5	--	Registration Rights Agreement as of March 31, 2004 by and between Grey Wolf, Inc., the Guarantors, and the Initial Purchasers of the Floating Rate Contingent Convertible Senior Notes due 2024 (incorporated by reference to Exhibit 4.2 to the Quarterly Report on Form 10-Q filed May 5, 2004).
4.6	--	Second Supplemental Indenture, dated as of March 31, 2004, relating to the 3.75% Contingent Convertible Senior Notes due 2023 between the Company, the Guarantors, and JP Morgan Chase Bank, a New York Banking Corporation, as Trustee (incorporated by reference to Exhibit 4.3 to the Quarterly Report on Form 10-Q filed May 5, 2004).
+10.1	--	Form of Non-Qualified Stock Option Agreement dated September 3, 1996, by and between the Company and Thomas P. Richards (incorporated herein by reference to Exhibit 10.2 to Registration Statement on Form S-3 No. 333-14783 filed October 24, 1996).

+10.2	--	DI Industries, Inc. 1996 Employee Stock Option Plan (incorporated herein by reference to Grey Wolf, Inc. 1996 Annual Meeting of Shareholders definitive proxy materials filed August 2, 1996).
+10.3	--	Grey Wolf Inc. Amendment to 1996 Employee Stock Option Plan (incorporated herein by reference to Exhibit 4.3 to Grey Wolf, Inc.'s Registration Statement on Form S-8 No. 333-41334 filed July 13, 2000).
+10.4	--	Grey Wolf, Inc. Second Amendment to 1996 Employee Stock Option Plan dated May 14, 2002 (incorporated herein by reference to Exhibit 4.6 to Grey Wolf, Inc. Registration Statement on Form S-8 No. 333-90888 filed June 21, 2002).
+10.5	--	Form of Non-Qualified Stock Option Agreement dated February 10, 1998, by and between the Company and David W. Wehlmann (incorporated herein by reference to Exhibit 10.35 to the Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 1997, filed March 30, 1998).
+10.6	--	Non-Qualified Stock Option Agreement dated January 16, 1999, by and between the Company and Edward S. Jacob, III. (incorporated herein by reference to Exhibit 10.33 to the Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 1999, filed March 7, 2000).
+10.7	--	Form of Amendment to Non-Qualified Stock Option Agreements dated November 13, 2001, by and between the Company and Thomas P. Richards (incorporated herein by reference to Exhibit 10.13 to the Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed March 15, 2002).
+10.8	--	Form of Amendment to Non-Qualified Stock Option Agreement dated November 13, 2001, by and among the Company (f.k.a. DI Industries, Inc.), Thomas P. Richards and Richards Brothers Interests, L.P (incorporated herein by reference to Exhibit 10.14 to the Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed March 15, 2002).
+10.9	--	Form of Amendment to Non-Qualified Stock Option Agreements dated November 13, 2001, by and between the Company and each of David W. Wehlmann, Edward S. Jacob III, Gary D. Lee, Ronnie E. McBride, Kent D. Cauley, and Donald J. Guedry, Jr. (incorporated herein by reference Exhibit 10.15 to the to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed March 15, 2002).
+10.10	--	Grey Wolf, Inc. Executive Severance Plan effective November 15, 2001 (incorporated herein by reference to Exhibit 10.16 to the Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed March 15, 2002).
+10.11	--	Amended and Restated Employment Agreement dated November 13, 2001, by and between the Company and Thomas P. Richards (incorporated herein by reference to Exhibit 10.17 to the Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed March 15, 2002).
+10.12	--	Amended and Restated Employment Agreement dated November 13, 2001, by and between the Company and David W. Wehlmann (incorporated herein by reference to Exhibit 10.18 to the Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed March 15, 2002).
+10.13	--	Amended and Restated Employment Agreement dated November 13, 2001, by and between the Company and Edward S. Jacob III (incorporated herein by reference to Exhibit 10.19 of the Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed March 15, 2002).
+10.14	--	Employment Agreement effective December 28, 2005 by and between Robert J. Proffit (incorporated by reference to Exhibit 10.1 of the Grey Wolf, Inc. Current Report on Form 8-K filed December 28, 2005).

+10.15	--	Form of Non-Qualified Stock Option Agreement dated as of February 13, 2002, by and between the Company and each of Frank M. Brown, William T. Donovan, James K.B. Nelson, Robert E. Rose, Steven A. Webster, and William R. Ziegler (incorporated herein by reference to Exhibit 10.22 of the Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed March 15, 2002).
+10.16	--	Grey Wolf, Inc. 2003 Incentive Plan (incorporated herein by reference to Appendix A to the Grey Wolf, Inc. 2003 Annual Meeting of Shareholders definitive proxy materials filed March 28, 2003).
+10.17	--	Form of Non-Qualified Stock Option Agreement under the Grey Wolf, Inc. 2003 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Grey Wolf, Inc. Current Report on Form 8-K filed February 22, 2005).
+10.18	--	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.2 to the Grey Wolf, Inc. current Report on Form 8-K filed February 22, 2005).
+10.19	--	Form of Stock Option Agreement under the 2003 Incentive Plan for Thomas P. Richards (incorporated by reference to Exhibit 10.1 to Grey Wolf, Inc. Current Report on Form 8-K filed February 21, 2006.)
+10.20	--	Form of Restricted Stock Agreement under the 2003 Incentive Plan for Thomas P. Richards (incorporated by reference to Exhibit 10.2 to Grey Wolf, Inc. Current Report on Form 8-K filed February 21, 2006.)
+10.21	--	Form of Stock Option Agreement under the 2003 Incentive Plan for the other executive officers (incorporated by reference to Exhibit 10.3 to Grey Wolf, Inc. Current Report on Form 8-K filed February 21, 2006.)
+10.22	--	Form of Restricted Stock Agreement under the 2003 Incentive Plan for other executive officers (incorporated by reference to Exhibit 10.4 to Grey Wolf, Inc. Current Report on Form 8-K filed February 21, 2006).
+10.23	--	Form of Restricted Stock Agreement for Thomas P. Richards under the Retention Plan (incorporated by reference to Exhibit 10.5 to Grey Wolf, Inc. Current Report on Form 8-K filed February 21, 2006).
+10.24	--	Form of Restricted Stock Agreement for other executive officers under the Retention Plan (incorporated by reference to Exhibit 10.6 to Grey Wolf, Inc. Current Report on Form 8-K filed February 21, 2006).
+10.25	--	Form of Restricted Stock Agreement for non-employee directors (incorporated by reference to Exhibit 10.7 to Grey Wolf, Inc. Current Report on Form 8-K filed February 21, 2006).
+10.26	--	Anticipated compensation of officers and directors for 2007 (incorporated by reference to Grey Wolf, Inc. Current Report on Form 8-K filed February 16, 2007).
10.27	--	Revolving Credit Agreement dated as of January 14, 1999 among Grey Wolf Drilling Company LP (as borrower), Grey Wolf, Inc. (as guarantor), The CIT Group/Business Credit, Inc. (as agent) and various financial institutions (as lenders) (incorporated herein by reference to Exhibit 10.1 to Grey Wolf, Inc. current report on Form 8-K dated January 26, 1999).
10.28	--	First Amendment to Loan Agreement dated as of December 20, 2001, by and among Grey Wolf Drilling Company, LP (as borrower) and Grey Wolf, Inc. (as guarantor) and the CIT Group/Business Credit, Inc. (as agent) and various financial institutions (as lenders) (incorporated herein by reference to Exhibit 10.11 to Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2001, filed March 14, 2002).
10.29	--	Second Amendment to Loan Agreement dated as of February 7, 2003 by and among Grey Wolf Drilling Company L.P. (as borrower), Grey Wolf, Inc. and various subsidiaries (as guarantors) and the CIT Group/Business Credit, Inc. and various financial institutions (as lenders) (incorporated herein by reference to Exhibit 10.24 to the Grey Wolf, Inc. Annual Report on Form 10-K for the year ended December 31, 2002, filed March 16, 2003).

10.30	--	Third Amendment to Loan Agreement as of May 1, 2003, by and among Grey Wolf Drilling Company, L.P. (as borrower), Grey Wolf, Inc. and various subsidiaries (as guarantors) and the CIT Group/Business Credit, Inc. and various financial institutions (as lenders) (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed May 5, 2004).
10.31	--	Fourth Amendment to Loan Agreement as of March 31, 2004, by and among Grey Wolf Drilling Company L.P. (as borrower), Grey Wolf, Inc. and various subsidiaries (as guarantors) and the CIT Group/Business Credit, Inc. and various financial institutions (as lenders) (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q filed May 5, 2004).
10.32	--	Fifth Amendment to the Loan Agreement dated December 31, 2004 by and among Grey Wolf Drilling Company, L.P. (as borrower,) Grey Wolf, Inc and various subsidiaries (as guarantor) and the CIT Business Credit, Inc. (as agent) and various financial institutions (as lenders) (incorporated by reference to Exhibit 10.6 of the Grey Wolf, Inc. Current Report on Form 8-K filed January 5, 2005).
10.33	--	Sixth Amendment to the Loan Agreement dated September 13, 2005 by and between Grey Wolf Drilling Company, L.P. (as borrower,) Grey Wolf Inc. and various subsidiaries (as guarantor) and the CIT Business Credit, inc. (as agent) and various financial institutions (as lenders) (incorporated by reference to Exhibit 10.7 of the Grey Wolf, Inc. Current Report on Form 8-K filed September 14, 2005).
21.1	--	List of Subsidiaries of Grey Wolf, Inc.
*23.1	--	Consent of Independent Registered Public Accounting Firm, KPMG LLP
*31.1	--	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).
*31.2	--	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).
**32.1	--	Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of Thomas P. Richards, Chairman, President and Chief Executive Officer and David W. Wehlmann, Executive Vice President and Chief Financial Officer.

+ Management contract, compensation plan or arrangement

* Filed herewith

** Furnished, not filed, pursuant to Item 101(b) (32) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 27th day of February, 2007.

Grey Wolf, Inc.

By: /s/ David W. Wehlmann
David W. Wehlmann, Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures and Capacities		Date
By:	/s/ Thomas P. Richards Thomas P. Richards, Chairman, President and Chief Executive Officer (Principal Executive Officer)	February 27, 2007
By:	/s/ David W. Wehlmann David W. Wehlmann, Executive Vice President and Chief Financial Officer	February 27, 2007
By:	/s/ Kent D. Cauley Kent D. Cauley, Vice President and Controller	February 27, 2007
By:	/s/ William R. Ziegler William R. Ziegler, Director	February 27, 2007
By:	/s/ Frank M. Brown Frank M. Brown, Director	February 27, 2007
By:	/s/ William T. Donovan William T. Donovan, Director	February 27, 2007
By:	/s/ Robert E. Rose Robert E. Rose, Director	February 27, 2007
By:	/s/ Trevor M. Turbidy Trevor M. Turbidy, Director	February 27, 2007
By:	/s/ Steven A. Webster Steven A. Webster, Director	February 27, 2007


RECEIVED
MAY 14 2007
210
SECTION
WASH, DC

GREY WOLF, INC.

10370 Richmond Avenue, Suite 600
Houston, Texas 77042

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held May 15, 2007

Notice is hereby given that the annual meeting of shareholders of Grey Wolf, Inc., a Texas corporation (the "Company"), will be held at the Marriott Houston Westchase, 2900 Briarpark Drive, Houston, Texas 77042 on Tuesday, May 15, 2007, at 9:00 a.m., for the following purposes:

1. To elect two nominees to Class II of the Board of Directors;
2. To consider and approve amendments to the Company's 2003 Incentive Plan to, (i) increase the amount of shares available for grant under the plan and (ii) prohibit repricing without shareholder approval;
3. To consider and approve an amendment to the Company's Articles of Incorporation to increase the amount of authorized shares; and
4. To consider and act upon such other business as may properly be presented at the annual meeting or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on April 3, 2007, as the record date for determination of shareholders entitled to notice of and to vote at the annual meeting and any adjournments or postponements thereof. A list of shareholders will be available commencing **May 4, 2007**, and may be inspected during normal business hours prior to the annual meeting at the offices of the Company, 10370 Richmond Avenue, Suite 600, Houston, Texas 77042.

Your vote is important. Whether or not you plan to attend the annual meeting in person, we request that you sign, date and return the enclosed proxy card promptly in the enclosed stamped envelope. The prompt return of proxies will ensure a quorum and save the Company the expense of further solicitation.

By Order of the Board of Directors,

David W. Wehlmann

DAVID W. WEHLMANN,
Secretary

April 4, 2007

GREY WOLF, INC.

10370 Richmond Avenue, Suite 600
Houston, Texas 77042

PROXY STATEMENT

This proxy statement, the accompanying Notice of Meeting of Shareholders and the enclosed proxy card are first being mailed to the shareholders of Grey Wolf, Inc., a Texas corporation (the "Company"), commencing on or about April 10, 2007. The board of directors of the Company (the "Board of Directors" or the "Board") is soliciting proxies to be voted at the annual meeting of shareholders to be held at the Marriott Houston Westchase, 2900 Briarpark, Houston, Texas 77042 on Tuesday, May 15, 2007, at 9:00 a.m., Houston, Texas time and at any adjournments or postponements thereof (the "Meeting"), for the purposes set forth in the accompanying notice.

Proxies will be voted in accordance with the directions specified thereon and otherwise in the discretion of the persons designated as proxies on other matters properly brought before the Meeting. Any proxy on which no direction is specified will be voted **"FOR"** the election of the nominees named herein to Class II of the Board of Directors, **"FOR"** Proposal 2 and **"FOR"** Proposal 3.

A shareholder of record may revoke a proxy by:

- delivering to the Company written notice of revocation;
- delivering to the Company a signed proxy of a later date; or
- appearing at the Meeting and voting in person.

Individuals who hold shares of the Company's common stock, par value $.10 per share (the "Common Stock"), in a stock brokerage account or by a bank or other holder of record, are considered the beneficial owner of shares held in street name. Beneficial owners of Common Stock may submit new voting instructions by contacting their bank, broker or other holder of record or may obtain a legal proxy from their bank, broker or other holder of record and vote at the Meeting.

Votes will be tabulated and the results will be certified by election inspectors who are required to resolve impartially any interpretive questions as to the conduct of the vote.

VOTING AT MEETING

The Board of Directors selected April 3, 2007 as the record date (the "Record Date") for determining shareholders entitled to vote at the Meeting. On the Record Date there were 184,859,712 shares of Common Stock outstanding and entitled to vote. Each share of Common Stock entitles the holder to one vote on all matters presented at the Meeting. Holders of a majority of the outstanding shares of Common Stock must be present, in person or by proxy, to constitute a quorum for the transaction of business.

If a quorum is not obtained, the Meeting may be adjourned for the purpose of obtaining additional proxies or votes or for any other purpose, and, at any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Meeting (except for any proxies which have been revoked).

The nominees for election as Class II Directors will be elected by the affirmative vote of a plurality of votes cast at the Meeting for the election of directors. Proxies that are marked "abstain" and proxies relating to "street name" shares that are returned to the Company but marked by brokers as "not voted" ("broker non-votes") will be treated as present for purposes of determining whether a quorum is present, but will have no effect on the election of directors.

Approval of the amendments to the 2003 Incentive Plan will be decided by the affirmative vote of a majority of the votes cast by holders of Common Stock entitled to vote. Accordingly, abstentions will have the same legal effect as a vote against the approval of the amendments to the 2003 Incentive Plan. Broker non-votes will have no effect on the outcome of the approval of the amendment to the 2003 Incentive Plan.

Approval of the amendment to the Company's Articles of Incorporation will be decided by the affirmative vote of the holders of a majority of the outstanding shares of Common Stock. Accordingly, abstentions and broker non-votes will have the same legal effect as a vote against the amendment to the Company's articles of incorporation.

If a quorum is not obtained, the Meeting may be adjourned for the purposes of obtaining additional proxies or votes or for any other purpose, and at any subsequent reconvening of the meeting, all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the Meeting (except for any proxies which have been revoked.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Company's bylaws, (the "Bylaws"), provide for the classification of the Board of Directors into three classes, as nearly equal in number as possible, with the term of office for each class expiring on the date of the third annual shareholders' meeting for the election of directors following the most recent election of directors for that class.

General Information

The term of office of the Company's Class II Directors, Robert E. Rose, and Trevor Turbidy will expire at this year's meeting. Upon recommendation of the Corporate Governance and Nominating Committee the Board of Directors at its meeting on February 12, 2007 nominated Messrs. Rose and Turbidy for re-election as Class II Directors at the Meeting. If elected, each of Messrs. Rose and Turbidy will hold office until the Company's annual meeting in 2010 and until their successors are elected and qualified.

The persons named as proxies in the enclosed proxy have been designated by the Board of Directors and, unless otherwise directed, intend to vote for the election of the nominees. If any nominee should become unavailable for election, the shares will be voted for such substitute nominee as may be proposed by the Board of Directors. No circumstances are now known, however, that would prevent any of the nominees from serving. Set forth below under "Class III Directors" and "Class I Directors" are the names of the other directors of the Company currently in office. Class III Directors will continue to serve until the Company's annual meeting of shareholders in 2008 and Class I Directors will continue to serve until the Company's annual meeting of shareholders in 2009.

The Board of Directors recommends that shareholders vote FOR each of the nominees to Class II of the Company's Board of Directors.

Set forth below is certain information (ages as of April 3, 2007) regarding each nominee for election to Class II of the Board of Directors and each director of the Company.

CLASS II NOMINEES

Name and Biography	Age	Director Since
Robert E. Rose has been a director of the Company since May 2001. He serves as Chairman of GlobalSantaFe Corporation, an international offshore drilling contractor. Mr. Rose has served in this capacity since November 2001 and served as President, Chief Executive Officer and a director of Global Marine Inc. since May 1998. Prior to that, Mr. Rose was President, Chief Executive Officer and director of Diamond Offshore. He serves on the board of the Department of Energy's National Petroleum Council, and is a member of the board of directors of the American Bureau of Shipping, the American Petroleum Institute, the National Ocean Industries Association (Chairman - 1998) and the International Association of Drilling Contractors (Chairman - 1994).	68	2001
Trevor Turbidy has been a director of the Company since December 2005. Mr. Turbidy currently serves as President and Chief Executive Officer of Trico Marine Services, Inc. ("Trico"), a marine support and transportation company. From August 2003 until August 2005, he served as Vice President and Chief Financial Officer of Trico. From November 2000 until May 2002, Mr. Turbidy served as a Director in the Investment Banking Department of Credit Suisse First Boston. From 1991 until November 2000, Mr. Turbidy held various positions in the Investment Banking Department of Donaldson, Lufkin & Jenrette.	39	2005

CLASS III DIRECTORS

Name and Biography	Age	Director Since
Steven A. Webster has been a director of the Company since August 1996. He currently serves as Co-Managing Partner of Avista Capital Holdings, L.P., a private equity firm focused on investments in the energy, media and healthcare sectors. Mr. Webster served as Chairman of Global Energy Partners, an affiliate of the Alternative Capital Division of Credit Suisse First Boston, which made private equity investments in the energy industry. He serves as a director of: Camden Property Trust, a real estate investment trust; Hercules Offshore, Inc., a marine oil and gas drilling and liftboat contractor; Geokinetics, Inc. ("Geokinetics"), a geophysical services provider; and Seacor Holdings, Inc., a provider of marine based energy and other services. Mr. Webster serves as Chairman of: Carrizo Oil & Gas, Inc., an oil and gas exploration company; and Basic Energy Services, well service provider. Mr. Webster also serves as a director of other privately-held companies. He was the President and Chief Executive Officer of R&B Falcon Corporation, a marine oil and gas drilling contractor from 1998 until 1999. He was the Chairman and Chief Executive Officer of Falcon Drilling Company, Inc., a marine oil and gas drilling contractor from 1988 until 1997.	55	1996
William R. Ziegler has been a director of the Company since August 1996 and is currently Vice Chairman of the Board of Directors. He has been of counsel to the law firm of Satterlee Stephens Burke & Burke LLP since January 2001. Prior to that time he was a partner in that law firm and predecessor firms for over five years. Mr. Ziegler is a director of Geokinetics and Flotek Industries, Inc., an oil services equipment supplier.	64	1996

CLASS I DIRECTORS

Name and Biography	Age	Director Since
Frank M. Brown has been a director of the Company since May 2000. From January 2006, Mr. Brown has been a private consultant in the Alaskan oil and gas industry. From September 2000, Mr. Brown has served as President of Fairweather International, Inc. He served as Senior Vice President of ARCO Alaska, Inc. from 1994 until his retirement in 1999. Prior to that, Mr. Brown was President of ARCO Long Beach Company from 1992 to 1994 and served as President of THUMS Long Beach Company ("THUMS") from 1990 to 1992. Mr. Brown was employed for 29 years by ARCO and related companies, all of which were engaged in the exploration and production of oil and gas. He served as Co-Chairman of the Alaska Highway Natural Gas Policy Council from 2001-2002.	62	2000
William T. Donovan has been a director of the Company since June 1997. Since April 2006, Mr. Donovan has served as Chairman of the Board of Rockland Industrial Holdings, LLC, a Wisconsin entity engaged in manufacturing wood flooring products for the truck trailer and domestic container industries. From 1997 to 2005, Mr. Donovan served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation, which engaged in various operating and investment activities and as a director of various private industrial companies. Mr. Donovan previously served as President, Chief Financial Officer, and was a director, of Christiana Companies, Inc., prior to its merger with Weatherford International, Inc. in February 1999. From 1980 to 1998, Mr. Donovan was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 until 1980, where he specialized in merger and acquisition financing.	55	1997
Thomas P. Richards has been a director of the Company since March 1998 and has been Chairman of the Board since November 1998. Mr. Richards joined the Company in September 1996 as President and Chief Executive Officer. Mr. Richards was with Diamond Offshore from September 1990 until September 1996. He started as Senior Vice President of Diamond M Onshore, Inc. ("Diamond M"), a subsidiary of Diamond M Corporation in 1990 and was serving as Senior Vice President of Worldwide Operations when he left Diamond Offshore Drilling, Inc. ("Diamond Offshore") in 1996. Mr. Richards served as Vice President—Land for Penrod Drilling Corporation ("Penrod") from January 1989 until September 1990 when Diamond M purchased substantially all of Penrod's land drilling assets. From February 1974 until December 1988, Mr. Richards owned and served as President and Chief Executive Officer of Richards Drilling Company, a land drilling contractor based in Bay City, Texas. Mr. Richards is a member of the board of directors of the American Petroleum Institute and the International Association of Drilling Contractors (Chairman - 2001).	63	1998

BOARD AND COMMITTEE ACTIVITY, STRUCTURE AND COMPENSATION

The Board of Directors has several standing committees, including an Audit Committee, a Compensation Committee, an Executive Committee and a Corporate Governance and Nominating Committee. The Board of Directors has affirmatively determined that Frank M. Brown, William T. Donovan, Robert E. Rose, Trevor Turbidy and William R. Ziegler are independent, as defined by the applicable rules of the American Stock Exchange (the "AMEX").

Board and Committee Membership and Meetings

During 2006, there were six meetings of the Board of Directors. Each director attended at least 75% or more of the aggregate number of meetings of the Board except Mr. Brown, who attended 67% of the Board Meetings. Each director attended at least 75% of the committee meetings on which he served during 2006.

The following table provides membership information for each committee of the board during the fiscal year 2006.

Name	Audit	Corporate Governance	Compensation	Executive
Frank M. Brown	X		X	
William T. Donovan	X*	X		X
Thomas P. Richards				X
Robert E. Rose		X	X*	
Trevor Turbidy	X		X	
Steven A. Webster				X
William R. Ziegler	X	X*		X*

* Committee Chairman

Audit Committee. The Audit Committee is currently composed of Messrs. Brown, Donovan, Turbidy and Ziegler. During 2006, the Audit Committee met eleven times. The Audit Committee assists the Board in fulfilling its oversight responsibilities for the Company's financial, accounting and reporting processes, the Company's system of internal controls and its compliance with related legal and regulatory requirements. The Audit Committee is responsible for the appointment, engagement, termination and oversight of the Company's independent registered public accounting firm, including conducting a review of their independence, reviewing and approving the planned scope of the Company's annual audit, overseeing the registered public accounting firm's audit work, reviewing and pre-approving any audit and non-audit services that may be performed by them, reviewing with the Company's independent registered public accounting firm the adequacy of the Company's internal controls, and reviewing with the independent registered public accounting firm our application of accounting principles. See "Audit Committee Report" contained in this proxy statement. Each member of the Audit Committee meets the independence criteria prescribed by applicable law and the rules of the Securities and Exchange Commission (the "SEC") for audit committee membership and is an "independent director" within the meaning of applicable AMEX listing standards. Each Audit Committee member is able to read and understand fundamental financial statements, including the Company's consolidated balance sheet, consolidated statement of operations and consolidated statement of cash flows. The Board of Directors has further determined that Mr. Donovan is an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K promulgated by the SEC. The Audit Committee operates pursuant to a written charter, which complies with the applicable provisions of the Sarbanes-Oxley Act of 2002 and related rules of the SEC and the AMEX. A copy of the Audit Committee charter, which was amended and restated on April 2, 2007, is attached as Appendix A to this Proxy Statement and also can be found by going to the "Investor Relations" page of the Company's website at *http://www.gwdrilling.com.*

Compensation Committee. The Compensation Committee is currently composed of Messrs. Brown, Turbidy and Rose. During 2006, the Compensation Committee met two times, plus one chairman only meeting. The Compensation Committee recommends to the Board the compensation for the Company's Chief Executive Officer; administers and makes awards under the Company's compensation plans; and monitors and makes recommendation with respect to the Company's various employee benefit plans. Each member of the committee is independent within the meaning of the listing standards of the AMEX. The Compensation Committee operates pursuant to a written charter, which can be found by going to the "Investor Relations" page of the Company's website at *http://www.gwdrilling.com.*

Executive Committee. The Executive Committee is currently composed of Messrs. Donovan, Richards, Webster and Ziegler. During 2006, the Executive Committee met three times. The Executive Committee exercises the powers of the Board of Directors when the Board is not in session, except for specific authority retained by the Board. The Board has retained authority relating to, among other things, amendments to the Articles of Incorporation and Bylaws; mergers, consolidations, sales or exchanges involving substantially all of the Company's assets; declarations of dividends; and issuances of securities.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is currently composed of Messrs. Donovan, Rose and Ziegler. During 2006, the Corporate Governance and Nominating Committee met four times. Each member of the committee is independent within the meaning of the listing standards of the AMEX. The Corporate Governance and Nominating Committee's primary purpose is to evaluate candidates for membership on the Board and make recommendations to the Board regarding candidates, make recommendations with respect to the composition of the Board and the committees thereof, review and make recommendations regarding the functioning of the Board as an entity, recommend corporate governance principles applicable to the Company and assist the Board in its reviews of the performance of the Board and each Committee. The Corporate Governance and Nominating Committee operates pursuant to a written charter approved by the Board in March 2006, a copy of which can be found by going to the "Investor Relations" page of the Company's website at *http://www.gwdrilling.com.* In carrying out its function to recommend candidates for election to the Board, the Corporate Governance and Nominating Committee considers the mix of skills, experience, character, commitment, and diversity of background, all in the context of the requirements of the Board at that point in time. The Corporate Governance and Nominating Committee believes that each candidate should be an individual who has demonstrated integrity and ethics in such candidate's personal and professional life.

The Corporate Governance and Nominating Committee methods for identifying candidates for election to the Board (other than candidates proposed by the Company's shareholders, as discussed below) include the solicitation of ideas for possible candidates from a number of sources—members of the Board; the Company's executives; individuals personally known to the members of the Board; and other research.

Shareholder Recommendations for Directors

The Corporate Governance and Nominating Committee does not have a written policy regarding shareholder nominations for directors. In accordance with the Bylaws, any shareholder wishing to recommend a candidate for director should submit the recommendation in writing to the Secretary of the Company. The written notice should contain: the name and address of the shareholder recommending the individual, as well as the individual's name and address; a description of all arrangements or understandings (if any) between the shareholder and the individual being recommended as a potential director; the class and number of shares of capital stock of the Company which are beneficially owned by the proposed nominee; the class and number of shares of the Company's capital stock which are beneficially owned by the shareholder; such information about the individual being recommended as would be required to be included in a proxy statement filed under then-current SEC rules; and an indication of the individual's willingness to serve as a director of the Company. The Corporate Governance and Nominating Committee will consider all candidates recommended by shareholders who comply with the foregoing procedures.

Minimum Qualifications for Director Nominees and Board Member Attributes

The Corporate Governance and Nominating Committee has no specific, minimum qualifications for director candidates. To comply with regulatory requirements, a majority of the members of the Board of Directors must qualify as independent members under AMEX requirements and at least one member must be an expert in financial matters. The Corporate Governance and Nominating Committee will consider all candidates identified through the processes described above, and will evaluate each of them, including incumbents, based on the same criteria.

Director Attendance at Annual Meeting

The Board's policy regarding director attendance at the Meeting is that they are encouraged to attend, and that the Company will make all appropriate arrangements for directors that choose to attend. In 2006, all directors attended the annual meeting of shareholders.

Communicating with Board of Directors

Any shareholder who desires to contact the Board or specific members of the Board may do so by writing to: Board of Directors, Grey Wolf, Inc., 10370 Richmond Avenue, Suite 600, Houston, Texas 77042, Attention Corporate Secretary.

Director Compensation

The Company's Board of Directors established its current compensation arrangement effective December 1, 2006. Directors who are also full-time officers or employees of the Company receive no additional compensation for serving as directors. All other directors receive an annual retainer of $35,000. The Audit Committee chairman receives an additional $13,500 annual retainer. The Compensation Committee and Corporate Governance and Nominating Committee chairman receives an additional $10,000 annual retainer. Each director is paid a meeting fee of $1,750 for each board meeting attended and $1,750 for each committee meeting attended. In addition, each non-employee director has the opportunity to enroll in the Grey Wolf health insurance program fully paid for by the director and is reimbursed for travel expenses related to attendance at board meetings.

The following table details the compensation paid to non-employee directors for the year ended December 31, 2006.

Name	Fees Earned or Paid in Cash ($)	Stock Awards [1] ($)	Option Awards [2] ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Frank M. Brown	49,500	25,690	24,588	-	-	99,778
William T. Donovan	68,455	25,690	24,588	-	-	118,733
Trevor Turbidy	52,417	25,690	-	-	-	78,107
Robert E. Rose	54,504	25,690	24,588	-	-	104,782
Steven A. Webster	41,667	25,690	24,588	-	-	91,945
William R. Ziegler	59,000	25,690	24,588	-	-	109,278

(1) This column represents the dollar amount recognized for financial statement reporting purposes with respect to 2006 fiscal year in accordance with SFAS 123R. These amounts reflect the Company's accounting expense and do not correspond to the actual value that will be recognized by the named director. Each director listed above received a restricted stock award of 10,000 shares in February 2006 that vest in three equal annual installments beginning in February 2007. Also, in November 2006 each director received a restricted stock award of 15,000 shares that vest 100% after the third anniversary of the grant date. The full grant date fair value of these restricted shares to directors in 2006 is $176,300 per director.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year in accordance with SFAS 123R. These amounts reflect the Company's accounting expense and do not correspond to the actual value that will be recognized by the named director. No stock options were granted to directors in 2006.

EXECUTIVE OFFICERS

The executive officers of the Company serve at the pleasure of the Board of Directors and are subject to annual appointment by the Board at its first meeting following the annual meeting of shareholders. In addition to Mr. Richards, who is listed in the foregoing table, the Company's executive officers are as follows:

Name	Age	Position with the Company
David W. Wehlmann	48	Executive Vice President, Chief Financial Officer and Secretary
Edward S. Jacob, III	54	Senior Vice President – Operations
Robert J. Proffit	51	Senior Vice President – Human Resources
Kent D. Cauley	36	Vice President and Controller
Donald J. Guedry, Jr.	50	Vice President and Treasurer

David W. Wehlmann joined the Company in July 1996 as Vice President and Controller. He was promoted to Senior Vice President, Chief Financial Officer and Secretary in February 1998 and Executive Vice President in March 2003. From November 1994 until he joined the Company, Mr. Wehlmann was Vice President and Chief Accounting Officer of EnerVest Management Company, L.C., a privately-held oil and gas property acquisition and management company. Mr. Wehlmann was Controller of Convest Energy Corporation, a publicly traded oil and gas exploration and production company, from April 1991 until November 1994. Mr. Wehlmann is a member of the Listed Company Council of the American Stock Exchange and is a certified public accountant.

Edward S. Jacob, III joined the Company in January 1999 as Vice President—Marketing and was appointed Senior Vice President—Marketing of the Company in November 1999 and Senior Vice President—Operations in February 2002. He served as Vice President—Operations of Bayard Drilling Technologies, Inc. ("Bayard") from December 1996 until June 1997, at which time he was promoted to Executive Vice President of Bayard and served at this position until January 1999. Prior to December 1996, Mr. Jacob served in various operational and marketing positions with Helmerich & Payne International Drilling for 13 years.

Robert J. Proffit joined the Company in March 2005 as Vice President – Human Resources. He was promoted to Senior Vice President – Human Resources in February 2006. Prior to joining the Company, he was Vice President – Human Resources for GulfTerra Energy Partners and predecessor companies from June 2000 to September 2004. Mr. Proffit has over twenty-five years of human resources experience in the oil and gas, coal and chemical business.

Kent D. Cauley joined the Company in March 2000 as Financial Reporting Manager. He was promoted to Assistant Controller in March 2003 and to Vice President and Controller in November 2004. Prior to joining the Company, he was at Ernst and Young, where he most recently served as Audit Manager. Mr. Cauley is a certified public accountant.

Donald J. Guedry, Jr. joined the Company in October 1996 as Treasurer. He was promoted to Vice President and Treasurer in November 1997. During the seven years prior to joining the Company, Mr. Guedry served in various treasury management positions for Weatherford Enterra, Inc. and a predecessor company.

OWNERSHIP BY MANAGEMENT AND CERTAIN SHAREHOLDERS

Management

The following table sets forth certain information regarding the beneficial ownership of the Common Stock by (i) all nominees for election as a director and directors of the Company, (ii) the chief executive officer and each of the other executive officers identified in the summary compensation table, and (iii) all directors and executive officers as a group.

	Shares Beneficially Owned at March 29, 2007	
	Number[1]	Percent
Thomas P. Richards	906,070[2]	0.5
William R. Ziegler	1,546,283[3]	0.8
Frank M. Brown	128,000[4]	*
William T. Donovan	884,938[5]	0.5
Robert E. Rose	220,000[6]	*
Trevor Turbidy	25,000[7]	*
Steven A. Webster	2,522,283[8]	1.4
David W. Wehlmann	430,047[9]	*
Edward S. Jacob, III	343,737[10]	*
Robert J. Proffit	97,872[11]	*
Kent D. Cauley	84,247[12]	*
Donald J. Guedry, Jr.	143,357[13]	*
Directors and Executive Officers as a group (12 persons named above)		4.0%

* Indicates less than one percent.

(1) Each person has sole voting and investment power with respect to the shares of Common Stock listed, except as otherwise specified.

(2) Includes 54,005 shares of Common Stock owned by Mr. Richards, 408,545 restricted shares of Common Stock as to which he has sole voting power but no dispositive power, 443,520 shares of Common Stock underlying currently exercisable options.

(3) Includes 1,349,616 shares of Common Stock owned by Mr. Ziegler, 21,667 restricted shares of Common Stock as to which he has sole voting power but no dispositive power and 175,000 shares of Common Stock underlying currently exercisable options. All common shares owned by Mr. Ziegler are held in margin accounts or pursuant to bank pledges.

(4) Includes 6,333 shares of Common Stock owned by Mr. Brown, 21,667 restricted shares of Common Stock as to which he has sole voting power but no dispositive power and 100,000 shares of Common Stock underlying currently exercisable options.

(5) Includes 320,611 shares of Common Stock owned by Mr. Donovan, 21,667 restricted shares of Common Stock as to which he has sole voting power but no dispositive power, 250,000 shares of Common Stock underlying currently exercisable options, 268,660 shares of Common Stock beneficially owned through Cambridge Associates, L.P., a Wisconsin limited partnership ("Cambridge"), of which Mr. Donovan is a general partner, 22,000 shares of Common Stock beneficially owned by family members living in the same household, and 2,000 shares held in trust of which Mr. Donovan is the sole trustee. Mr. Donovan disclaims beneficial ownership of 214,056 shares owned by Cambridge, 22,000 shares owned by family members and 2,000 shares held by a trust.

(6) Includes 23,333 shares of Common Stock owned by Mr. Rose, 21,667 restricted shares of Common Stock as to which he has sole voting power but no dispositive power and 175,000 shares of Common Stock underlying currently exercisable options.

(7) Includes 3,333 shares of Common Stocked owned by Mr. Turbidy, 21,667 restricted shares of Common Stock as to which he has sole voting power but no dispositive power.

(8) Includes 2,325,616 shares of Common Stock owned by Mr. Webster, 21,667 restricted shares of Common Stock as to which he has sole voting power but no dispositive power and 175,000 shares of Common Stock underlying currently exercisable options.

(9) Includes 21,182 shares of Common Stock owned by Mr. Wehlmann, 157,441 restricted shares of Common Stock as to which he has sole voting power but no dispositive power and 251,424 shares of Common Stock underlying currently exercisable options.

(10) Includes 16,231 shares of Common Stock owned by Mr. Jacob, 112,871 restricted shares of Common Stock as to which he has sole voting power but no dispositive power, 214,531 shares of Common Stock underlying currently exercisable options and 104 shares of Common Stock held in the 401(k) Plan.

(11) Includes 10,496 shares of Common Stock owned by Mr. Proffit, 75,616 restricted shares of Common Stock as to which he has sole voting power but no dispositive power and 11,760 shares of common stock underlying currently exercisable options.

(12) Includes 8,703 shares of Common Stock owned by Mr. Cauley, 55,876 restricted shares of Common Stock as to which he has sole voting power but no dispositive power and 19,668 shares of Common Stock underlying currently exercisable options.

(13) Includes 9,272 shares of Common Stock owned by Mr. Guedry, 53,416 restricted shares of Common Stock as to which he has sole voting power but no dispositive power, 78,386 shares of Common Stock underlying currently exercisable options and 2,283 shares of Common Stock held in the 401(k) Plan.

Certain Shareholders

The following table sets forth certain information regarding the beneficial ownership of the Common Stock by each person, other than the Company's directors, nominees for director and executive officers, who are known by the Company to beneficially own more than 5% of the outstanding shares of Common Stock.

Name and Address of Beneficial Owner, Identity of Group	Shares Beneficially Owned at March 29, 2007	
	Number	Percent
Barclay's Global Investors.[1] 45 Fremont Street San Francisco, CA 94105	16,902,304	9.0
FMR Corp.[2] 82 Devonshire Street Boston, Massachusetts 02109	16,240,270	8.7
Putnam, LLC d/b/a/ Putman Investments.[3] One Post Office Square Boston, Massachusetts 02109	10,757,450	5.7

(1) As reported on Schedule 13G dated January 31, 2007
(2) As reported on Schedule 13G dated February 14, 2007
(3) As reported on Schedule 13G dated January 23, 2007

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee of the Board of Directors (the "Compensation Committee") is comprised of three independent, non-employee directors who have no "interlocking" relationship with the Company. The Compensation Committee exists to develop executive compensation policies that support the Company's strategic business objectives and values. The duties of the Compensation Committee include:

- Reviewing and approving the design of executive compensation programs and all salary arrangements that Company executives receive;
- Assessing the effectiveness of the program in light of compensation objectives; and
- Reviewing executive performance.

Objectives of Compensation Programs

Our executive compensation program is designed to attract, motivate and retain executives who have the skill, training and dedication to help us implement our strategy and achieve our goal of increasing shareholder value. Our compensation philosophy emphasizes at-risk compensation, while balancing short-term and long-term compensation to support the company's strategic business and financial goals and align the interests of our executives with that of our shareholders. It also rewards our executives for positive, and provides consequences for negative, company and individual performance, and provides competitive pay opportunities compared to the types and ranges of compensation paid by companies of similar size that are regarded as having reasonably analogous lines of businesses and similar executive compensation opportunities and risks. A peer group of companies of similar size was suggested by Marsh Human Resource Consulting, the Compensation Committee's compensation consultant, and approved by the Compensation Committee. During 2006, our compensation peer group consisted of, Helmerich & Payne, Inc., Parker Drilling Company, Patterson-UTI Energy, Inc., Helix Energy Solution Group, ENSCO International, Inc., Pride International, Inc., Rowan Companies, Inc., Superior Energy Services, Inc., TODCO, Unit Corporation, Veritas DGC, Inc. and W-H Energy Services, Inc. Our executives participate in a comprehensive compensation program that is built around this philosophy.

Components of Executive Compensation

Our executive compensation program currently consists of the following principal components:

- base salary;
- short-term incentive compensation in the form of annual cash bonuses based on achievement of predetermined performance standards measuring both company-wide and individual executive performance;
- long-term incentive awards, including stock options and restricted stock;
- benefits that are generally available to all our employees, including 401(k) savings plan contributions and payments under life insurance programs; and
- discretionary awards to compensate for special situations not adequately addressed by the other components of our compensation program.

Each of these components is reviewed annually by the Compensation Committee. We generally seek to set base salaries, cash incentive bonus levels and annual long-term equity incentive awards for executive officers at the median of our compensation peer group. The Committee realizes that using a benchmark may not always be appropriate and that upward or downward adjustments may be warranted based on the individual's experience, prior performance and our perception of the market demand for executives with comparable experience and talents. Our Chief Executive Officer also reviews and provides his recommendations to the Compensation Committee on the total compensation and its components for each executive officer reporting to him.

Variable compensation, which consists of, stock options, restricted stock, and non-equity incentive plan compensation in the form of annual cash bonuses represents between approximately 51% to 74% of total compensation for executive officers. We believe that having the majority of compensation in the form of at risk pay supports our philosophy of delivering compensation at a level commensurate with our performance. It also enables us to maintain lower fixed compensation costs during periods of weak demand in our cyclical industry. While we desire to maintain low fixed costs, we also believe in paying compensation at a level consistent with our compensation peer group so that executives are fairly compensated relative to their counterparts in the marketplace and thus, not motivated to seek employment elsewhere. Long-term incentive compensation represents between approximately 59% and 71% of variable compensation and thus, is more heavily weighted than non-equity incentive plan compensation. We believe this supports our focus on increasing long-term shareholder value. Although we emphasize increasing long-term shareholder value annual cash bonuses still represents a significant portion of variable pay package to appropriately motivate and reward the short-term performance achievement necessary to create long-term value.

Base Salary

Generally, salaries reflect an individual's level of responsibility and authority, prior experience, personal contributions to our past, and expected contributions to our future performance, position within our executive structure, and market pay practices. The Compensation Committee annually reviews and determines the base salaries of executive officers, with its determination regarding the Chief Executive Officer being subject to approval by the Board. Overall, salaries are targeted at the median of the market practice, with annual adjustments based primarily upon individual and company financial performance. When making annual adjustments, a qualitative assessment of individual performance is conducted, which considers many factors, including both past and present contributions. The factors used in making this evaluation may vary by position and may also include other factors, including market conditions and demand for executive talent.

In recognition of Mr. Richards' guidance and contributions to our performance, the Board, upon the recommendation of the Compensation Committee, authorized us to enter into a new employment agreement with Mr. Richards in November 2001. Under the terms of that agreement, effective January 1, 2002, Mr. Richards received an increase in his annual base salary to $425,000. Mr. Richards' annual base salary as of January 1, 2006 was $575,000, which places his annual base salary slightly above the median for our compensation peer group. Effective January 16, 2007, Mr. Richards' annual salary increased to $625,000. In addition, Mr. Wehlmann's base salary was increased from $312,000 to $337,000, which places him at the median of our market matches for similar positions at other corporations.

Non-Equity Incentive Compensation

To support the short-term incentive component of the compensation program, we have a short-term incentive plan under which our executive officers may be paid cash bonuses based primarily on predetermined performance goals that are tied to the Company's overall performance as well as the performance of each executive. For 2006, each of our executive officers may earn a cash bonus that can range from 20% to 135% of a "target bonus amount" set for each officer. The target bonus amount for each officer is expressed as a percentage of the individual officer's salary for 2006. The target bonus amount for our three most highly compensated executive officers (other than our Chief Executive Officer and our Chief Financial Officer) ranges from 40% to 50% of the individual officer's 2006 base salary. The target bonus for Mr. Richards is 90% and Mr. Wehlmann is 70%. The target bonus for each individual is generally set to approximate the median bonus opportunity for similar positions at companies in our compensation peer group. The actual bonuses awarded under the short-term incentive plan depend substantially on the level of achievement attained towards the predetermined performance goals.

Company-wide Performance Measures

Three principal components were considered in determining the actual amount of an individual officer's cash bonus for 2006, company-wide performance measures, individual performance measures and a discretionary component. The first is our level of achievement as a whole towards several company-wide performance goals that can account for up to 40% of an executive's cash bonus. The Compensation Committee had established two company-wide performance measures for 2006. The company wide performance measures and the corresponding weights utilized for all employees were as follows:

Performance Criteria	Assigned Weight
Safety	20%
EBITDA per rig day vs Industry peers	20%

The first of these is our safety record. In 2006 Safety was measured by Total Recordable Incident Rate. During 2006 we experienced a 31% improvement in Safety as compared to 2005 with a 10 % increase in man-hours. The second is our actual earnings before interest expense, taxes, depreciation and amortization ("EBITDA") per rig day worked in 2006 as compared to our EBITDA of our land drilling industry peers.

Individual Performance Measures

The second component is the level of an officer's achievement towards attaining multiple operating performance and/or financial goals that are more directly linked to the scope of the officer' own job responsibilities, which can account for up to 40% of an executives' cash bonus. Like the company-wide performance goals discussed above, individual performance goals are weighted based on the level of achievement attained by the individual officer towards each performance goal. The individual performance goal and the corresponding weights were as follows:

Performance Criteria	Chief Executive Officer and Chief Financial Officer	Senior Vice President – Human Resources	Senior Vice President – Operations	Controller
Regulatory Compliance	15%	10%	10%	25%
Operating Margin vs. Industry Peers	10%			
EBITDA Return on Capital Employed	15%			
Workers' Comp. Experience Modifier		10%		
Personnel turnover vs Target		10%	5%	
Operating Unit Safety			10%	
Capital Expenditures vs Budget			5%	
Overhead Expenses vs Budget		10%	10%	15%

The weighting of each company-wide and individual performance goal is initially set as a percentage component of the executive's target bonus based on the assumption that all performance goals are achieved but are not significantly exceeded. We refer to this as "target weighting" of each performance goal. However, the target weighting of any performance goal used in determining an officer's bonus could change if actual results in 2006 represent either underachievement or overachievement relative to the performance goal. In this regard, there is a minimum threshold level of achievement for each company-wide and individual performance goal. If the minimum threshold of achievement is not met with respect to any performance goal, the target weighting of the performance factor will be reduced to zero percent and the officer's bonus will not include any payment attributable to that performance goal. Assuming that a minimum threshold performance is reached for a performance goal, the target weighting of a performance goal can be decreased by up to 50% for underachievement relative to the performance goal and increased by up to 50% for overachievement. As a result, an individual officer could earn a bonus of from zero to 150% of his target bonus amount.

The Compensation Committee relies heavily, but not exclusively, on the predetermined performance goals. In addition to the ability to adjust a bonus based on underachievement or overachievement of a performance measure, the Compensation Committee also can exercise discretion with respect to up to the final 20% of the officers target bonus amount. This portion of an executive officer's bonus was awarded taking into consideration the Compensation Committee's view of our compensation objectives and other factors they considered relevant. During 2006 the Compensation Committee awarded the Named Executive Officers the full 20%, plus an additional 30% discretionary amount for the group based on the Company's achievement of record financial performance.

We believe that all target goals are realistic and achievable by our executives if they perform their duties with the degree of care and diligence we expect of them in most circumstances. During 2006, our short-term incentive plan and company-wide and individual performance goals then in effect were as described above. Based on these criteria, the following bonuses were awarded and paid to the Named Executive Officers for their fiscal 2006 performance: Mr. Richards at $672,000, Mr. Wehlmann $284,000, Mr. Jacob $162,000, Mr. Proffit $118,400 and Mr. Cauley $81,600.

Long-Term Incentives

Under our 2003 Incentive Plan stock options, restricted stock and other forms of incentive compensation can be granted and provide executives with equity-based opportunities to earn additional compensation based upon our financial performance and stock price performance over the mid- to long-term. The Compensation Committee believes that the use of these types of incentives compensation focuses and further aligns the interests of our executives on the long-term interest of our shareholders. The Compensation Committee considers multiple factors when determining award sizes, including market practices and amounts of other elements of compensation.

Stock options are granted to executives to provide an equity-based incentive component to their compensation. Under the 2003 Incentive Plan, stock options are granted at exercise prices equal to fair market value of the underlying Common Stock on the date of grant. Executives do not realize value unless the stock price rises above the price on the date of grant. This reflects our focus on increasing shareholder value. Historically, our equity-based incentive compensation has consisted solely of stock options. In connection with the Compensation Committee's review of the components of long-term incentive, in February 2005, the Compensation Committee expanded the equity-based incentive compensation to include, and granted shares of, restricted stock to the Named Executive Officers. Our Compensation Committee believes that the stock options and shares of restricted stock are essential components of our compensation program and are necessary for us to be able to attract, motivate and retain high quality employees and executive officers.

For the fiscal year 2006, Mr. Richards was granted options to acquire 166,000 shares of Common Stock at an exercise price of $6.67 per share, and Mr. Wehlmann was granted options to acquire 52,500 shares of Common Stock at an exercise price of $6.67 per share. In addition, three other Named Executive Officers were granted options to acquire 63,800 shares of Common Stock at an exercise price of $6.67 per share. The exercise price for these options was equal to the fair market value of the underlying Common Stock on the date of grant, and reflect the Compensation Committee's continued focus on the "at risk" component of Mr. Richards', Mr. Wehlmann's and other Named Executive Officers' total compensation. For fiscal year 2006, Mr. Richards was granted 166,000 shares of restricted stock, and 52,500 shares of restricted stock were granted to Mr. Wehlmann. Also, 63,800 shares of restricted stock were granted to other Named Executive Officers. Both the options and restricted shares vest in 33⅓% increments beginning the first anniversary date of the grant and were granted on February 12, 2007.

Stock Option Grant Policy

Although the Company does not have a formal policy, it is the Company's practice and the Board of Directors' practice to issue the annual grant of stock options and other incentive compensation to eligible employees at the first regularly scheduled Board of Directors meeting of each year without regard to the timing of the release of material information. The exercise price of options is equal to the fair market value of the underlying common stock, which is defined by the 2003 Incentive Plan as the closing price on the date of the grant.

Common Stock Ownership Requirements

Although we do not have a formal requirement for stock ownership by any employee, we seek to promote the ownership of our Common Stock through the use of long-term incentive compensation. We believe that broad-based stock ownership by our employees, including the Named Executive Officers, enhances our ability to improve shareholder return by aligning the interests of our employees and shareholders.

Other Benefits

Executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, group life, disability and accidental death and dismemberment insurance and our 401(k) plan, in each case on the same basis as other employees. Other than company cars, there were no special benefits or perquisites provided to any executive officer in 2006.

Policy Regarding Tax Deductibility

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public companies for compensation over $1 million paid to each of the company's chief executive officer and the four other most highly compensated officers, unless such compensation meets certain specific requirements. Our Compensation Committee's intent is to design compensation awards that will be deductible without limitation where doing so will further the purposes of the company's executive compensation program. Our Compensation Committee will, however, take into consideration the various other factors described in this report, together with Section 162(m) considerations in making executive compensation decisions and could, in certain circumstances, approve and authorize compensation that is not fully tax deductible.

Conclusion

Our Compensation Committee believes the executive compensation objectives and programs effectively serve the interests of shareholders and the Company. The various compensation vehicles offered are appropriately balanced to provide increased motivation for executives to contribute to our overall future success, thereby enhancing the value for the shareholders' benefit. The Compensation Committee will continue to monitor the effectiveness of our compensation programs.

EXECUTIVE COMPENSATION

The following tables reflect the compensation for services to the Company for the year ended December 31, 2006 for (i) the Chief Executive Officer, (ii) Chief Financial Officer and (iii) the three most highly compensated executive officers of the Company, other than the Chief Executive Officer and Chief Financial Officer (collectively, the "Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (2)	Total ($)
Thomas P. Richards Chairman, President and Chief Executive Officer	2006	575,000	-	555,813	539,551	672,800	18,724	2,361,888
David W. Wehlmann Executive Vice President, Chief Financial Officer and Secretary	2006	312,000	-	245,608	180,379	284,000	15,405	1,037,392
Edward S. Jacob, III Senior Vice President – Operations	2006	255,000	-	192,541	120,049	162,000	15,671	745,261
Robert J. Proflit Senior Vice President – Human Resources	2006	185,000	-	126,220	16,086	118,400	4,995	450,701
Kent D. Cauley Vice President and Controller	2006	150,000	-	106,245	17,444	81,600	13,616	368,905

(1) These columns represent the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of restricted stock and stock options granted in 2006 as well as prior fiscal years, in accordance with SFAS 123R. These amounts reflect the Company's accounting expense for these awards, and do not correspond to the actual value that will be, or has been, recognized by the named executive.

(2) This column represents the Company match for the named executive to the 401(k) plan, personal use of a company owned vehicles and group term life insurance

Grants of Plan-Based Awards in 2006

The following table provides information about equity and non-equity awards granted to the Named Executive Officers.

Name	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh) (4)	Full Grant Date Full Value $ (4)
	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Thomas P. Richards	258,750	517,500	776,250	0	0	0	316,278	160,800	7.34	2,209,729
David W. Wehlmann	109,200	218,400	327,600	0	0	0	134,043	35,400	7.34	961,272
Edward S. Jacob, III	63,750	127,500	191,250	0	0	0	104,435	20,300	7.34	745,163
Robert J. Proffit	46,250	92,500	138,750	0	0	0	67,584	11,280	7.34	485,820
Kent D. Cauley	30,000	60,000	90,000	0	0	0	56,980	7,500	7.34	410,131

(1) The columns show the potential value of the payout for each named executive under the non-equity incentive compensation component of our compensation program, if the threshold, target or maximum goals are satisfied.

(2) This column reflects the number of restricted shares granted in 2006 to the named executives. Messrs Richards, Wehlmann, Jacob, Proffit and Cauley were granted 53,600, 11,800, 6,800, 3,760 and 2,500 shares, respectively, that vest in three equal annual installments beginning on February 16, 2007, one year after the grant date. Also, Messrs: Richards, Wehlmann, Jacob, Proffit and Cauley were granted 196,078, 107,843, 88,235, 58,824 and 50,980 shares, respectively, that vest over the next three years with 20% vesting in February 2007, 30% vesting in February 2008 and 50% vesting in February 2009.

(3) This column shows the number of stock options granted in 2006 to the named executives. These options vest and become exercisable in three equal annual installments, beginning on February 16, 2007, one year after the grant date.

(4) This column shows the full grant date fair value of restricted shares and stock options granted to named executives in 2006. Generally, the full grant date value is the amount that the company will expense in its financial statement over the award's vesting schedule.

Outstanding Equity Awards at December 31, 2006

The following table provides information on the current holdings of stock options and restricted stock by the Named Executive Officers.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Thomas P. Richards	80,000	-	-	6.32	2/09/11			-	-
	-	90,000	-	2.84	2/13/12			-	-
	-	160,000	-	3.85	1/31/13			-	-
	-	180,000	-	3.91	3/25/14			-	-
	39,960	159,840	-	5.60	2/04/15			-	-
	-	160,800	-	7.34	2/16/16			-	-
	-	-	-	-	-	66,600	456,876	-	-
	-	-	-	-	-	249,678	1,712,791	-	-
David W. Wehlmann	60,000	-	-	3.06	2/24/10			-	-
	78,000	39,000	-	2.84	2/13/12			-	-
	-	67,120	-	3.85	1/31/13			-	-
	-	61,212	-	3.91	3/25/14			-	-
	-	34,640	-	5.60	2/04/15			-	-
	-	35,400	-	7.34	2/16/16			-	-
	-	-	-	-	-	14,400	98,784	-	-
	-	-	-	-	-	119,643	820,751	-	-
Edward S. Jacob, III	70,000	-	-	6.32	2/09/11			-	-
	32,000	32,000	-	2.84	2/13/12			-	-
	22,320	44,640	-	3.85	1/31/13			-	-
	8,902	26,706	-	3.91	3/25/14			-	-
	5,660	22,640	-	5.60	2/04/15			-	-
	-	20,300	-	7.34	2/16/16			-	-
	-	-	-	-	-	9,400	64,484	-	-
	-	-	-	-	-	95,035	651,940	-	-
Robert J. Proffit	4,000	16,000	-	6.47	3/02/15			-	-
	-	11,280	-	7.34	2/16/16			-	-
	-	-	-	-	-	5,000	34,300	-	-
	-	-	-	-	-	62,584	429,326	-	-
Kent D. Cauley	1,000	-	-	6.32	2/09/11			-	-
	3,600	3,600	-	2.84	2/13/12			-	-
	1,520	3,040	-	3.85	1/31/13			-	-
	844	2,532	-	3.91	3/25/14			-	-
	2,120	8,480	-	5.60	2/04/15			-	-
	-	7,500	-	7.34	2/16/16			-	-
	-	-	-	-	-	3,500	24,010	-	-
	-	-	-	-	-	53,480	366,873	-	-

2006 Option Exercises and Stock Vested

The following table provides information on option awards exercised during 2006 and the aggregate dollar values realized upon such exercise for the Named Executive Officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Thomas P. Richards	230,000	827,527	-	-
David W. Wehlmann	191,624	749,622	-	-
Edward S. Jacob, III	38,902	174,893	-	-
Robert J. Proffit	-	-	-	-
Kent D. Cauley	-	-	-	-

Potential Payments Upon Termination or Change in Control

We have entered into employment agreements and maintain certain plans that will require us to provide compensation to our Named Executive Officers in the event of a termination of employment or a change in control of the company. The discussion and tables below reflect the amount of compensation payable to each of the Named Executive Officers in the event of termination of such executive's employment. The amount of compensation payable to each Named Executive Officer upon voluntary termination, involuntary not-for-cause termination, for cause termination, termination following a change in control and in the event of disability or death of the executive is shown below. The amounts assume that such termination was effective December 31, 2006, and thus include amounts earned through such time, and are estimates of the awards and amounts that would be paid out to the executives upon their termination. The actual awards and amounts to be paid out can only be determined at the time of such executive's separation from the Company.

Thomas P. Richards

The following table describes the potential payments upon termination or a change in control of the company for Thomas P. Richards, our Chairman, President and Chief Executive Officer.

Executive Benefits and Payments Upon Termination	Termination by the Executive[1]	Termination without Cause[2]	Termination upon Change in Control[3]	Death or Disability[4]
Compensation:				
Base Salary ($575,000)	-	$ 1,725,000	$ 2,156,250	$ 1,725,000
Bonus ($575,000)	-	1,725,000	2,156,250	1,725,000
Medical Benefits	-	244,979	244,979	244,979
Long-term incentives:				
Stock Options:				
Unvested	-	1,575,798	1,575,798	1,575,798
Restricted Stock:				
Unvested	-	2,169,667	2,169,667	2,169,667
Total:	-	**$ 7,440,444**	**$ 8,302,944**	**$ 7,440,444**

(1) Mr. Richards will only be entitled to payments if the termination is deemed a "Constructive Termination Without Cause" pursuant to the terms of his Employment Agreement or the voluntary termination is deemed to be a voluntary recitation or retirement within two years of a change of control in which event the Company shall pay the executive as if the termination has been a termination without cause.

(2) Mr. Richards' severance benefit under a termination without cause two years after a change in control is equal to 3 times the sum of (a) annual base salary in effect on such date plus (b) a bonus equal to 100% of the annual base salary.

(3) If Mr. Richard's termination without cause had occurred within two years of a change in control, Mr. Richards would be entitled to 3.75 times the sum of (a) annual base salary in effect on such date plus (b) a bonus equal to 100% of the annual base salary.

(4) If Mr. Richards dies during the term of his employment agreement, he is entitled to the same severance benefits as if he was terminated without cause.

(5) If Mr. Richards becomes disabled during the term of his employment agreement, he is entitled to the same severance benefits as if he was terminated without cause.

David W. Wehlmann

The following table describes the potential payments upon termination or a change in control of the company for David W. Wehlmann, our Executive Vice President, Chief Financial Officer and Secretary.

Executive Benefits and Payments Upon Termination	Termination by the Executive[1]	Termination without Cause[2]	Termination upon Change in Control[3]	Death or Disability
Compensation:				
Base Salary ($312,000)	-	$ 312,000	$ 936,000	-
Bonus ($156,000)	-	156,000	468,000	-
Medical Benefits	-	38,507	38,507	-
Long-term incentives:				
Stock Options:				
Unvested	-	--	583,033	-
Restricted Stock:				
Unvested	-	--	919,535	-
Total:	-	**$ 506,507**	**$2,945,075**	-

(1) Mr. Wehlmann will only be entitled to payments if the termination is deemed a "Constructive Termination Without Cause" pursuant to the terms of his Employment Agreement.

(2) Mr. Wehlmann's severance benefit under a termination without cause one year after a change in control is equal to the sum of (a) annual base salary in effect on such date plus (b) a bonus equal to 50% of the annual base salary.

(3) If Mr. Wehlmann's termination without cause had occurred within one year of a change in control, Mr. Wehlmann would be entitled to 3 times the sum of (a) annual base salary in effect on such date plus (b) a bonus equal to 50% of the annual base salary.

Edward S. Jacob, III

The following table describes the potential payments upon termination or a change in control of the company for Edward S. Jacob, III, our Senior Vice President-Operations.

Executive Benefits and Payments Upon Termination	Termination by the Executive[1]	Termination without Cause[2]	Termination upon Change in Control[3]	Death or Disability
Compensation:				
Base Salary ($255,000)	-	$ 255,000	$ 765,000	-
Bonus ($127,500)	-	127,500	382,500	-
Medical Benefits	-	26,085	26,085	-
Long-term incentives:				
Stock Options:				
Unvested	-	-	370,316	-
Restricted Stock:				
Unvested	-	-	716,424	-
Total:	-	**$ 408,585**	**$2,260,325**	-

(1) Mr. Jacob will only be entitled to payments if the termination is deemed a "Constructive Termination Without Cause" pursuant to the terms of his Employment Agreement.

(2) Mr. Jacob's severance benefit under a termination without cause not within one year after a change in control is equal to the sum of (a) annual base salary in effect on such date plus (b) a bonus equal to 50% of the annual base salary.

(3) If Mr. Jacob's termination without cause had occurred within one year after a change in control, Mr. Jacob would be entitled to 3 times the sum of (a) annual base salary in effect on such date plus (b) a bonus equal to 50% of the annual base salary.

Robert J. Proffit

The following table describes the potential payments upon termination or a change in control of the company for Robert J. Proffit, our Senior Vice President-Human Resources.

Executive Benefits and Payments Upon Termination	Termination by the Executive[1]	Termination without Cause[2]	Termination upon Change in Control[3]	Death or Disability
Compensation:				
Base Salary ($185,000)	-	$ 185,000	$ 555,000	-
Bonus ($92,500)	-	92,500	277,500	-
Gross up	-	-	374,362	-
Long-term incentives:				
Stock Options:				
Unvested	-	-	6,240	-
Restricted Stock:				
Unvested	-	-	463,624	-
Total:	-	**$ 277,500**	**$1,676,726**	-

(1) Mr. Proffit will only be entitled to payments if the termination is deemed a "Constructive Termination Without Cause" pursuant to the terms of his Employment Agreement.

(2) Mr. Proffit's severance benefit under a termination without cause one year after a change in control is equal to the sum of (a) annual base salary in effect on such date plus (b) a bonus equal to 50% of the annual base salary.

(3) If Mr. Proffit's termination without cause had occurred within one year after a change in control, Mr. Proffit would be entitled to 3 times the sum of (a) annual base salary in effect on such date plus (b) a bonus equal to 50% of the annual base salary.

Kent D. Cauley

The following table describes the potential payments upon termination or a change in control of the company for Kent D. Cauley, our Vice President and Controller.

Executive Benefits and Payments Upon Termination	Termination by the Executive	Termination without Cause	Termination upon Change in Control[1]	Death or Disability
Compensation:				
Base Salary ($150,000)	-	-	$ 225,000	-
Bonus ($45,000)	-	-	67,500	-
Long-term incentives:				
Stock Options:				
Unvested	-	-	41,777	-
Restricted Stock:				
Unvested	-	-	390,883	-
Total:	-	-	**$ 725,160**	-

(1) Mr. Cauley's severance benefit under a termination without cause within one year after a change in control is equal to 1.5 times the sum of (a) annual base salary in effect on such date plus (b) a bonus equal to 30% of the annual base salary.

Employment Agreements

In November 2001, the Company entered into amended and restated employment agreements with Messrs. Richards, Wehlmann and Jacob by which each would receive (i) an annual salary of $425,000, $200,000, and $178,000 and (ii) a bonus at the sole discretion of the Board of Directors. In December 2005, the Company entered into an employment agreement with Mr. Proffit by which he would receive (1) an annual salary of $150,000 and (ii) a bonus at the sole discretion of the Board of Directors. Messrs. Richards, Wehlmann, Jacobs and Proffit's salaries changed to $625,000, $337,000 and $284,000, and $217,000, respectively, in January 2007. The term shall be automatically extended annually, unless and until at least 90 days prior to the renewal date either party gives notice not to further extend. Pursuant to the employment agreements, in the event a termination occurs within one year (two years in the case of Mr. Richards) of a "Change in Control" (as defined), each executive shall be paid three times (three and three quarters times in the case of Mr. Richards) the sum of: (a) the annual salary of such executive in effect on the date of termination, plus (b) a bonus equal to fifty percent (one-hundred percent in the case of Mr. Richards) of such annual salary.

In November 2001, the Company established an Executive Severance Plan (the "Plan"). The purpose of this Plan is to provide the executive officers of the Company, including Mr. Cauley, and its subsidiaries who have not entered into employment agreements with the Company economic protection in the event of termination of employment under circumstances provided for in the Plan within twelve months after a "Change in Control" (as defined). Pursuant to the terms of the Plan, a participant shall receive a severance payment equal to one and one half times the sum of: (a) the participant's annual salary, plus (b) a bonus equal to thirty percent of such annual salary.

CERTAIN TRANSACTIONS

Set forth below is a description of certain transactions entered into between the Company and certain of its affiliates. Pursuant to the Audit Committee Charter, the Audit Committee has oversight for and reviews the company's policies and procedures for addressing conflicts of interest. The Audit Committee also has oversight for and reviews all transactions with related persons reportable under Item 404(a) of Regulation S-K in accordance with such policies and procedures.

In 2006, the Company performed contract drilling services for Carrizo Oil & Gas, Inc., Goodrich Petroleum and Laramie Energy, LLC. Mr. Webster serves on the board of directors of each of these companies. Services were provided to these companies on a competitive basis. Total revenue recognized by the Company from these companies during 2006 was approximately $41.5 million.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers, and shareholders who own more than 10% of the outstanding shares of Common Stock, to file reports of stock ownership and changes in ownership with the SEC and the AMEX and to furnish the Company with copies of all such reports they file. Based solely on a review of the copies of the Section 16(a) reports furnished to the Company, or written representations that no reports were required, it believes that during fiscal year 2005, all Section 16(a) filing requirements applicable to its directors, executive officers and greater than 10% shareholders were complied with, except that a report on Form 4 was filed late by Mr. Donovan.

AUDIT COMMITTEE REPORT

To Our Shareholders

The Audit Committee of the Board of Directors (the "Committee") exists to provide an independent, objective oversight of the Company's accounting functions and internal controls. Under the rules of the AMEX, all of the members of the Committee are independent. The Committee operates under a written charter originally adopted by the Board of Directors on May 9, 2000 that was last revised and approved by the Board on April 2, 2007. The Committee charter complies with all current regulatory requirements.

The Committee has reviewed and held discussions with management and KPMG LLP, the Company's independent registered public accounting firm on the audited financial statements for fiscal year 2006. The Committee reviewed with the independent registered public accounting firm who is responsible for expressing an opinion on the conformity of the audited financial statements with accounting principles generally accepted in the United States of America, their judgments as to quality, not just the acceptability, of the Company's accounting functions and such other matters as are required to be discussed with the Committee under auditing standards generally accepted in the United States of America. In addition, the Committee has discussed with KPMG LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Codification of Statements on Auditing Standards) which includes, among other items, matters related to the conduct of the audit of the Company's financial statements. In addition, the Committee has received a written statement from KPMG LLP describing all relationships between the independent registered public accounting firm and the Company that may impact its objectivity and independence as required by Independence Standards Board Standard No. 1, and has discussed with KPMG LLP matters relating to its independence, including a review of audit and non-audit fees and any relationships that may impair its independence and satisfied itself as to their independence.

The members of the Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including with respect to accountant independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors.

Based on the Committee's review of the audited financial statements and discussions with management and the independent auditors, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006, for filing with the SEC.

Audit Committee:

Frank M. Brown

William T. Donovan

Trevor Turbidy

William R. Ziegler

PROPOSAL 2

TO APPROVE AMENDMENTS TO THE 2003 INCENTIVE PLAN

The Board of Directors is seeking shareholder approval of amendments to the Grey Wolf, Inc. 2003 Incentive Plan (the "2003 Plan") to (i): increase the number of shares of Common Stock that may be awarded under the 2003 Plan by 5,000,000 shares, from 17,000,000 to 22,000,000 shares and (ii) prohibit the repricing of stock options and stock appreciation rights without shareholder approval. If approved, these amendments will not change any other terms of the 2003 Plan. The 2003 Plan is a broad-based incentive plan that provides for granting stock options, restricted stock awards and other stock-based awards to employees, consultants and non-employee directors. The 2003 Plan is administered by the Compensation Committee. The Compensation Committee has the full power and authority, subject to the terms of the 2003 Plan, to select the individuals to whom the awards are made under the 2003 Plan. The purposes of the 2003 Plan, through the award of equity based incentive compensation, is to further align the interests of the Company's executive officers with those of its shareholders.

Description of Proposed Amendments

Increase in Number of Shares. As of March 15, 2007, 2,588,868 shares of Common Stock were available for grant pursuant to the 2003 Plan. The Compensation Committee does not believe that the shares of Common Stock that remain available for award under the 2003 Plan is sufficient to carry out its compensation policy and recommended to the Board that the 2003 Plan be amended. Accordingly, as part of the Company's overall effort to increase shareholder value the Board of Directors unanimously approved an amendment to the 2003 Plan, subject to shareholder approval, increasing the aggregate number of shares reserved for grant pursuant to the 2003 Plan from 17,000,000 to 22,000,000. If approved, 7,588,868 shares of Common Stock will be available for future grants pursuant to the 2003 Plan.

Prohibition on Repricing of Options. In addition, the Board of Directors approved an amendment to the 2003 Plan, subject to shareholder approval, adding a new section to prohibit the repricing of stock options without stockholder approval. The text of the proposed amendment which prohibits repricing is as follows:

> "1.9 Repricing. Except in connection with the provisions under Section 5.5, repricing of Options or stock appreciation rights shall not be permitted without stockholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (a) changing the terms of an Option or stock appreciation right to lower its Option Price or exercise price; (b) any other action that is treated as a "repricing" under generally accepted accounting principles; and (c) repurchasing for cash or canceling an Option or stock appreciation right at a time when its Option Price or exercise price is greater than the Fair Market Value of the underlying stock in exchange for another Incentive Award. Such cancellation and exchange would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Covered Employee."

Although the Company has always had a policy against the repricing of stock options, this proposed amendment adds an express prohibition against repricing of stock options and stock appreciation rights.

Purposes

The Board of Directors believe that proposed amendments to the 2003 Plan are in the best interest of shareholders in that they are consistent with the best governance practices and will enable the 2003 Plan continue to serve its intended purpose, to (i) further the Company's efforts in attracting, retaining and motivating officers and key employees of the Company and (ii) continue to closely align the interests of participants in the 2003 Plan with those of shareholders by encouraging stock ownership and by tying compensation to the performance of the Company and the Common Stock.

The Board of Directors unanimously recommends that shareholders vote FOR Proposal 2

Equity Compensation Plans

Under the 2003 Plan (the "2003 Incentive Plan"), options to acquire shares of Common Stock may be granted to directors, executive officers and other employees. Options to acquire shares of Common Stock have been granted under the 1982 Stock Option and Long-Term Incentive Plan for Key Employees (the "1982 Employee Plan") and the 1996 Employee Stock Option Plan (the "1996 Employee Plan"). The Board of Directors suspended the 1982 Employee Plan in March 1999 and, as a result of shareholder approval of the 2003 Incentive Plan in May 2003, no further grants or awards shall be made under the 1996 Employee Plan. The outstanding options previously granted or awarded shall continue to be exercisable subject to the terms and conditions of such grants or awards. The following table summarizes our equity compensation plans as of December 31, 2006 with respect to shares of Common Stock that may be issued under the 1982 Employee Plan, 1996 Employee Plan and the 2003 Incentive Plan and other equity compensation plans.

	Equity Compensation Plan Information		
Plan Category	**Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)**	**Weighted average exercise price of outstanding options, warrants and rights (b)**	**Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)**
Equity compensation plans approved by security holders	2,918,232	$ 4.488	3,795,148
Equity compensation plans not approved by security holders[1]	700,500	3.154	0
Total	3,618,732	$ 4.230	3,795,148

(1) Reflects options granted to non-employee Board members. These options have an exercise price equal to the fair market value of the Common Stock on the date of grant, expire 10 years from the date of grant.

PROPOSAL 3

TO APPROVE AN AMENDMENT TO THE ARTICLES OF INCORPORATION APPROVAL OF INCREASE IN AUTHORIZED SHARES

On February 12, 2007, the Board of Directors approved an amendment to the Company's Amended and Restated Articles of Incorporation to increase the number of authorized shares of Common Stock and directed that the amendment be submitted to the shareholders of the Company for their approval.

The proposal would amend the Amended and Restated Articles of Incorporation to increase the total authorized capital stock of the Company from 301,000,000 to 501,000,000 shares and to increase the number of authorized shares of Common Stock from 300,000,000 to 500,000,000 shares. No changes would be made to the number of authorized shares of preferred stock.

The proposed amendment provides for the first sentence of Article 4 to be amended to read as follows:

"The Corporation shall have the authority to issue an aggregate of 501,000,000 shares, consisting of 1,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock") and 500,000,000 shares of Common Stock, par value $0.10 per share ("Common Stock")."

The Company is currently authorized to issue 300,000,000 shares of Common Stock. As of the record date for the Annual Meeting, 195,893,284 shares of Common Stock were issued and outstanding. In addition, as of the record date, approximately 3,445,020 shares were subject to outstanding equity compensation awards such as stock options (restricted stock awards are treated as outstanding shares) and an additional 2,588,868 shares were reserved for issuance in connection with future awards available for grant under the Company's various shareholder-approved, equity compensation plans. There are only 55,615,783 shares of unissued and unreserved shares of Common Stock available for issuance in addition to 11,033,572 treasury shares.

The Board of Directors believes that it is advisable and in the best interests of the Company and the Company's shareholders to have available authorized but unissued shares of Common Stock in an amount adequate to provide for future financing needs. The additional shares will be available for issuance from time to time in the discretion of the Board, normally without further shareholder action (except as may be required for a particular transaction by applicable law, requirements of regulatory agencies or by American Stock Exchange rules), for any proper corporate purpose, including, among other things, stock splits, stock dividends, future acquisitions of property or securities of other corporations, convertible debt financing and equity financings. No shareholder has any preemptive rights regarding future issuance of any shares of Common Stock.

The Board of Directors has no present plans to issue additional shares of Common Stock other than pursuant to existing equity compensation plans. However, the Board believes that if an increase in the authorized number of shares of Common Stock were to be postponed until a specific need arose, the delay and expense incident to obtaining the approval of the Company's shareholders at that time could significantly impair the Company's ability to meet financing requirements or other objectives.

The issuance of additional shares of Common Stock may have the effect of diluting the stock ownership of persons seeking to obtain control of the Company. Although the Board of Directors has no present intention of doing so, the Company's authorized but unissued Common Stock could be issued in one or more transactions that would make a takeover of the Company more difficult or costly and less likely, potentially limiting the opportunity for the Company's shareholders to dispose of their shares at a premium, which is often offered in takeover attempts, or that may be available under a merger proposal. The proposed amendment to the Amended and Restated Articles of Incorporation is not being recommended in response to any specific effort of which we are aware to obtain control of the Company, nor is the Board presenting this proposal with the intent that it be utilized as a type of anti-takeover measure.

The Board of Directors recommends that you vote "FOR" Item 3, to approve an amendment to the Company's Amended and Restated Articles of Incorporation to increase the number of shares of Common Stock authorized for issuance by the Company from 300,000,000 shares to 500,000,000 shares.

The Board of Directors unanimously recommends that shareholders vote FOR Proposal 3

INDEPENDENT AUDITORS

KPMG LLP has served as the independent registered public accounting firm of the Company since October 1996. Upon the recommendation of the Audit Committee, the Board of Directors has approved the selection of KPMG LLP to serve as independent registered public accounting firm for the fiscal year ending December 31, 2007. It is not proposed that any formal action be taken at the Meeting with respect to the continued employment of KPMG LLP, inasmuch as no such action is legally required. Representatives of KPMG LLP plan to attend the

Meeting and will be available to answer questions, and will have an opportunity to make a statement if they so desire, although it is not expected that any statement will be made.

The following table sets forth the fees for professional audit services rendered by KPMG LLP for the audit of the Company's annual financial statements for the years ended December 31, 2006 and 2005, and fees billed for other services performed by KPMG LLP during those periods:

	2006	2005
Audit Fees[1]	$ 695,000	$ 760,000
Audit-Related Fees [2]	44,000	36,000
Tax Fees [3]	96,000	55,000
All Other Fees	–	–
Total	$ 835,000	$ 851,000

(1) For 2006 and 2005, the audit fees include $445,000 and $467,000, respectively, for Sarbanes Oxley related work.
(2) Audit related fees consist of an audit of the financial statements of the 401(k) plan.
(3) For 2006, the tax fees consist of $70,000 for tax compliance, and $26,000 for tax consulting. In 2005, tax fees consisted of $54,000 for tax compliance, and $1,000 for tax consulting.

The Company did not engage KPMG LLP to provide services related to information systems design and implementation.

Pre-Approval of Services by the Independent Auditor

The Audit Committee has adopted a policy regarding the pre-approval of audit and permitted non-audit services to be performed by the Company's independent auditor, KPMG LLP. The Audit Committee will, on an annual basis, consider and approve the provision of audit and, if appropriate, non-audit services by KPMG LLP. Thereafter, the Audit Committee will, as necessary, consider and, if appropriate, approve the provision of additional audit and non-audit services by KPMG LLP which are not encompassed by the Audit Committee's annual pre-approval and are not prohibited by law. The Audit Committee has delegated to the Chairman of the Audit Committee the authority to pre-approve, on a case-by-case basis, non-audit services to be performed by KPMG LLP.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF ETHICS

The Board has adopted Corporate Governance Guidelines and a Code of Ethics applicable to the Chief Executive Officer and other senior officers, including, among others, chief financial officer and controller. Copies of the Company's Corporate Governance Guidelines and Code of Ethics are available on the "Governance" page of the Company's website located at http://www.gwdrilling.com. The Company will provide copies of these codes in print, free of charge, to shareholders who request them. Any waiver of these codes with respect to executive officers or directors may be made only by the Board or a Board committee and will be promptly disclosed to shareholders on the Company's website, as will any amendments to these codes. No such waivers were granted in 2006.

DISTRIBUTION OF ANNUAL REPORTS TO SHAREHOLDERS

The annual report to shareholders covering the fiscal year ended December 31, 2006, has been mailed to each shareholder entitled to vote at the Meeting.

PROCEDURES FOR SUBMITTING SHAREHOLDER PROPOSALS

Any shareholder who wishes to submit a proposal for action to be included in the proxy statement and form of proxy relating to the Company's 2008 annual meeting of shareholders is required to submit such proposals to the Company on or before December 1, 2007.

The Bylaws contain a procedure for stockholder nomination of directors. The Bylaws provide that any record owner of stock entitled to vote in the election of directors may nominate a person for election as a director at a shareholder meeting only if written notice is given of the intent to make such nomination. The notice must be given, with respect to an annual meeting, not less than 60 nor more than 120 days prior to the anniversary date of the mailing to shareholders of the notice of the meeting for the immediately proceeding annual meeting (unless the date of the annual meeting is changed by more than 30 days from the anniversary date of the immediately preceding annual meeting). Each notice must include: (i) the name, age, business address and residence address of the proposed nominee, (ii) the principal occupation or employment of the proposed nominee, (iii) the class and number of shares of capital stock of the Company which are beneficially owned by the proposed nominee, (iv) a description of all arrangements or understandings between the shareholder and each proposed nominee and any other person (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder including any plans or proposals pertaining to the Company, its business or management, (v) all other information relating to such proposed nominee that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act, and (vi) the written consent of the proposed nominee to serve as a director of the Company if so elected. Any such notice shall also set forth (i) the name and address of the shareholder, (ii) a representation that the shareholders is a holder of record of shares of the Company's capital stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the proposed nominee or nominees specified in the notice and (iii) the class and number of shares of the Company's capital stock which are beneficially owned by the shareholder and also which are owned of record by such shareholder.

Shareholders that intend to present a proposal that will not be included in the proxy statement for the Company's 2007 annual meeting must give written notice of a shareholder's intent to submit such a proposal on or after December 3, 2007 but not later than February 2, 2008. The notice submitted by a shareholder should include a statement that the proponent intends to solicit the necessary percentage of shareholder votes to carry the proposal supported by evidence that the stated percentage will actually be solicited.

COST OF SOLICITING PROXIES

The cost of soliciting proxies will be borne by the Company. In addition to solicitations by mail, a number of regular employees of the Company may, if necessary to assure the presence of a quorum, solicit proxies in person or by telephone for which they will receive no additional compensation. Brokerage houses, banks and other custodians, nominees will be reimbursed for their customary out-of-pocket and reasonable expenses incurred in forwarding proxy materials to their clients who are beneficial owners of Common Stock.

By Order of the Board of Directors,



DAVID W. WEHLMANN,
Secretary

April 4, 2007

APPENDIX A

GREY WOLF, INC.

CHARTER
OF THE
AUDIT COMMITTEE
OF THE
BOARD OF DIRECTORS

(As amended April 2, 2007)

Purpose

The Audit Committee is a standing committee of the Board of Directors (the "***Board***") of Grey Wolf, Inc., a Texas corporation (the "***Company***"). Its primary function is to assist the Board in fulfilling its oversight responsibilities by:

- Reviewing the financial reports and other financial information provided by the Company to any governmental body or the public;
- Reviewing the Company's auditing, accounting and financial reporting processes generally;
- Selecting and evaluating the independence and qualifications of the Company's independent registered public accounting firm (the "***Auditor***");
- Reviewing the performance of the Auditor;
- Facilitating an open avenue of communication among the Auditor, financial and senior management and the Board;
- Overseeing the Company's compliance with applicable legal and regulatory requirements; and
- Reviewing the Company's system of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established.

Although the Audit Committee has the responsibilities and powers set forth in this Charter, management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting policies and procedures that provide for compliance with accounting standards and applicable laws and regulations.

The Auditor is responsible for planning and carrying out a proper audit of the Company's financial statements and expressing an opinion on the conformity of the financial statements with U. S. generally accepted accounting principles. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not performing the functions of auditors or management.

The Audit Committee shall have the resources and authority to take all actions it deems advisable to fulfill its responsibilities and duties. The Audit Committee has the authority, without having to seek Board approval, and appropriate funding to obtain advice and assistance, as appropriate, from any outside legal, accounting and other advisers, as it determines necessary to carry out its duties. The Audit Committee may also conduct or authorize investigations into or studies of matters within the Audit Committee's scope of responsibilities.

The Audit Committee will primarily fulfill its oversight responsibilities by carrying out the activities described below.

Composition

The Audit Committee shall be comprised of a minimum of three directors. Each member shall meet the independence and experience requirements of the Securities and Exchange Commission (the "***SEC***") and the American Stock Exchange, as each may be modified or supplemented from time to time. In addition, each member will be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

A director who is not independent under the rules and regulations of the American Stock Exchange and is not a current employee or an immediate family member of such employee may be appointed to the Audit Committee if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by the individual is required by the best interest of the Company and its shareholders, and the Company discloses, in the next annual proxy statement subsequent to such determination, the nature of the relationship and the reasons for that determination. A director appointed to the Audit Committee pursuant to this exception may not serve on the Audit Committee for more than two (2) years and may not serve as the Chair of the Audit Committee.

All members of the Audit Committee must be able to read and understand fundamental financial statements, including the Company's balance sheet, income statement, and cash flow statement at the time of their appointment to the Audit Committee. Audit Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant. One member of the Audit Committee shall have accounting or related financial management expertise and qualify as a "financial expert" in accordance with the requirements of the SEC and the American Stock Exchange, as each may be modified or supplemented from time to time.

Members of the Audit Committee shall be appointed by the Board upon the recommendation of the Corporate Governance and Nominating Committee. The members of the Audit Committee shall serve on the Audit Committee for a term coinciding with their staggered Board term. If a Chair of the Audit Committee is not appointed by the Board, the Audit Committee shall itself elect a member to chair its Meetings.

Responsibilities and Duties

To fulfill its responsibilities and duties the Audit Committee shall:

Documents/Reports Review

- Conduct an annual self evaluation of the Audit Committee's performance.

- Annually review and reassess the adequacy of this Charter and report to the Board any recommended changes to this Charter.

- The Audit Committee shall submit the Charter to the full Board for approval and have the Charter published at least every three years in accordance with the regulations of the SEC.

- Review and discuss with management and the Auditor the Company's audited financial statements to be included in the annual report on Form 10-K, and, based on its review, recommend to the Board whether the financial statements should be included in the annual report on Form 10-K. The Audit Committee's review should include:

- The disclosures under the "Management's Discussion and Analysis of Financial Condition and Results of Operations" portion thereof;
- Critical accounting policies;
- Changes in accounting policies and practices, financial reporting and accounting standards and principles, or changes in their application;
- Significant estimates and judgments made in connection with the preparation of such audited financial statements; and
- Review with the Company's counsel any legal matters that could have a significant impact on the Company's financial statements.

- Review and discuss with management and the Auditor, as appropriate, earnings press releases and any other financial information and earnings guidance that is publicly disclosed by the Company. The Chair of the Audit Committee may represent the entire Audit Committee for this purpose.
- Review any other reports or other financial information filed or furnished to any governmental body, including any certification, report, opinion, or review rendered by the Auditor.
- In consultation with management and the Auditor, consider:
  - The integrity of the Company's disclosure controls and procedures;
  - The quality and adequacy of the system of internal controls that could significantly affect the Company's financial statements;
  - The significant findings of the Auditor related to the system of internal controls, with management's responses; and
  - The status of management's responses to previous recommendations from the Auditor, and the status of any previous instructions to management from the Audit Committee.
- Discuss with financial management and the Auditor the Company's risk assessment and risk management policies, including:
  - Insured risk coverage, risk retention and other significant insurance coverage matters; and
  - Significant financial risk exposures and the steps management has taken to monitor, control and report such exposures.
- Review disclosures made by the Company's chief executive officer and chief financial officer during their certification process for the annual and quarterly reports regarding any significant deficiencies in the design or operation of internal controls or material weaknesses in such controls.

- Review with management and the Auditor any fraud discovered by the Company, whether or not material, that involves management or other employees who have a significant role in the Company's system of internal controls.

- Review and discuss with management and the Auditor the Company's quarterly financial results prior to the release of earnings.

- Review and discuss with management and the Auditor the Company's financial statements included in the Company's quarterly report on Form 10-Q prior to filing with the SEC or distribution to persons outside of the Company.

- Review and discuss any significant changes to the Company's accounting principles.

- Review and discuss any items required to be communicated by the Auditor in accordance with SAS 61 or other applicable accounting or auditing standards.

- Review with Auditor the recommendations included in their management letter, if any, and their informal observations regarding the competence and adequacy of financial and accounting procedures of the Company. On the basis of this review, make recommendations to the Board for any changes that seem appropriate.

Ethical and Legal Compliance

- Maintain and review procedures for:

  - The receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

  - The confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, auditing matters or other corporate or employee activities.

- Annually discuss with the Auditor whether it has identified the existence of any issues of the type described in Section 10A of the Securities Exchange Act of 1934 (concerning detection of illegal acts).

- Annually, review the scope and status of systems designed to promote Company compliance with laws, regulations and internal procedures, through review of reports from management, legal counsel and third parties as determined by the Audit Committee.

Other Matters

- Annually prepare a report to shareholders as required by the SEC. The report should be included in the Company's annual proxy statement.

- Perform other duties prescribed by the Company's bylaws, governing law, or as the Audit Committee or the Board deems necessary or appropriate to discharge its overall responsibilities.

- Review financial and accounting personnel succession planning with the Company.

- Ensure that none of the individuals serving in the positions of chief executive officer, chief financial officer, controller, or any person serving in an equivalent position participated in any capacity in the audit of the Company as an employee of the Auditor during the one-year period preceding the date of initiation of any audit being performed by the Auditor.

- Any transaction between the Company and a related person, which is required to be disclosed under the rules of the SEC, is subject to review and oversight of the Audit Committee. For purposes of this requirement, the terms "transaction" and "related person" have the meaning contained in Item 404 of Regulation S-K.

- Annually review the Company's policies and procedures for addressing conflicts of interest. Annually review a summary of director and officers' related party transactions and potential conflicts of interest.

- Maintain minutes of meetings and periodically report to the Board on significant results of the foregoing activities.

Relationship with the Auditor

- The Audit Committee has the sole authority to:
    - Appoint, retain and terminate the Company's Auditor;
    - Review and approve all audit engagement fees and terms; and
    - Pre-approve the nature, extent, and cost of all non-audit services provided by Auditor in accordance with the relevant law. The Chair of the Audit Committee may represent the entire Audit Committee for purposes of pre-approval of non-audit services.

- The Audit Committee shall obtain and review at least annually a formal written report from the independent auditor delineating:
    - The Auditor's internal quality-control procedures;
    - The Auditor's independence and all significant relationships the Auditor has with the Company;
    - Any material issues raised within the preceding five years by the auditing firm's internal quality-control reviews, by peer reviews of the firm, or by any governmental or other inquiry or investigation relating to any audit conducted by the firm; and
    - The Audit Committee will also review steps taken by the Auditor to address any findings in any of the foregoing reviews.

- Annually review the Auditor's audit plan and discuss scope, staffing, locations, reliance upon management and internal audit, and general audit approach.

- Consider the Auditor's judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

- Discuss with management and the Auditor the quality and adequacy of the Company's disclosure controls and procedures.

- Annually consult with the Auditor out of the presence of management about internal controls and the completeness and accuracy of the Company's financial statements.

- In consultation with the Auditor, review the integrity of the Company's financial reporting process, both internal and external.

- Consult with the Auditor to confirm that neither the lead audit partner, nor the audit partner responsible for reviewing the Company's audit, has performed audit services for the Company for more than the Company's five previous fiscal years.

-END-

DIRECTORS

Frank M. Brown
President
Fairweather International, Inc.
Anchorage, Alaska

William T. Donovan
Chairman, Rockland Industrial Holdings, LLC
Milwaukee, Wisconsin

Thomas P. Richards
Chairman, President and Chief Executive Officer
Grey Wolf, Inc.
Houston, Texas

Robert E. Rose
Chairman
GlobalSantaFe Corporation
Houston, Texas

Trevor M. Turbidy
President and Chief Executive Officer
Trico Marine Services, Inc.
Houston, Texas

Steven A. Webster
Co-Managing Partner
Avista Capital Holdings, L.P.
Houston, Texas

William R. Ziegler
Vice Chairman
Grey Wolf, Inc.
Of Counsel to
Satterlee Stephens Burke & Burke LLP
New York, New York

OFFICERS

Thomas P. Richards
Chairman, President and Chief Executive Officer

David W. Wehlmann
Executive Vice President and Chief Financial Officer

Edward S. Jacob, III
Senior Vice President, Operations

Robert J. Proffit
Senior Vice President, Human Resources

Kent D. Cauley
Vice President and Controller

Donald J. Guedry, Jr.
Vice President and Treasurer

SUBSIDIARY OFFICERS

Ronald G. Hale
Senior Vice President, Business Development

Joseph C. Hopewell
Senior Vice President, Turnkey Services

Forrest M. Conley, Jr.
Vice President, Ark-La-Tex

Dale M. Love
Vice President, Gulf Coast

James G. Minmier
Vice President, Contracts & Marketing

Ray A. Smith
Vice President, Rocky Mountain

CORPORATE HEADQUARTERS

10370 Richmond Avenue, Suite 600
Houston, Texas 77042–4136
TEL 713.435.6100
FAX 713.435.6170
www.gwdrilling.com

TRANSFER AGENT

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800.937.5449

ANNUAL MEETING

Grey Wolf's Annual Meeting of Shareholders will be held at 9:00 a.m. on May 15, 2007, at the:

Marriott Houston Westchase
2900 Briarpark Drive
Houston, Texas 77042

INVESTOR RELATIONS

Shareholders are encouraged to contact the Company with questions or requests for information. Additional copies of the Company's 2006 Annual Report on Form 10-K as filed with the Securities and Exchange Commission are available without charge upon written request. Inquiries should be directed to:

Investor Relations
Grey Wolf
10370 Richmond Avenue, Suite 600
Houston, Texas 77042-4136
713.435.6100

or through our website at:
www.gwdrilling.com

Grey Wolf is traded on the American Stock Exchange under the symbol GW

This publication includes certain forward-looking statements reflecting Grey Wolf's expectations; however, many factors which may affect the actual results, including commodity prices, market and economic conditions, rig supply and demand and industry competition are difficult to predict. Accordingly, these forward-looking statements are subject to a number of risks and uncertainties and actual results and outcomes may differ materially. Please see our Annual Report on Form 10-K for the year ended December 31, 2006, included herein, for material factors that could cause actual results to vary.

Written by: Lisa Hill Sostack

Designed by: Origin Design, Houston, Texas
www.origindesign.com


ORIGIN

END